Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

TRICON CAPITAL GROUP INC.,

TAH ACQUISITION HOLDINGS LLC,

TAH ACQUISITION LP,

SILVER BAY REALTY TRUST CORP.,

SILVER BAY MANAGEMENT LLC

and

SILVER BAY OPERATING PARTNERSHIP L.P.

Dated as of February 27, 2017

i

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Page

Schedule B — Knowledge of Parent Parties

Disclosure Letter

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of February 27, 2017 (this “Agreement”), is by and among Tricon Capital Group Inc., a company incorporated under the laws of the Province of Ontario (“Ultimate Parent”), TAH Acquisition Holdings LLC, a Delaware limited liability company (“Parent”), TAH Acquisition LP, a Delaware limited partnership (“Parent LP”), Silver Bay Realty Trust Corp., a Maryland corporation (“Company”), Silver Bay Management LLC, a Delaware limited liability company (“Company GP”) and Silver Bay Operating Partnership L.P., a Delaware limited partnership (“Company LP”).  Parent, Parent LP, Company, Company GP and Company LP are each sometimes referred to herein as a “Party” and collectively as the “Parties”.  Ultimate Parent, Parent and Parent LP are collectively referred to herein as the “Parent Parties”.  Company, Company GP and Company LP are collectively referred to herein as the “Company Parties”.

WHEREAS, the board of directors of Ultimate Parent (the “Ultimate Parent Board”), the board of directors of Parent (the “Parent Board”) and the board of directors of Company (the “Company Board”) have determined that it is advisable and in the best interests of their respective companies for Parent and Company to consummate the acquisition of Company by Parent by way of a merger of Company with and into Parent, with Parent being the surviving entity (the “Parent Merger”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Limited Liability Company Act (the “DLLCA”) and the Maryland General Corporation Law (the “MGCL”);

WHEREAS, TAH Acquisition GP LLC, a wholly owned subsidiary of Parent, as the sole general partner of Parent LP, and Company GP and Company, as the sole general partner and majority (“special”) limited partner, respectively, of Company LP, deem it advisable and, as applicable, in the best interest of their respective limited partners for Parent LP and Company LP to consummate the merger of Parent LP with and into Company LP, with Company LP being the surviving entity (the “Partnership Merger” and, together with the Parent Merger, the “Mergers”), on the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”);

WHEREAS, each of the Ultimate Parent Board, Parent Board and the Company Board has taken all actions required for the execution of this Agreement by Ultimate Parent, Parent and Company, respectively, and approved the consummation of the Mergers and the other transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, TAH Acquisition GP LLC, in its capacity as the sole general partner of Parent LP, and Company GP, in its capacity as the sole general partner of Company LP and Company, in its capacity as a majority (“special”) limited partner of Company LP, have each taken all actions required for the execution of this Agreement by Parent LP and Company LP, respectively, and approved the consummation by Parent LP and Company LP, respectively, of the transactions contemplated hereby;

WHEREAS, as an inducement to the Parent Parties’ willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain of the

Stockholders (as defined below) have executed an agreement (the “Support Agreement”), dated as of the date hereof, providing among other things, that such Stockholders will vote all shares of Company Common Stock (as defined below) held by them in favor of the authorization and approval of this Agreement and the transactions contemplated hereby; and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the execution of this Agreement and to prescribe various conditions to the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, intending to be legally bound, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1                                    Definitions.

(a)                                 For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement having provisions that are no more favorable to the applicable counterparty than those contained in the Confidentiality Agreement with respect to Parent and does not prohibit or otherwise restrict the Company Parties from complying with their obligations under this Agreement, provided that such confidentiality agreement may contain a less restrictive, or no, standstill restriction and shall not be required to restrict the submission of an Acquisition Proposal to Company or the Company Board.

“Acquisition Proposal” means any inquiry, proposal or offer with respect to any transaction or series of related transactions (other than the Mergers) that constitutes (a) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving Company (or any Company Subsidiary); (b) any sale, lease, license, exchange, transfer or other disposition of, or joint venture involving, assets or businesses that constitute or represent more than 10% of the gross revenue, operating income or fair market value of the consolidated assets of Company and the Company Subsidiaries, taken as a whole; (c) any sale, exchange, transfer or other disposition of more than 10% of the outstanding (i) shares of Company Common Stock or (ii) Company OP Common Units; or (d) any tender offer or exchange offer that, if consummated, would result in any Person (other than Parent and its Affiliates) becoming the beneficial owner of more than 10% of the outstanding shares of Company Common Stock.

“Action” means any claim, action, suit, proceeding, arbitration, mediation or other investigation.

“Affiliate” of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks located in New York, New York or Toronto, Ontario are authorized or required to be closed.

“Change in Control Severance Plan” means the Company 2015 Change in Control Severance Plan that was adopted and became effective as of August 21, 2015.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Bylaws” means the bylaws of Company, as amended, restated and supplemented and in effect on the date hereof.

“Company Charter” means the charter of Company, as amended and supplemented and in effect on the date hereof.

“Company Common Stock” means shares of common stock in Company, par value $0.01 per share.

“Company Equity Incentive Plan” means the Company 2012 Equity Incentive Stock Plan (as amended thereafter from time to time).

“Company LP Agreement” means the Amended and Restated Limited Partnership Agreement of Company LP, dated as of December 19, 2012, as amended, modified or supplemented from time to time.

“Company Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate, (a) has had, or would be reasonably expected to have, a material adverse effect on the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of Company and the Company Subsidiaries taken as a whole or (b) that will or would reasonably be expected to, prevent or materially impair or materially delay the ability of the Company Parties to consummate the Mergers or any of the other transactions contemplated hereby in the manner contemplated hereby; provided, however, that for purposes of clause (a) “Company Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent arising out of or resulting from (i) any failure of Company and the Company Subsidiaries to meet any internal or external projections or forecasts or any estimates of earnings, revenues, or other metrics for any period (it being understood that the underlying cause of such failure may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred); (ii) any events, circumstances, changes or effects generally affecting any of the industries in which Company and the Company Subsidiaries operate; (iii) any changes in the

United States or global economy or capital, financial, banking, credit or securities markets generally, including changes in interest or exchange rates; (iv) any changes in legal, tax, political or regulatory conditions; (v) the commencement, escalation or worsening of a war (whether or not declared) or armed hostilities or the occurrence of acts of terrorism or sabotage (including cyberterrorism or cyber-attacks); (vi) the announcement of this Agreement, including the impact thereof on the relationships of Company and the Company Subsidiaries with employees, customers, suppliers or partners; (vii) the taking of any action at the written request of an executive officer of any Parent Party; (viii) earthquakes, hurricanes, floods or other natural disasters or acts of god; (ix) changes in Law or GAAP or any interpretations thereof or any accounting principles, practices or policies that Company or any Company Subsidiary is required to adopt; (x) any Action brought, asserted or threatened by or on behalf of any holder or holders of capital stock, units or other equity interests in Company or any Company Subsidiary arising out of or relating to this Agreement, the Mergers or any of the other transactions contemplated by this Agreement; or (xi) any decline in the market price of the shares of Company Common Stock (it being understood that the underlying cause of such decline may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred); provided that, in the case of each of clauses (ii), (iii), (iv), (v), (viii) and (ix), such events, circumstances, change or effects do not materially disproportionately affect Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated participants in the industries in the United States.

“Company OP Common Unit” shall mean a limited partnership interest in Company LP designated as a “Partnership Common Unit” under the Company LP Agreement.

“Company OP Preferred Unit” shall mean a limited partnership interest in Company LP designated as a “Partnership Preferred Unit” under the Company LP Agreement.

“Company Properties” means collectively the Leased Real Property and Owned Real Property.

“Company PSU” shall mean each performance restricted stock unit that is subject to performance based vesting criteria representing the right to receive Company Common Stock under the Company Equity Incentive Plan or otherwise; provided that for purposes hereunder, the term “Company PSU” shall include the aggregate restricted stock units granted as “dividend equivalents” (the “DER Stock Units”) with respect to, and subject to the same vesting conditions as, such Company PSU.

“Company Restricted Stock Award” means each award of Company Common Stock granted under the Company Equity Incentive Plan that are unvested or subject to a substantial risk of forfeiture.

“Company Subsidiary” means Company GP, Company LP and any corporation, other partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (a) Company and/or Company LP directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (b) Company and/or any Person that is a Company Subsidiary by reason of the application of clause (a) or clause (c) of this definition of “Company Subsidiary” is a general partner, manager, managing member, trustee, director or the equivalent, or (c) Company and/or Company LP, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.

“Confidentiality Agreement” means the confidentiality agreement, dated August 21, 2015 between Ultimate Parent and Company (as amended thereafter from time to time).

“Debt Financing Sources” means the Persons (including without limitation, lenders, agents or arrangers) on the Debt Financing and their respective Affiliates’ former, current or future general or limited partners, stockholders, managers, members, officers, directors, employees and representatives and their successors and assigns, including any parties to any joinder agreements, credit agreements, indentures or other agreements relating thereto.

“Employee Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any employment, consulting, termination, severance, change in control, separation, retention, stock option, restricted stock, restricted stock unit, equity, equity-based, outperformance, stock purchase, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, vision, disability, accident, life insurance, welfare benefit, cafeteria, vacation, paid time off, perquisite, retirement, pension, profit sharing or savings or any other compensation or employee benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA, whether funded or unfunded, written or unwritten, pursuant to which there are any obligations, liabilities or exposure, whether actual or contingent, with respect to any current or former employee, officer, manager, director or consultant.

“Environmental Law” means any Law relating to the pollution or protection of the environment (including air, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to Hazardous Substances), including Laws relating to the use, handling, presence, transportation, treatment, storage, disposal, release or discharge of or exposure to Hazardous Substances.

“Environmental Permit” shall mean any certificate, variance, exemption, order, franchise, permit, approval, license or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, trade or business (whether or not incorporated) that, together with any other entity, trade or business (whether or not incorporated), is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Company Indebtedness” means all indebtedness, obligations and liabilities of Company and/or any Company Subsidiary under or otherwise in connection with (i) that certain SBY 2014-1 Credit Facility, dated August 12, 2014, by and between SBY 2014-1 Borrower LLC, as borrower, and JPMorgan Chase Bank, National Association, as lender, and all documents, agreements and instruments executed or delivered in connection therewith (in each case, as the same have been and may be further amended, assigned or otherwise modified), and/or (ii) that certain Amended and Restated Revolving Credit Agreement, dated as of February 18, 2015, by and among the property owners party thereto from time to time, as borrowers, Company LP, as master property manager, SB Financing Trust Owner LLC, as borrower representative, U.S. Bank National Association, as calculation agent and paying agent, Bank of America, National Association, as joint lead arranger, agent and a lender, and JPMorgan Chase Bank, National Association, as joint lead arranger and a lender, and all documents, agreements and instruments executed or delivered in connection therewith (in each case, as the same have been and may be further amended, assigned or otherwise modified).

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party hereto and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, the solicitation of stockholder or partner approvals, engaging the services of the Paying Agent, obtaining third party consents, any other filings with the SEC and all other matters related to the closing of the Mergers and the other transactions contemplated by this Agreement.

“GAAP” means the United States generally accepted accounting principles.

“Governmental Authority” means any United States (federal, state, county or local) or foreign government or political subdivision thereof, or any governmental or quasi-governmental, regulatory, judicial, arbitral or administrative authority, board, bureau, agency, commission or self-regulatory organization.

“Hazardous Substances” means those substances listed in, defined in or regulated as hazardous, toxic, pollutants, contaminants or harmful to human health or the environment under any applicable Environmental Law.

“Indebtedness” shall mean, with respect to any Person, (i) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations for the payment of the deferred purchase price for any property or assets, (iv) all obligations under leases required to be capitalized in accordance with GAAP, (v) all obligations in respect of bankers acceptances or letters of credit, in each case to the extent drawn down, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, and (vii) any guarantee (other than customary non-recourse carve-out or “badboy”

guarantees) of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Intellectual Property” shall mean any of the following, as they exist anywhere in the world: (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) copyrightable works, copyrights, mask works and designs, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models and methodologies, (v) computer software programs, including all source code, object code, specifications, designs and documentation related thereto; (vi) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Intervening Event” means a material event, development or change in circumstances with respect to Company and the Company Subsidiaries, taken as a whole, that occurred or arose after the date of this Agreement, which (a) was unknown to, nor reasonably foreseeable by, the Company Board as of or prior to the date of this Agreement and (b) becomes known to or by the Company Board prior to the receipt of the Company Stockholder Approval; provided, however, that none of the following will constitute, or be considered in determining whether there has been, an Intervening Event: (x) the receipt, existence of or terms of any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal or any matter relating thereto or consequence thereof and (y) changes in the market price or trading volume of the Company Common Stock or the fact that Company meets or exceeds internal or external projections or forecasts or any estimates of earnings, revenues, or other metrics for any period (it being understood that the underlying cause of such change or fact shall not be excluded by this clause (y)).

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service or any successor agency.

“IT Assets” means all computer hardware, peripheral equipment, software and firmware, source code, processed data, information technology infrastructure (including firewalls, servers, workstations, routers, hubs, switches, and data communications lines) middleware and other information technology that are used to operate the business, including all associated documentation owned by Company or any Company Subsidiary or licensed or leased to Company or any Company Subsidiary.

“Knowledge” (a) where used herein with respect to any of the Company Parties means the actual (and not constructive or imputed) knowledge of the persons named in Schedule A and (b) where used herein with respect to any of the Parent Parties means the actual (and not constructive or imputed) knowledge of the persons named in Schedule B.

“Law” means any and all domestic (federal, state or local) or foreign laws, statutes, codes, directives, rules, regulations, orders, judgments, injunctions or decrees promulgated by any Governmental Authority.

“Leased Real Property” means all real property leased or subleased or otherwise occupied, in whole or in part (whether as a tenant or subtenant), by Company or any Company Subsidiary.

“Lien” shall mean with respect to any asset (including any security), any mortgage, deed of trust, option, claim, condition, covenant, lien, right of way, easement, pledge, charge, security interest, preferential arrangement, right of first refusal or first offer or encumbrance of any kind.

“NYSE” means the New York Stock Exchange.

“Offering Document” means the preliminary prospectus and the prospectus of Ultimate Parent with respect to the BD Financing.

“Order” means a judgment, decision, order, decree, settlement, injunction, writ, stipulation, determination or award issued by any Governmental Authority.

“Owned Real Property” means all real property owned by Company or any Company Subsidiary.

“Parent Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that materially impairs the ability of any Parent Party to consummate, or prevents or materially delays or impedes, the Mergers or any of the other transactions contemplated by this Agreement in the manner contemplated hereby.

“Parent Subsidiary” means Parent LP and any corporation, other partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (a) Parent and/or Parent LP directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (b) Parent and/or any Person that is a Parent Subsidiary by reason of the application of clause (a) or clause (c) of this definition of “Parent Subsidiary” is a general partner, manager, managing member, trustee, director or the equivalent, or (c) Parent and/or Parent LP, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.

“Parent Termination Fee” means sixty two million five hundred thousand dollars ($62,500,000).

“Permitted Liens” shall mean any (i) Liens that result from any statutory or other Liens for Taxes or assessments that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of Company (if such reserves are required pursuant to GAAP), (ii) Liens imposed or promulgated by Law, including zoning regulations, permits and licenses, (iii) Liens that are disclosed on the existing Company Title Insurance Policies made available by or on behalf of Company or any Company Subsidiary to Parent prior to the date hereof that do not interfere in any material manner with the current use of the applicable Company Property, (iv) any inchoate cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s liens and other similar Liens imposed by Law and incurred in the ordinary course of business consistent with past practice that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, (v) as to any Leased Real Property, any Lien affecting any interest in the lessor thereof and (vi) such imperfections in title, easements, restrictions, covenants and similar Liens that do not or will not interfere in any material manner with the current use of the Company Properties (assuming its continued use in the manner it is currently used).

“Person” or “person” means an individual, corporation, partnership, limited partnership, limited liability company, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or a Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority.

“Proxy Statement” shall mean the letter to the Stockholders, notice of meeting, proxy statement and form of proxy to be distributed to the Stockholders of Company in connection with the Company Stockholder Meeting to approve the Mergers and other transactions contemplated hereby.

“Real Property Lease” means a lease, sublease, license or other occupancy agreement pursuant to which Company or a Company Subsidiary leases, subleases or otherwise occupies or has the right to occupy real property.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, consultants, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), financing sources, agents and other representatives.

“SEC” means the United States Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Stockholders” means the holders of shares of Company Common Stock.

“Superior Proposal” means a bona fide written Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Acquisition Proposal” to “ten percent (10%)” shall be replaced by “eighty percent (80%)”) made by a Third Party that are on terms that the Company Board determines in its good faith judgment, after consultation with its outside legal counsel and financial advisors, and taking into account all factors and matters deemed relevant in good faith by the Company Board (including (i) financial, legal, regulatory and any other aspects of the transaction described in such proposal, (ii) the likelihood and timing of consummation (as compared to the Mergers) and (iii) any changes to this Agreement proposed by Parent in response to such Acquisition Proposal) would, if consummated, be more favorable to Company and its Stockholders than the transactions contemplated by this Agreement.

“Tax” or “Taxes” means any U.S. federal, state, local and foreign income, gross receipts, license, withholding, property, recording, stamp, transfer, sales, use, abandoned property, escheat, franchise, employment, payroll, excise, environmental and other taxes, tariffs or governmental charges of any nature whatsoever, together with penalties, interest or additions thereto.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Fee” means twenty four million five hundred thousand dollars ($24,500,000).

“Third Party” means any Person or group of Persons other than a Party to this Agreement or their respective Affiliates.

“TSX” means the Toronto Stock Exchange.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any state law analogs or statutes of similar effect, including any statutes that require advance notice of plant closings, mass layoffs or similar group personnel or employment actions.

(b)                                 The following terms have the respective meanings set forth in the sections set forth below opposite such term:

Defined Terms	Location of Definition
Acceptable Confidentiality Agreement	Section 1.1(a)
Acquisition Agreement	Section 7.4(a)
Acquisition Proposal	Section 1.1(a)
Action	Section 1.1(a)
Affiliate	Section 1.1(a)
Agreement	Preamble
Alternative Financing	Section 7.7(a)
Alternative Financing Agreements	Section 7.7(a)
Alternative Financing Source	Section 7.7(a)
BD Financing	Section 5.9(a)
BD Financing Commitment	Section 5.9(a)
BD Investors	Section 5.9(a)

Defined Terms	Location of Definition
Book-Entry Share	Section 3.1(b)
Business Day	Section 1.1(a)
Certificate	Section 3.1(b)
Change in Company Recommendation	Section 7.4(a)(iii)
Claim	Section 7.6(a)
Claim Expenses	Section 7.6(a)
Closing	Section 2.3
Closing Date	Section 2.3
Code	Section 1.1(a)
Company	Preamble
Company Board	Recitals
Company Bylaws	Section 1.1(a)
Company Charter	Section 1.1(a)
Company Common Stock	Section 1.1(a)
Company Employee Benefit Plans	Section 4.12(a)
Company Equity Incentive Plan	Section 1.1(a)
Company GP	Preamble
Company LP	Preamble
Company LP Agreement	Section 1.1(a)
Company Material Adverse Effect	Section 1.1(a)
Company Material Contract	Section 4.18(b)
Company OP Common Unit	Section 1.1(a)
Company OP Preferred Unit	Section 1.1(a)
Company OP Unit Certificate	Section 3.2(a)
Company OP Unit Consideration	Section 3.2(a)
Company Parties	Preamble
Company Partner Approval	Section 4.20
Company Permits	Section 4.6(a)
Company Preferred Stock	Section 4.3(a)
Company Properties	Section 1.1(a)
Company PSU	Section 1.1(a)
Company Recommendation	Section 4.4(b)
Company Restricted Stock Award	Section 1.1(a)

Defined Terms	Location of Definition
Company SEC Documents	Section 4.7(a)
Company Stockholder Approval	Section 4.20
Company Stockholder Meeting	Section 7.1(b)
Company Subsidiary	Section 1.1(a)
Company Subsidiary Partnership	Section 4.11(g)
Company Tax Protection Agreements	Section 4.11(g)
Company Third Party	Section 4.17(g)
Company Title Insurance Policies	Section 4.17(i)
Company Title Insurance Policy	Section 4.17(i)
Confidentiality Agreement	Section 1.1(a)
Continuing Employee	Section 7.17(a)
Continuing Employees	Section 7.17(a)
Contract Property	Section 4.17(b)
Data Tape	Section 4.17(k)
Delaware Courts	Section 10.8(a)
Debt Financing	Section 5.9(a)
Debt Financing Commitments	Section 5.9(a)
Debt Financing Sources	Section 1.1(a)
DER Stock Units	Section 1.1(a)
Disclosure Letter	Article 4
DLLCA	Recitals
DRULPA	Recitals
Employee Benefit Plan	Section 1.1(a)
Enforceability Exceptions	Section 4.4(a)
Environmental Law	Section 1.1(a)
Environmental Permit	Section 1.1(a)
ERISA	Section 1.1(a)
ERISA Affiliate	Section 1.1(a)
Exchange Act	Section 1.1(a)
Existing Company Indebtedness	Section 1.1(a)
Expenses	Section 1.1(a)
Financing	Section 5.9(a)
Financing Commitments	Section 5.9(a)

Defined Terms	Location of Definition
Financing Sources	Section 5.9(a)
GAAP	Section 1.1(a)
Governmental Authority	Section 1.1(a)
GS	Section 4.19
Hazardous Substances	Section 1.1(a)
Indebtedness	Section 1.1(a)
Indemnified Parties	Section 7.6(a)
Indemnifying Party	Section 7.6(a)
Intellectual Property	Section 1.1(a),
Interim Period	Section 6.1(a)
Intervening Event Notice Period	Section 7.4(a)(v)
Investment Company Act	Section 1.1(a)
IRS	Section 1.1(a)
IT Assets	Section 1.1(a)
Knowledge	Section 1.1(a)
Law	Section 1.1(a)
Leased Real Property	Section 1.1(a)
Letter of Transmittal	Section 3.5(c)(i)
Licensed Intellectual Property	Section 4.15(a)
Lien	Section 1.1(a)
Maximum Premium	Section 7.6(c)
Merger Consideration	Section 3.1(b)
Mergers	Recitals
MGCL	Recitals
Notice of Recommendation Change	Section 7.4(a)(iv)
Notice Period	Section 7.4(a)(iv)
NYSE	Section 1.1(a)
Offering Document	Section 1.1(a)
Order	Section 1.1(a)
Organizational Documents	Section 7.6(a)
Owned Intellectual Property	Section 4.15(a)
Outside Date	Section 9.1(c)
Owned Real Property	Section 1.1(a)

Defined Terms	Location of Definition
Parent	Preamble
Parent Board	Recitals
Parent LP	Preamble
Parent Material Adverse Effect	Section 1.1
Parent Merger	Recitals
Parent Merger Effective Time	Section 2.1(c)
Parent Parties	Preamble
Parent Party	Preamble
Parent Subsidiary	Section 1.1(a)
Parent Termination Fee	Section 1.1(a)
Parent Termination Fee Base Amount	Section 9.4(a)
Parties	Preamble
Partnership Merger	Recitals
Partnership Merger Effective Time	Section 2.2(c)
Party	Preamble
Paying Agent	Section 3.5(a)
Paying Agent Agreement	Section 3.5(a)
Payment Fund	Section 3.5(a)
Permitted Liens	Section 1.1(a)
Person	Section 1.1(a)
Personal Information	Section 4.15(f)
Preferred Book-Entry Share	Section 3.1(c)
Preferred Certificate	Section 3.1(c)
Preferred Merger Consideration	Section 3.1(c)
Privacy Policy	Section 4.15(f)
Proxy Statement	Section 1.1(a)
Qualifying Income	Section 9.4(a)
Qualified REIT Subsidiary	Section 4.11(b)
Real Estate Lease Contract	Section 4.17(b)
Real Estate Purchase Contract	Section 4.17(b)
Real Estate Sales Contract	Section 4.17(g)
Real Property Lease	Section 1.1(a)
Record Date	Section 7.1(b)

Defined Terms	Location of Definition
REIT	Section 4.11(b)
REIT Opinion	Section 8.2(e)
Remaining Parent Termination Fee	Section 9.4(a)
Representative	Section 1.1(a)
Required SPE Covenants	Section 7.8(ix)
Residential Lease	Section 4.17(c)
Restraints	Section 8.1(b)
SDAT	Section 2.1(b)
SEC	Section 1.1(a)
Securities Act	Section 1.1(a)
Stockholders	Section 1.1(a)
Superior Proposal	Section 1.1(a)
Support Agreement	Recitals
Surviving Company	Section 2.1(a)
Tax or Taxes	Section 1.1(a)
Tax Return	Section 1.1(a)
Taxable REIT Subsidiary	Section 4.11(b)
Termination Fee	Section 1.1(a)
Third Party	Section 1.1(a)
Transfer Taxes	Section 7.13(a)
TSX	Section 1.1(a)
Ultimate Parent	Preamble
Ultimate Parent Board	Recitals
Uncertificated Unit	Section 3.2(a)
WARN Act	Section 1.1(a)

Section 1.2                                    Interpretation and Rules of Construction.  In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)                                 when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b)                                 the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)                                  whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation” unless the context expressly provides otherwise;

(d)                                 the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

(e)                                  the phrase “made available” in this Agreement means that the information referred to has been made available, in any form agreed upon by Company and Parent, including through the electronic data room maintained by Company and its Representatives for “Project Pegasus” at https://pegasus.securevdr.com, to the Party to whom such information is to be made available;

(f)                                   any pronoun shall include the corresponding masculine, feminine and neuter forms;

(g)                                  all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(h)                                 References to “$” and “dollars” are to the currency of the United States of America; and

(i)                                     the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

ARTICLE II

THE MERGERS

Section 2.1                                    The Parent Merger.

(a)                                 Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the applicable provisions of the DLLCA and the MGCL, at the Parent Merger Effective Time, Company shall merge with and into Parent, with Parent continuing as the surviving entity of the Parent Merger (the “Surviving Company”).  The Parent Merger will have the effects provided in this Agreement and as set forth in the DLLCA and the MGCL.

(b)                                 The Parties shall cause the Parent Merger to be consummated as soon as practicable on the Closing Date immediately after the Partnership Merger Effective Time, and shall file (i) the certificate of merger with the Secretary of State of the State of Delaware in accordance with the DLLCA, in such form as required by, and executed in accordance with the relevant provisions of, the DLLCA, and (ii) articles of merger with the State Department of Assessments and Taxation of the State of Maryland (the “SDAT”) in accordance with the MGCL, in such form as required by, and executed in accordance with the relevant provisions of, the MGCL.  The Parties shall make all other filings, recordings or publications, if any, required under the DLLCA and the MGCL (including with respect to the Parent Merger, Section 3-113(b)(2) of the MGCL) in connection with the Parent Merger.

(c)                                  The Parent Merger shall become effective upon the later of such time as the certificate of merger has been filed with the Secretary of State of the State of Delaware or the articles of merger have been accepted for recording by the SDAT, or such later time which the Parties hereto shall have agreed upon and designated in such filings in accordance with the DLLCA and the MGCL as the effective time of the Parent Merger (the “Parent Merger Effective Time”); it being understood and agreed that the Parties shall cause the Parent Merger Effective Time to occur on the Closing Date as soon as practicable following the Partnership Merger Effective Time.

Section 2.2                                    The Partnership Merger.

(a)                                 Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the applicable provisions of the DRULPA, at the Partnership Merger Effective Time, Parent LP shall merge with and into Company LP, with Company LP continuing as the surviving entity.  The Partnership Merger shall have the effects provided in this Agreement and as specified in the DRULPA.

(b)                                 The Parties shall cause the Partnership Merger to be consummated as soon as practicable on the Closing Date, and shall file the certificate of merger with the Secretary of State of the State of Delaware in accordance with the DRULPA, in such form as required by, and executed in accordance with the relevant provisions of, the DRULPA.  The Parties shall make all other filings, recordings or publications required, if any, under the DRULPA in connection with the Partnership Merger.

(c)                                  The Partnership Merger shall become effective upon such time as the certificate of merger has been filed with the Secretary of State of the State of Delaware, or such later time which the Parties hereto shall have agreed upon and designated in such filings in accordance with the DRULPA as the effective time of the Partnership Merger (the “Partnership Merger Effective Time”); it being understood and agreed that the Parties shall cause the Partnership Merger Effective Time to occur on the Closing Date immediately prior to the Parent Merger Effective Time.

Section 2.3                                    Closing.  The closing (the “Closing”) of the Mergers will take place at the date and time mutually agreed upon by the Parties (but in no event later than the third (3rd) Business Day after all the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived by the Party entitled to the benefit of the same, or at such other date and time to be specified in writing by the Parties (the date on which the Closing occurs, the “Closing Date”)). The Closing shall take place at the offices of Orrick, Herrington & Sutcliffe LLP, The Orrick Building, 405 Howard Street, San Francisco, California 94105, or at such other place as agreed to by the Parties.

Section 2.4                                    Governing Documents.  The limited liability company agreement of Parent as in effect immediately prior to the Parent Merger Effective Time shall be the limited liability company agreement of the Surviving Company immediately following the Parent Merger Effective Time, until further amended in accordance with the provisions thereof and applicable Law.  The amended and restated limited partnership agreement of Company LP, as in effect immediately prior to the Partnership Merger Effective Time (such amended and restated limited partnership agreement to be in the form attached as Exhibit A) shall be the limited partnership agreement of Company LP immediately following the Partnership Merger Effective Time, until thereafter amended in accordance with the provisions thereof and in accordance with applicable Law.  Nothing in this Section 2.4 shall affect in any way the indemnification or other obligations provided for in Section 7.6.

Section 2.5                                    Directors and Officers.  The directors and officers of Parent immediately prior to the Parent Merger Effective Time shall be the directors and officers of Parent immediately following the Parent Merger Effective Time, in each case until their successors are duly elected or appointed in accordance with applicable Law.  The general partner of Company LP immediately prior to the Partnership Merger Effective Time shall be the general partner of Company LP immediately following the Partnership Merger Effective Time, until its successors are duly elected or appointed in accordance with applicable Law.

Section 2.6                                    Tax Consequences.   It is intended by the Parties that, for U.S. federal, and applicable state, income Tax purposes: (i) consistent with Revenue Ruling 69-6, the Parent Merger will be treated as a taxable sale by Company of all Company’s assets to Parent in exchange for the Merger Consideration, the Preferred Merger Consideration and the assumption of all Company’s liabilities, followed by the distribution of such Merger Consideration and Preferred Merger Consideration to the holders of the Company Common Stock and the Company Preferred Stock in liquidation of Company pursuant to Section 331 and Section 562 of the Code, and that this Agreement be, and is hereby adopted as, a “plan of liquidation” of Company for U.S. federal income tax purposes and (ii) the Partnership Merger will be treated as a taxable sale of the Company OP Common Units (other than Company OP Common Units held by either Company GP or Company) by the holders of such interests in exchange for cash.

ARTICLE III

EFFECTS OF THE MERGERS

Section 3.1                                    Effects on Securities in the Parent Merger.  At the Parent Merger Effective Time and by virtue of the Parent Merger and without any further action on the part of any Parent Party, Company Party, or the holders of any securities of Parent or Company:

(a)                                 Cancellation of Company Common Stock.  (i) Each share of Company Common Stock issued and outstanding immediately prior to the Parent Merger Effective Time that is held by any Parent Party, any Parent Subsidiary or any wholly owned Company Subsidiary, shall no longer be outstanding and shall automatically be retired and shall cease to exist, and no payment shall be made with respect thereto and (ii) each share of Company

Common Stock held by Company (whether as treasury stock or otherwise) shall automatically be retired and shall cease to exist and no payment shall be made with respect thereto.

(b)                                 Conversion of Company Common Stock.  Each share of Company Common Stock issued and outstanding immediately prior to the Parent Merger Effective Time (other than shares to be cancelled in accordance with Section 3.1(a)) shall automatically be converted into the right to receive an amount in cash equal to twenty one dollars and fifty cents  ($21.50), without interest (as the same may be adjusted pursuant to Section 3.3 and Section 7.16, in either case, if applicable, the “Merger Consideration”), subject to any applicable withholding Tax.  All shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share registered in the transfer books of Company (a “Book-Entry Share”) that immediately prior to the Parent Merger Effective Time represented shares of Company Common Stock shall cease to have any rights with respect to such shares of Company Common Stock other than the right to receive the Merger Consideration in accordance with Section 3.5.

(c)                                  Conversion of Company Preferred Stock.  Each share of Company Preferred Stock issued and outstanding immediately prior to the Parent Merger Effective Time shall be automatically converted into the right to receive an amount in cash equal to one thousand dollars ($1,000) per share, plus an amount equal to all dividends accrued and unpaid on such share of Company Preferred Stock immediately prior to the Parent Merger Effective Time, without interest (the “Preferred Merger Consideration”), subject to any applicable withholding Tax.  All shares of Company Preferred Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (a “Preferred Certificate”) or book-entry share registered in the transfer books of Company (a “Preferred Book-Entry Share”) that immediately prior to the Parent Merger Effective Time represented shares of Company Preferred Stock shall cease to have any rights with respect to such shares of Company Preferred Stock other than the right to receive the Preferred Merger Consideration in accordance with Section 3.5.

(d)                                 Share Transfer Books.  At the Parent Merger Effective Time, the share transfer books of Company shall be closed and thereafter there shall be no further registration of transfers of the shares of Company Common Stock or the shares of Company Preferred Stock.  From and after the Parent Merger Effective Time, persons who held shares of Company Common Stock or Company Preferred Stock immediately prior to the Parent Merger Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein.  On or after the Parent Merger Effective Time, any Certificates or Book-Entry Shares of Company presented to the Paying Agent, any Parent Party or the transfer agent for any reason shall be exchanged as provided in this Article III with respect to the shares of Company Common Stock and the shares of Company Preferred Stock formerly represented thereby.

(e)                                  Parent Membership Units.  At the Parent Merger Effective Time, each outstanding membership unit representing a membership interest in Parent issued and outstanding immediately prior to the Parent Merger Effective Time shall remain outstanding as a membership unit representing a membership interest in the Surviving Company and shall not be affected by the Merger.

Section 3.2                                    Effects on Partnership Interests in the Partnership Merger.

(a)                                 At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any further action on the part of any Parent Party, Company Party or the holders of Company OP Common Units, each Company OP Common Unit issued and outstanding immediately prior to the Partnership Merger Effective Time (other than Company OP Common Units held by either Company GP or Company) shall automatically be converted into the right to receive an amount in cash (without interest, and subject to deduction for required withholding Tax) equal to the (i) number of shares of Company Common Stock that would have been received from the Company in exchange for such Company OP Common Unit under the terms of Section 15.1B of the Company LP Agreement if the Company had issued and delivered Company Common Stock in exchange for such Company OP Common Unit immediately prior to the Partnership Merger Effective Time (as if such Company OP Common Unit were a “Tendered Unit” pursuant to the Company LP Agreement and the Company GP had elected to cause the Company to acquire such Company OP Common Unit pursuant to Section 15.1B of the Company LP Agreement), multiplied by (ii) the Merger Consideration (such total, the “Company OP Unit Consideration”) and each holder of a certificate (a “Company OP Unit Certificate”) or uncertificated unit registered in Exhibit A to the Company LP Agreement (a “Uncertificated Unit”) that immediately prior to the Partnership Merger Effective Time represented Company OP Common Units shall cease to have any rights with respect to such Company OP Common Units other than the right to receive the Company OP Unit Consideration in accordance with this Section 3.2(a).

(b)                                 At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any further action on the part of any Parent Party, Company Party or the holders of Company OP Common Units, each Company OP Common Unit issued and outstanding immediately prior to the Partnership Merger Effective Time and held by either Company GP or Company shall remain outstanding (entitling Company (and following the Parent Merger, the Surviving Company), Parent or an Affiliate of Parent to such rights, duties and obligations as will be more fully set forth in the amended and restated limited partnership agreement of Company LP as in effect immediately prior to the Partnership Merger Effective Time (such amended and restated limited partnership agreement to be in the form attached as Exhibit A)).

(c)                                  At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any further action on the part of any Parent Party, Company Party or the holders of Company OP Preferred Units, each Company OP Preferred Unit issued and outstanding immediately prior to the Partnership Merger Effective Time shall automatically be retired and shall cease to exist and no payment shall be made with respect thereto.

(d)                                 At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any further action on the part of any Parent Party or Company Party, each unit of Parent LP issued and outstanding immediately prior to the Partnership Merger Effective

Time shall automatically be retired and shall cease to exist and no payment shall be made with respect thereto.

Section 3.3                                    Adjustments.  Without limiting the other provisions of this Agreement and subject to Section 6.1(b)(ii) and Section 6.1(b)(iii), if at any time during the period between the date of this Agreement and the Parent Merger Effective Time, Company should split, combine or otherwise reclassify the shares of Company Common Stock, or make a dividend or other distribution in shares of Company Common Stock (including any dividend or other distribution of securities convertible into shares of Company Common Stock), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of the other Parties hereunder), the Merger Consideration and Preferred Merger Consideration shall be equitably adjusted to reflect fully the effect of any such change.

Section 3.4                                    Company Restricted Stock and Company PSUs.

(a)                                 Parent will not assume any Company Restricted Stock Awards.  At the Parent Merger Effective Time, by virtue of the Parent Merger and without any further action on the part of any Company Party, Parent Party or any holder of Company Restricted Stock Awards, any and all outstanding issuance and forfeiture conditions, or other restrictions, on any shares of Company Common Stock subject to Company Restricted Stock Awards shall be deemed satisfied in full, contingent upon the closing of the Parent Merger, as stated in the Company Equity Incentive Plans, and such shares of Company Common Stock shall be treated as an outstanding share of Company Common Stock and entitled to receive the Merger Consideration pursuant to Section 3.1(b).

(b)                                 Parent will not assume any Company PSUs.  At the Parent Merger Effective Time, by virtue of the Parent Merger and without any further action on the part of any Company Party, Parent Party or any holder of Company PSUs, each Company PSU that is outstanding as of immediately prior to the Parent Merger Effective Time shall vest in accordance with the terms thereof, including all DER Stock Units subject to the same vesting provisions as the Company PSU, and be cancelled and converted into, and will become a right to receive an amount in cash, without interest subject to any applicable withholding Tax, equal to the product obtained by multiplying (i) the number of shares of Company Common Stock subject to such Company PSU as of immediately prior to the Parent Merger Effective Time, after taking into account the vesting in connection with the Parent Merger, by (ii) the Merger Consideration.  For purposes of the immediately preceding sentence, (a) to the extent the performance period relating to any such Company PSU has not expired as of the Parent Merger Effective Time and the grant date of the Company PSU occurred less than eighteen (18) months prior to the Parent Merger Effective Time, the number of shares of Company Common Stock in clause (i) shall be determined as if the applicable “total stockholder return” applicable to such Company PSU was achieved at the target level of performance; (b) to the extent the performance period relating to any such Company PSU has not expired as of the Parent Merger Effective Time and the grant date of the Company PSU occurred eighteen (18) months or more prior to the Parent Merger Effective Time, the number of shares of Company Common Stock in clause (i) shall be determined as if the applicable “total stockholder return” applicable to such Company PSU was achieved at the maximum level of performance; and (c) to the extent the performance period relating to any such Company PSU has expired as of the Parent Merger Effective Time, the number of shares of Company Common Stock in clause (i) shall be determined based on the actual achievement of all applicable “total stockholder return” targets applicable to such Company PSU through the Parent Merger Effective Time.  Each such Company PSU that vests pursuant to this Section 3.4(b) shall, as of immediately prior to the Parent Merger Effective Time, no longer be subject to any issuance and forfeiture conditions, or other restrictions, and such holders shall be entitled to receive the Merger Consideration pursuant to Section 3.1(b).

(c)                                  As soon as reasonably practicable after the Closing (but no later than the second payroll date after the Closing Date), the applicable holders of Company Restricted Stock Awards and Company PSUs will receive a payment from Parent (as the Surviving Company in the Parent Merger), through its payroll system or payroll provider, of all amounts required to be paid to such holders in respect of Company Restricted Stock Awards and Company PSUs that are cancelled and converted pursuant to Section 3.4(a) or Section 3.4(b), as applicable.  Notwithstanding the foregoing, if any payment owed to a holder of Company Restricted Stock Awards and Company PSUs pursuant to Section 3.4(a) or Section 3.4(b), as applicable, cannot be made through Parent’s payroll system or payroll provider, then Parent will issue a check for such payment to such holder, which check will be sent by overnight courier to such holder promptly following the Closing Date (but in no event more than five (5) Business Days thereafter).

(d)                                 Prior to the Parent Merger Effective Time, Company shall take such actions as are necessary to provide for the treatment of the Company Restricted Stock Awards and Company PSUs as contemplated by this Section 3.4, subject in all cases to the requirements of applicable Law.

Section 3.5                                    Exchange of Certificates.

(a)                                 The Parent Parties shall appoint a bank or trust company reasonably satisfactory to Company to act as paying agent (the “Paying Agent”) for the payment and delivery of the Merger Consideration, the Preferred Merger Consideration and the Company OP Unit Consideration, as provided in Section 3.1(b) and Section 3.1(c) and Section 3.2(a).  The paying agent agreement pursuant to which the Parent Parties shall appoint the Paying Agent (the “Paying Agent Agreement”) will be in a form and substance reasonably satisfactory to Company.  At or before the Parent Merger Effective Time, the Parent Parties shall deposit, or cause to be deposited, with the Paying Agent cash in immediately available funds in an amount sufficient to pay the aggregate Merger Consideration, Preferred Merger Consideration and Company OP Unit Consideration in accordance with Section 3.1(b), Section 3.1(c) and Section 3.2(a) (the “Payment Fund”), in each case, for the sole benefit of the holders of shares of Company Common Stock, shares of Company Preferred Stock and Company OP Common Units, as applicable.  The Parent Parties shall cause the Paying Agent to make, and the Paying Agent shall make, delivery of the Merger Consideration, Preferred Merger Consideration and the Company OP Unit Consideration out of the Payment Fund in accordance with this Agreement.  The Payment Fund shall not be used for any purpose other than to fund payments due pursuant to this Article III.

(b)                                 The Payment Fund shall be invested by the Paying Agent in accordance with the Paying Agent Agreement.  Interest and other income on the Payment Fund shall be the sole and exclusive property of the Parent Parties.  No investment of the Payment Fund shall relieve the Parent Parties or the Paying Agent from making the payments required by this Article III, and, following any losses from any such investment, the Parent Parties shall promptly provide additional funds to the Paying Agent to the extent necessary to satisfy the Parent Parties’ obligations hereunder for the benefit of the holders of shares of Company Common Stock,  Company Preferred Stock and holders of Company OP Common Units at the Parent Merger Effective Time, which additional funds will be deemed to be part of the Payment Fund.

(c)                                  Exchange Procedures.

(i)                                     As promptly as practicable following the Parent Merger Effective Time (but in no event later than five (5) Business Days thereafter), the Parent Parties shall cause the Paying Agent to mail (and to make available for collection by hand) to each holder of record of a Certificate or Book-Entry Share, or of a Preferred Certificate or Preferred Book-Entry Share, or a Company OP Unit Certificate or Uncertificated Unit, as applicable, (A) a letter of transmittal (a “Letter of Transmittal”) which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, the Preferred Certificates or Preferred Book-Entry Shares or the Company OP Unit Certificates or Uncertificated Units, as applicable, shall pass only upon proper delivery of the Certificates, the Preferred Certificates or the Company OP Unit Certificates (or affidavits of loss in lieu thereof) or transfer of the Book-Entry Shares, the Preferred Book-Entry Shares or the Uncertificated Units (as evidenced by, as applicable, receipt by the Paying Agent of an “agent’s message” in customary form or other evidence as the Paying Agent may reasonably request), as applicable, to the Paying Agent, which Letter of Transmittal shall be in such form and have such other customary provisions as the Parent Parties and Company may reasonably mutually agree upon, and (B) instructions for use in effecting the surrender of the Certificates, the Preferred Certificates or the Company OP Unit Certificate (or affidavits of loss in lieu thereof) or the transfer of Book-Entry Shares,  the  Preferred Book-Entry Shares or the Uncertificated Units (as evidenced by, as applicable, receipt by the Paying Agent of an “agent’s message” in customary form or other evidence as the Paying Agent may reasonably request), as applicable, in exchange for the Merger Consideration,  Preferred Merger Consideration or Company OP Unit Consideration, as applicable, into which the number of shares of Company Common Stock previously represented by such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, or, as applicable, the number of shares of Company Preferred Stock previously represented by such Preferred Certificate (or affidavit of loss in lieu thereof) or Preferred Book-Entry Share, or, as applicable, the number of Company OP Common Units previously represented by such Company OP Unit Certificate (or affidavit of loss in lieu thereof) or Uncertificated Unit shall have been converted pursuant to this Agreement.

(ii)                                  Upon surrender of a Certificate, a Preferred Certificate or Company OP Unit Certificate (or an affidavit of loss in lieu thereof) or the transfer of a Book-Entry Share, Preferred Book-Entry Share or Uncertificated Unit (as evidenced by receipt by, as applicable, the Paying Agent of an “agent’s message” in customary form or other evidence as the Paying Agent may reasonably request), as applicable, to the Paying Agent, together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, or such Preferred Certificate (or affidavit of loss in lieu thereof) or Preferred Book-Entry Share, or Company OP Unit Certificates (or affidavit of loss in lieu thereof) or Uncertificated Units, as applicable, shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, or, as applicable, the Preferred Merger Consideration for each share of Company Preferred Stock formerly represented by such Preferred Certificate (or affidavit of loss in lieu thereof) or Preferred Book-Entry Share, or, as applicable, the Company OP Unit Consideration for each Company OP Common Unit formerly represented by such Company OP Unit Certificate (or affidavit of loss in lieu thereof) or Uncertificated Unit, in each case pursuant to the provisions of this Article III, to be mailed or delivered by wire transfer, within five (5) Business Days following the later to occur of (A) the Parent Merger Effective Time or (B) the Paying Agent’s receipt of such Certificate, Preferred Certificate or Company OP Unit Certificate (or affidavit of loss in lieu thereof) or the transfer to the Paying Agent of such Book-Entry Share, Preferred Book-Entry Share or Uncertificated Unit (as evidenced by receipt by, as applicable, the Paying Agent of an “agent’s message” in customary form or other evidence as the Paying Agent may reasonably request), as applicable, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, or, as applicable, the Preferred Certificate (or affidavit of loss in lieu thereof) or Preferred Book-Entry Share, or, as applicable, the Company OP Unit Consideration for each Company OP Common Unit formerly represented by such Company OP Unit Certificate (or affidavit of loss in lieu thereof) or Uncertificated Unit, so surrendered or transferred shall be forthwith cancelled.  Until surrendered or transferred as contemplated by this Section 3.5, each Certificate (or affidavit of loss in lieu thereof) and Book-Entry Share, or, as applicable, each Preferred Certificate (or affidavit of loss in lieu thereof) and Preferred Book-Entry Share, or, as applicable, each Company OP Unit Certificate (or affidavit of loss in lieu thereof) and Uncertificated Unit, shall be deemed, at any time after the Parent Merger Effective Time, to represent only the right to receive, upon such surrender or transfer, as applicable, the Merger Consideration, the Preferred Merger Consideration or the Company OP Unit Consideration, as applicable, as contemplated by this Article III.  No interest shall be paid or accrued for the benefit of holders of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, or the holders of the Preferred Certificates (or affidavits of loss in lieu thereof) or Preferred Book-Entry Shares, or the holders of Company OP Unit Certificates (or affidavits of loss in lieu thereof) or Uncertificated Units, on the Merger Consideration, Preferred Merger Consideration or Company OP Unit Consideration, as applicable, payable upon the surrender of the Certificates (or affidavits of loss in lieu thereof), the Preferred Certificates (or affidavits of loss in lieu thereof) or the Company OP Unit Certificates or the transfer of the Book-Entry Shares, the Preferred Book-Entry Shares or the Uncertificated Units (as evidenced by receipt by, as applicable, the Paying

Agent of an “agent’s message” in customary form or other evidence as the Paying Agent may reasonably request), as applicable.

(iii)                               In the event of a transfer of ownership of shares of Company Common Stock, Company Preferred Stock or Company OP Common Units that is not registered in the transfer records of Company, it shall be a condition of payment that any Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, or, as applicable, any Preferred Certificate (or affidavit of loss in lieu thereof) or Preferred Book-Entry Share, or, as applicable, any Company OP Unit Certificate (or affidavit of loss in lieu thereof) or Uncertificated Unit, surrendered or transferred, as applicable, in accordance with the procedures set forth in this Section 3.5(c) shall be properly endorsed or shall be otherwise in proper form for transfer, and that the Person requesting such payment shall have paid any transfer Taxes and other Taxes required by reason of the payment of the Merger Consideration, Preferred Merger Consideration or Company OP Unit Consideration, as applicable, to a Person other than the registered holder of the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, or, as applicable, the Preferred Certificate (or affidavit of loss in lieu thereof) or Preferred Book-Entry Share, or, as applicable, the Company OP Unit Certificate (or affidavit of loss in lieu thereof) or Uncertificated Unit, surrendered or transferred, as applicable, shall have established to the reasonable satisfaction of the Parent Parties that such Tax either has been paid or is not applicable.

(d)                                 Termination of Payment Fund.  Any portion of the Payment Fund which remains undistributed to the holders of shares of Company Common Stock, Company Preferred Stock or Company OP Common Units, as applicable, for twelve (12) months after the Parent Merger Effective Time shall be delivered to the Parent Parties, upon demand, and any former holders of shares of Company Common Stock or Company Preferred Stock, or former holders of Company OP Common Units, prior to the Parent Merger who have not theretofore complied with this Article III shall thereafter look only to Parent for payment of the Merger Consideration,  Preferred Merger Consideration or Company OP Unit Consideration, as applicable, in accordance with this Section 3.5.

(e)                                  No Liability.  None of the Parent Parties, the Company Parties, the Paying Agent, or any employee, officer, director, agent or Affiliate thereof, shall be liable to any person in respect of the Merger Consideration, the Preferred Merger Consideration or the Company OP Unit Consideration, as applicable, if the Payment Fund has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  Any amounts remaining unclaimed by holders of any such shares or units, as applicable, immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Parent Parties, free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

Section 3.6                                    Withholding Rights.  The Parties, their respective Affiliates and the Paying Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration, the Preferred Merger Consideration and the Company OP Unit Consideration, as applicable (and any other consideration otherwise payable pursuant to this Agreement or deemed paid for Tax purposes), such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or foreign Law.  Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

Section 3.7                                    Lost Certificates.  If any Certificate, Preferred Certificate or Company OP Unit Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate, Preferred Certificate or Company OP Unit Certificate to be lost, stolen or destroyed and, if required by the Parent Parties, the posting by such Person of a bond in such reasonable amount as the Parent Parties may direct, as indemnity against any claim that may be made against it with respect to such Certificate,  Preferred Certificate or Company OP Unit Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate, Preferred Certificate or Company OP Unit Certificate, as applicable, the Merger Consideration, the Preferred Merger Consideration and Company OP Unit Consideration and any distributions to which such holder is entitled pursuant to this Article III.

Section 3.8                                    Dissenters’ Rights.  No dissenters’ or appraisal rights, including rights to fair value pursuant to Section 3-202 of the MGCL, shall be available under applicable Law with respect to the Mergers or the other transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES

Except (a) as set forth in the disclosure letter that has been prepared by the Company Parties and delivered by the Company Parties to the Parent Parties in connection with the execution and delivery of this Agreement (the “Disclosure Letter”) (it being agreed that (i) disclosure of any item in any section of the Disclosure Letter with respect to any Section or subsection of Article IV of this Agreement shall be deemed disclosed with respect to any other Section or subsection of Article IV of this Agreement to the extent such relationship is reasonably apparent on its face; provided, that nothing in the Disclosure Letter is intended to broaden the scope of any representation or warranty of the Company Parties made herein and (ii) no reference to or disclosure of any item or other matter in the Disclosure Letter shall be construed as an admission or indication that (A) such item or other matter is material, (B) such item or other matter is required to be referred to or disclosed in the Disclosure Letter or (C) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which Company or any of the Company Subsidiaries is a party exists or has actually occurred), or (b) as disclosed in publicly available Company SEC Documents filed with, or furnished to, as applicable, the SEC on or after January 1, 2014 and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are predictive or forward-looking in nature), the Company Parties hereby jointly and severally represent and warrant to the Parent Parties that:

Section 4.1                                    Organization and Qualification; Subsidiaries.

(a)                                 Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted.  Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)                                 Company LP is a limited partnership duly formed, validly existing and in good standing under the Laws of the State of Delaware.  Each other Company Subsidiary is a corporation, partnership, limited liability company or other business entity, as the case may be, duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be. Each Company Subsidiary has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(c)                                  Except as set forth in Section 4.1(c) of the Disclosure Letter, neither Company nor any Company Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Company Subsidiaries and investments in short-term investment securities).

(d)                                 Section 4.1(d) of the Disclosure Letter sets forth a complete list of each Company Subsidiary, together with its jurisdiction of organization or incorporation and the ownership interest (and percentage interest) of Company or a Company Subsidiary and any other Person, as applicable, in such Company Subsidiary.

Section 4.2                                    Organizational Documents.  There are no current or pending dissolution, liquidation, forfeiture or revocation proceedings regarding Company or any of the Company Subsidiaries.  Company has made available to Parent complete and correct copies of (i) the Company Charter and Company Bylaws and (ii) the Company LP Agreement and the certificate of limited partnership of Company LP, in each case as in effect on the date hereof, together with all amendments thereto, and all such organizational documents are in full force and effect, and neither Company nor Company LP is in violation of any of the material provisions of such documents.

Section 4.3                                    Capital Structure.

(a)                                 The authorized capital stock of Company consists of 450,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, par value $.01 per share (“Company Preferred Stock”), of which 1,000 shares are designated as 10% Cumulative

Redeemable Preferred Stock with a liquidation preference of $1,000 per share, plus an amount equal to all dividends accrued and unpaid on such share of Company Preferred Stock.  At the close of business on February 24, 2017, (i) 35,322,624 shares of Company Common Stock were issued and outstanding, (ii) 1,000 shares of Company Preferred Stock were issued and outstanding and no other shares of Company Preferred Stock were issued or outstanding, (iii) 149,281 shares of Company Common Stock have been issued with respect to outstanding Company Restricted Stock Awards granted pursuant to the Company Equity Incentive Plan, (iv) 472, 037 shares of Company Common Stock were reserved for issuance pursuant to the terms of outstanding Company PSUs and (v) 2,231,511 shares of Company Common Stock were reserved for issuance upon redemption of Company OP Common Units.  All issued and outstanding shares of the capital stock of Company are duly authorized, validly issued, fully paid and non-assessable, and no class of capital stock is entitled to preemptive rights.  There are no outstanding bonds, debentures, notes or other Indebtedness of Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Company Common Stock may vote.

(b)                                 All of the outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.  All equity interests in each of the Company Subsidiaries that is a partnership or limited liability company are duly authorized, validly issued and free of preemptive rights.  Except as set forth in Section 4.3(b) of the Disclosure Letter, Company owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Company Subsidiaries owned by Company or a Company Subsidiary, free and clear of all Liens other than transfer and other restrictions under applicable federal and state securities Laws and restrictions in the organizational documents of Company or any Company Subsidiary, and except as set forth in the Company LP Agreement, there are no existing options, warrants, calls, subscriptions, convertible securities or other securities, agreements, commitments or obligations of any character relating to the outstanding capital stock or other securities of any Company Subsidiary owned by Company or a Company Subsidiary or which would require any Company Subsidiary to issue or sell any shares of such Company Subsidiary capital stock, ownership interests or securities convertible into or exchangeable for shares of such Company Subsidiary capital stock or ownership interests. There are no outstanding bonds, debentures, notes or other Indebtedness of Company Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of capital stock or other equity interests of Company Subsidiaries may vote.

(c)                                  Except for shares of Company Common Stock subject to Company Restricted Stock Awards or Company PSUs, rights under the Company Equity Incentive Plan or as set forth in this Section 4.3 or in Section 4.3(c) of the Disclosure Letter, as of the date of this Agreement, there are no (i) outstanding securities of Company or any Company Subsidiary convertible into or exchangeable for one or more shares of capital stock of, or other equity or voting interests in, Company or any Company Subsidiary, (ii) options, warrants or other rights or securities issued or granted by Company or any Company Subsidiary relating to or based on the value of the equity securities of Company or any Company Subsidiary, (iii) calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which Company or any Company Subsidiary is a party or by which any of them is bound, obligating Company or any Company Subsidiary to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of Company Common Stock, shares of Company Preferred Stock or other equity securities or (iv) outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, performance units, deferred stock units, contingent value rights, phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Company or any of the Company Subsidiaries or obligating Company or any Company Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking.  Except as set forth in Section 4.3(c) of the Disclosure Letter, there are no outstanding contractual obligations of Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock, shares of Company Preferred Stock (including shares of Company Preferred Stock), or other equity securities of Company or any Company Subsidiary.  Other than the Support Agreements, neither Company nor any Company Subsidiary is a party to any agreements or understandings concerning the voting (including voting trusts and proxies) or transfer of or that provides registration rights in respect of, any shares of capital stock or other voting securities or equity interests of Company or any Company Subsidiary.  Company does not have a shareholder rights plan in place. Except as set forth in Section 4.3(c) of the Disclosure Letter, Company has not exempted any Person from the “Aggregate Stock Ownership Limit” or the “Common Stock Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the Company Charter. None of the Company Subsidiaries owns any Company Shares.

(d)                                 Section 4.3(d) of the Disclosure Letter sets forth, by individual, each outstanding award of Company PSUs and Company Restricted Stock Award, including: (i) the grant date; (ii) the number of shares or units granted (including target and maximum number of shares or units); (iii) the number of DER Stock Units and (iv) the vesting schedule.

(e)                                  Company GP is the sole general partner of Company LP and Company GP owns, directly or indirectly, 353,498 Company OP Units in Company LP.  As of the date hereof, Company held 34,969,126 Company OP Common Units and $1,000,000 of Company OP Preferred Units.  In addition to the Company OP Common Units held by Company and Company GP, as of the date hereof, 2,231,511 Company OP Common Units (excluding Company OP Preferred Units) were issued and outstanding, and each such Company OP Common Unit is redeemable in accordance with the Company LP Agreement. The Company OP Common Units (excluding the Company OP Preferred Units) issued and outstanding comprise a single class of Company OP Common Units. Other than the Company OP Common Units issued and outstanding and the Company OP Preferred Units held by Company, no other units or equity interests in Company LP are issued and outstanding.  Section 4.3(e) of the Disclosure Letter sets forth a list of all other holders of the Company OP Common Units, such holder’s most recent address and the number of such Company OP Common Units held.  Except as set forth in Section 4.3(e) of the Disclosure Letter or in the Company LP Agreement, there are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate Company LP to issue, transfer or sell any partnership interests of Company LP or any securities convertible into or exchangeable for any partnership interests of Company LP.  Except as set forth in Section 4.3(e) of the Disclosure Letter or in the Company LP Agreement, there are no outstanding contractual obligations of Company LP to issue, repurchase, redeem or otherwise acquire any partnership interests of Company LP or any other securities convertible into or exchangeable for any partnership interests of Company LP.  Except as set forth in Section 4.3(e) of the Disclosure Letter or in the Company LP Agreement, the Company OP Common Units and Company OP Preferred Units that are owned by Company are owned free and clear of any Liens other than any transfer and other restrictions under applicable federal and state securities Laws.

Section 4.4                                    Authority.

(a)                                 Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement to which Company is a party, including the Parent Merger.  The execution, delivery and performance of this Agreement by Company and the consummation by Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Company are necessary to authorize the execution, delivery and performance by Company of this Agreement or the Parent Merger or to consummate the other transactions contemplated by this Agreement, subject, with respect to the Parent Merger, to receipt of the Company Stockholder Approval, and to the filing of the certificate of merger with the Secretary of State of the State of Delaware and articles of merger with the SDAT.  This Agreement has been duly executed and delivered by Company and assuming due authorization, execution and delivery by each of Company GP, Company LP and the Parent Parties, constitutes a legally valid and binding obligation of Company enforceable against Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) (collectively, the “Enforceability Exceptions”).

(b)                                 The Company Board, at a duly held meeting, has, by unanimous vote, (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the Mergers and the other transactions contemplated by this Agreement, (ii) directed that the Parent Merger and the other transactions contemplated by this Agreement be submitted for consideration at the Company Stockholder Meeting and (iii) as of the date of this Agreement, resolved to recommend that the Stockholders vote in favor of the approval of the Parent Merger and the other transactions contemplated by this Agreement (the “Company Recommendation”), which resolution, subject to Section 7.4, has not been subsequently rescinded, withdrawn or modified in a manner adverse to Parent as of the date hereof.

(c)                                  Company LP has the requisite limited partnership power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the receipt of the Company Partner Approval, to consummate the transactions contemplated by this Agreement, including the Partnership Merger.  The execution, delivery and performance of this Agreement by Company LP and the consummation by it of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary partnership action, and no other partnership proceedings on the part of Company LP are necessary to authorize the execution, delivery and performance by Company LP of this Agreement or the Partnership Merger or to consummate the transactions contemplated by this Agreement, subject, with respect to the Partnership Merger, to the receipt of the Company Partner Approval, and to the filing of the certificate of merger with the Secretary of State of the State of Delaware.  This Agreement has been duly executed and delivered by Company LP, and assuming due authorization, execution and delivery by each of Company, Company GP and the Parent Parties, constitutes a legally valid and binding obligation of Company LP, enforceable against Company LP in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.

(d)                                 Company GP has the requisite limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the receipt of the Company Partner Approval, to consummate the transactions contemplated by this Agreement, including the Partnership Merger.  The execution, delivery and performance of this Agreement by Company GP and the consummation by it of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary limited liability company action, and no other corporate proceedings on the part of Company GP are necessary to authorize the execution, delivery and performance by Company GP of this Agreement or the Partnership Merger or to consummate the transactions contemplated by this Agreement, subject, with respect to the Partnership Merger, to the receipt of the Company Partner Approval, and to the filing of the certificate of merger with the Secretary of State of the State of Delaware.  This Agreement has been duly executed and delivered by Company GP, and assuming due authorization, execution and delivery by each of Company, Company LP , constitutes a legally valid and binding obligation of Company GP, enforceable against Company GP in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.

Section 4.5                                    No Conflict; Required Filings and Consents.

(a)                                 Except as set forth in Section 4.5(a) of the Disclosure Letter, the execution and delivery of this Agreement by each of Company, Company GP and Company LP does not, and the performance of their respective obligations hereunder will not, (i) assuming receipt of the Company Stockholder Approval and the Company Partner Approval, conflict with or violate any provision of (A) the Company Charter or Company Bylaws, (B) the certificate of formation or limited liability company operating agreement of Company GP or (C) the Company LP Agreement or the certificate of limited partnership of Company LP, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained, all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any material Order or Law applicable to Company or any Company Subsidiary or by which any property or asset of Company or any Company Subsidiary is bound, or (iii) assuming receipt of the Company Stockholder Approval and the Company Partner Approval, require any consent, notice or approval (except as contemplated by Section 4.5(b)) under, result in any breach of or any loss of any benefit or material increase in any cost or obligation of Company or any Company Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Company or any Company Subsidiary pursuant to, any Company Material Contract, except, as to clauses  (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)                                 The execution and delivery of this Agreement by each of Company, Company GP and Company LP does not, and the performance of this Agreement by each of Company, Company GP and Company LP will not, require any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Authority, except (i)(A) the filing with the SEC of the Proxy Statement in preliminary and definitive form, (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, and (C) any documents in accordance with Section 7.10, (ii) as may be required under the rules and regulations of the NYSE or TSX, (iii) the filing of (A) the certificate of merger with respect to the Parent Merger with the Secretary of State of the State of Delaware and the articles of merger with the SDAT and (B) appropriate documents with the relevant authorities of the other jurisdictions in which Company, Ultimate Parent and Parent, and their respective Company Subsidiaries and Parent Subsidiaries, are qualified to do business, (iv) the filing of the certificate of merger with respect to the Partnership Merger with the Secretary of State of the State of Delaware, respectively, (v) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, (vi) such filings as may be required in connection with Transfer Taxes, and (vii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.6                                    Permits; Compliance with Law.

(a)                                 Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 4.16 or Section 4.17, which are addressed solely in those Sections, Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority, necessary for Company and each Company Subsidiary to own, lease and, to the extent applicable, operate its properties and assets or to carry on and operate its respective business substantially as it is being conducted as of the date hereof (the “Company Permits”), except failure to be in possession of any Company Permits as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  All such Company Permits are valid and in full force and effect, except where the failure to be valid or in full force and effect of any of the Company Permits, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  Neither Company nor any Company Subsidiary has received any written claim or written notice indicating that Company or any Company Subsidiary is currently not in compliance with the terms of any such Company Permits, or that suspension or cancellation of any Company Permits is pending threatened in writing, and no such suspension or cancellation will result from the transactions contemplated by this Agreement, except where the failure to be in compliance with the terms of any such Company Permits, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)                                 Neither Company nor any Company Subsidiary is in conflict with, or in default or violation of (i) any Law applicable to Company or any Company Subsidiary or by which any property or asset of Company or any Company Subsidiary is bound (except for conflicts, defaults and violations of Laws that are addressed in Section 4.15, Section 4.16, or Section 4.17), or (ii) any Company Permits (except for the Company Permits addressed in Section 4.16 or Section 4.17), except in each case for any such conflicts, defaults or violations that have been cured without any material future liability to Company or any Company Subsidiaries, or, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. No Action by any Governmental Authority with respect to Company or any Company Subsidiary or their operations is pending or threatened in writing, and, to the Knowledge of Company, no Governmental Authority has indicated an intention to conduct the same.

(c)                                  None of Company, any Company Subsidiary, any director or officer of Company or of any Company Subsidiary or, to the Knowledge of Company, any employee or agent of Company or of any Company Subsidiary, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any foreign or domestic government employee or official or any other Person, or (iii) taken any action, directly or indirectly, that would constitute a violation of the Foreign Corrupt Practices Act of 1977, as amended.

(d)                                 None of Company, any Company Subsidiary, any director or officer of Company or of any Company Subsidiary or, to the Knowledge of Company, any employee or agent of Company or of any Company Subsidiary is a person on the list of “Specially Designated Nationals and Blocked Persons” or subject to prohibitions or restrictions under any U.S. executive order imposing sanctions measures or any regulation administered by the U.S. Department of Treasury’s Office of Foreign Assets Control.  Each of Company, Company LP, the Company Subsidiaries, the directors and officers of Company and of any Company Subsidiary and, to the Knowledge of Company, the employee and agents of Company or of any Company Subsidiary is in material compliance with the PATRIOT Act, U.S. executive orders imposing sanctions measures, and regulations  administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control.

Section 4.7                                    SEC Documents; Financial Statements.

(a)                                 Company has filed with or furnished to the SEC all reports, schedules, registration statements, prospectuses, forms, reports, definitive proxy statements and other documents required to be filed or furnished by Company and Company LP with the SEC under the Exchange Act or Securities Act since January 1, 2014 (the “Company SEC Documents”).   As of their respective dates of filing, furnishing or, in the case of registration statements, effectiveness, or, if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, the Company SEC Documents (other than preliminary materials) (i) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents and (ii) none of the Company SEC Documents, at the time of filing or being furnished (or effectiveness in the case of registration statements), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Company SEC Documents filed or furnished and publicly available prior to the date of this Agreement and provided that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Proxy Statement that were not supplied by or on behalf of Company or Company LP. Company has made available to Parent all comment letters and all material correspondence between the SEC, on the one hand, and Company or Company LP, on the other hand, since January 1, 2014.  As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents filed or furnished by Company or Company LP with the SEC and, as of the date hereof, to the Knowledge of Company, none of the Company SEC Documents is the subject of ongoing SEC review.

(b)                                 Company and Company LP is in compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002 and any applicable rules and regulations thereunder, as amended from time to time, and the applicable listing and corporate governance rules of the NYSE, in each case except where the failure to be in compliance, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(c)                                  The audited consolidated financial statements and unaudited consolidated interim financial statements of Company and Company Subsidiaries included or incorporated by reference in the Company SEC Documents, including the related notes and schedules, (i) complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP (as in effect in the United States on the date of such financial statement) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and (iii) fairly presented, in all material respects, in accordance with applicable requirements of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments), the consolidated financial position of Company and the Company Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of Company and the Company Subsidiaries for the periods presented therein, in each case, except to the extent such financial statements have been modified or superseded by later Company SEC Documents filed and publicly available prior to the date of this Agreement.

(d)                                 Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) intended to provide reasonable assurances regarding the reliability of financial reporting for Company and each Company Subsidiary. Company has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Company’s management as appropriate to allow timely decisions regarding required disclosure.

Section 4.8                                    Absence of Certain Changes or Events.  Except as set forth in Section 4.8 of the Disclosure Letter, since December 31, 2016 through the date of this Agreement, (a) Company and each Company Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice, (b) there has not been any Company Material Adverse Effect or any event, circumstance, change, or effect that, individually or in the aggregate with all other events, circumstances, changes, or effects, would reasonably be expected to have a Company Material Adverse Effect and (c) except for regular quarterly cash dividends on the Company Common Stock, Company Preferred Stock, Company OP Common Units and Company OP Preferred Units, there has not been any declaration, setting aside for payment or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Company Common Stock, Company Preferred Stock, Company OP Common Units or Company OP Preferred Units.

Section 4.9                                    No Undisclosed Material Liabilities.  Except as set forth in Section 4.9 of the Disclosure Letter or as otherwise would not reasonably be expected to have a Company Material Adverse Effect, there are no liabilities of Company or any of the Company Subsidiaries, other than: (a) liabilities adequately provided for on the balance sheet of Company dated as of December 31, 2016 (including the notes thereto) as required by GAAP, (b) liabilities incurred in connection with the transactions contemplated by this Agreement or (c) liabilities incurred in the ordinary course of business consistent with past practice subsequent to December 31, 2016.

Section 4.10                             Litigation.  Except as individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, or as set forth in Section 4.10 of the Disclosure Letter, (a) there is no Action pending or, to the Knowledge of Company, threatened in writing by or before any Governmental Authority against Company or any Company Subsidiary (or any of their properties or assets)  and (b) neither Company nor any Company Subsidiary, nor any of Company’s or any Company Subsidiary’s respective property or assets, is subject to any outstanding material Order of any Governmental Authority.   As of the date of this Agreement, there is no Action to which Company or any Company Subsidiary is a party pending or, to the Knowledge of Company, threatened in writing seeking to prevent,  delay or challenge the Mergers or any of the other transactions contemplated by this Agreement.

Section 4.11                             Taxes.

(a)                                 Company and each Company Subsidiary has timely filed with the appropriate Governmental Authority all income and other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects.  Company and each Company Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions on the financial statements of Company in accordance with GAAP for, all material amounts of Taxes required to be paid by them, whether or not shown on any Tax return. Company has made available to Parent complete and correct copies of (i) all U.S. federal, state and local income and other material Tax Returns of Company and the Company Subsidiaries relating to the last three years which have been filed and (ii) any audit report issued within the last five (5) years relating to any Taxes due from or with respect to Company or any Company Subsidiaries. Neither Company nor any Company Subsidiaries has received a written claim, or to the Knowledge of Company, an unwritten claim, by any authority in a jurisdiction where any of them does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(b)                                 Company (i) for all taxable years commencing with the taxable year ending December 31, 2012 and through December 31, 2016, has been subject to taxation as a real estate investment trust within the meaning of Sections 856 and 857 of the Code (a “REIT”) and has satisfied all requirements for qualification and taxation as a REIT for such years; (ii) has operated since January 1, 2017 and will operate to the Parent Merger Effective Time in a manner consistent with the requirements for qualification and taxation as a REIT; and (iii) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS to its status as a REIT, and to the Knowledge of Company, no such challenge is pending or threatened.  No entity in which Company owns an interest is a corporation for U.S. federal income tax purposes, other than a “qualified REIT subsidiary” within the meaning of Section 856(i) (2) of the Code (“Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”).  Section 4.11(b) of the Disclosure Letter sets forth a list of each Qualified REIT Subsidiary and Taxable REIT Subsidiary owned directly or indirectly by Company, and each Company Subsidiary not set forth in Section 4.11(b) of the Disclosure Letter is and has been since its formation classified as a partnership or entity disregarded as separate from Company or a Company Subsidiary for U.S. federal income tax purposes.  Each Company Subsidiary that is a partnership, joint venture or limited liability company and has not elected to be a Taxable REIT Subsidiary has been since its formation treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation.  Taking into account all distributions to be made by Company prior to the Parent Merger Effective Time and the deemed distributions by Company by reason of the deemed sale of assets and liquidation for U.S federal income tax purposes resulting from the Parent Merger, Company will have distributed cash to its Stockholders in its taxable year ending with the Parent Merger in an amount equal to or in excess of the amount required to be distributed pursuant to Section 857(a) of the Code in respect of its taxable year ending with the Parent Merger, and Company will not be subject to Tax under Sections 857(b) or 4981 of the Code in respect of its taxable year ending with the Parent Merger (other than as set forth in Schedule 4.11(p) of the Disclosure Letter).

(c)                                  (i) There are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to the Knowledge of Company, threatened with regard to any Taxes or Tax Returns of Company or any Company Subsidiary; (ii) no deficiency for Taxes of Company or any Company Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of Company, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith; (iii) neither Company nor any Company Subsidiary has waived any statute of limitations with respect to the assessment of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year or is the beneficiary of an extension of time to file any Tax Return except for any such waivers or extensions relating to an extension of time to file any non-income Tax Return in respect of a taxable year or period ending in 2016 or 2017; and (iv) neither Company nor any of the Company Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(d)                                 Neither Company nor any Company Subsidiary holds any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code.

(e)                                  Beginning with its taxable year ended December 31, 2012, (i) Company and the Company Subsidiaries have not incurred any liability for material Taxes under Sections 856(g)(5)(C), 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 860(c) or 4981 of the Code which have not been previously paid and shall not incur any such liability for such Taxes in the taxable year ending on the Closing Date (other than as set forth in Schedule 4.11(p) of the Disclosure Letter), and (ii) neither Company nor any Company Subsidiary has incurred any material liability for Taxes other than (A) in the ordinary course of business consistent with past practice, or (B) transfer or similar Taxes arising in connection with a sale, exchange, or other transfer of property.  No event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentence will be imposed upon Company or the Company Subsidiaries.

(f)                                   Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(g)                                  There are no Company Tax Protection Agreements in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of Company, threatened to raise a material claim against Company or any Company Subsidiary for any breach of any Company Tax Protection Agreements.  As used herein, “Company Tax Protection Agreements” means any written agreement to which Company or any Company Subsidiary is a party (i) pursuant to which any liability to holders of interests in a Company Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (ii) that was entered into in connection with or related to the deferral of income Taxes of a holder of interests in a Company Subsidiary Partnership, and that requires Company or any Company Subsidiary (A) to maintain a minimum level of debt, continue a particular debt, or provide rights to guarantee or otherwise assume economic risk of loss with respect to debt, (B) to retain or not to dispose of assets, or engage in transactions of comparable tax effect, (C) to make or refrain from making a Tax election, (D) only dispose of assets in a particular manner, (E) operate (or refrain from operating) in a particular manner, (F) use (or refrain from using) a specified method of taking into account book tax disparities under Section 704(c) of the Code with respect to one or more properties and/or (G) use (or refrain from using) a particular method for allocating one or more liabilities of such party or any of its direct or indirect subsidiaries under Section 752 of the Code; (iii) pursuant to which limited partners of a Company Subsidiary Partnership have guaranteed, indemnified or assumed debt of the Company Subsidiary Partnership; or (iv) that would require the general partner of a Company Subsidiary Partnership to consider separately the interests of any limited partner.  As used herein, “Company Subsidiary Partnership” means a Company Subsidiary that is a partnership for U.S. federal income tax purposes.

(h)                                 There are no Tax Liens upon any property or assets of Company or any Company Subsidiary, except (i) Tax Liens that are de minimis in nature or (ii) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(i)                                     Neither Company nor any Company Subsidiary has requested or has received any ruling of a Governmental Authority, or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(j)                                    There are no Tax allocation, indemnity or sharing agreements or similar arrangements with respect to which Company or any Company Subsidiary is a party or otherwise has any liability (other than customary arrangements under commercial contracts or borrowings entered into in the ordinary course of business consistent with past practice and Company Tax Protection Agreements).

(k)                                 Neither Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than Company or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(l)                                     Neither Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(m)                             Neither Company nor any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(n)                                 Except as set forth in Section 4.11(n) of the Disclosure Letter, no written power of attorney that has been granted by Company or any of the Company Subsidiaries (other than to Company or a Company Subsidiary) currently is in force with respect to any matter relating to Taxes.

(o)           Neither Company nor any of the Company Subsidiaries (other than Taxable REIT Subsidiaries) has or has had any earnings and profits attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(p)           Except as set forth in Section 4.11(p) of the Disclosure Letter neither Company nor any Company Subsidiaries has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code or engaged in any transaction that would give rise to “redetermined rents, redetermined deductions, excess interest, and redetermined TRS service income” described in Section 857(b)(7) of the Code.

(q)           Except as set forth in Section 4.11(q) of the Disclosure Letter, (i) neither Company nor any Company Subsidiary has failed to obtain or comply with any assessment or reassessment required with respect to real property under applicable Law or otherwise failed to comply in any material respect with applicable Laws relating to the reporting, collection and payment of real property Taxes and (ii) to the Knowledge of Company, there are no proposed reassessments of any real property owned by Company or any Company Subsidiary that would result in a material increase in the amount of any Tax to which Company or any Company Subsidiary would be subject

(r)            Neither Company nor any Company Subsidiary: (i) has agreed to make any material adjustment pursuant to Section 481(a) of the Code, (ii) has any knowledge that the IRS has proposed, in writing, such an adjustment or a change in accounting method with respect to Company or any Company Subsidiary or (iii) has any application pending with the IRS or any other Governmental Authority requesting permission for any change in accounting method.

(s)            This Section 4.11 and, to the extent related to Taxes, Section 4.12 and Section 4.13 contain the sole and exclusive representations and warranties of the Company Parties with respect to Taxes and Tax Matters.

Section 4.12          Pension and Benefit Plans; Employees.

(a)           Company has made available prior to the date hereof every Employee Benefit Plan sponsored, maintained or contributed to (or with respect to which any obligation to contribute has been undertaken) by Company or any of its ERISA Affiliates (such Employee Benefit Plans, the “Company Employee Benefit Plans”.  Each such Company Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS regarding its qualification thereunder that has not been revoked and, to the Knowledge of Company, no event has occurred and no condition exists that is reasonably expected to result in the revocation of any such determination or opinion letter.  Section 4.12(a) of the Disclosure Letter sets forth a complete list of each Company Employee Benefit Plan.

(b)           With respect to each such Company Employee Benefit Plan, Company has provided, or made available, to Parent (if applicable to such Company Employee Benefit Plan):  (i) all documents embodying or governing such Company Employee Benefit Plan, and any funding medium for the Company Employee Benefit Plan (including, without limitation, trust agreements); (ii) the most recent IRS determination or opinion letter with respect to such Company Employee Benefit Plan under Section 401(a) of the Code; (iii) the most recently filed IRS Form 5500 Annual Report and accompanying schedules and audited financial statements; (iv) the most recent actuarial report; (v) the current summary plan description for such Company Employee Benefit Plan (or other descriptions of such Company Employee Benefit Plan provided to employees) and all summaries of material modifications thereto; (vi) any insurance policy related to such Company Employee Benefit Plan; and (vii) all material written correspondence received from the IRS, Pension Benefit Guaranty Corporation or the U.S. Department of Labor during the past three (3) years relating to any government investigation or audit or any submissions under any voluntary compliance or correction policy.

(c)           Each Company Employee Benefit Plan has been administered in accordance with the requirements of applicable law, including, without limitation, ERISA, the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, the Patient Protection and Affordable Care Act, Public Law 111-148 and the Code, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and is being administered and operated in all material respects in accordance with its terms.  No Company Employee Benefit Plan is subject to Title IV of ERISA, is a multiemployer plan, within the meaning of ERISA Section 3(37), is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or is a “multiple employer plan” (as defined in Section 413 of the Code).  Neither Company nor any ERISA Affiliate has ever maintained or contributed to, or had any obligation to contribute to (or borne any liability with respect to) any such multiemployer plan or multiple employer plan.

(d)           Full payment has been made, or otherwise properly accrued on the books and records of Company and any ERISA Affiliate, of all amounts that Company and any ERISA Affiliate are required under the terms of the Company Employee Benefit Plans to have paid as contributions to such Company Employee Benefit Plans on or prior to the date hereof (excluding any amounts not yet due) and the contribution requirements, on a prorated basis, for the current year have been made or otherwise properly accrued on the books and records of Company through the Closing Date.

(e)           Neither Company, an ERISA Affiliate or any person appointed or otherwise designated to act on behalf of Company, or an ERISA Affiliate, nor, to the Knowledge of Company, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Company Employee Benefit Plan that is reasonably expected to result in the imposition of a material penalty or pursuant to Section 502(i) of ERISA, material damages pursuant to Section 409 of ERISA or a material tax pursuant to Section 4975(a) of the Code.

(f)            No material liability, claim, action, audit, investigation, governmental proceeding or litigation has been made, commenced or, to the Knowledge of Company, threatened with respect to any Company Employee Benefit Plan (other than for benefits payable in the ordinary course of business consistent with past practice).

(g)           Except as set forth in Section 4.12(g) of the Disclosure Letter, no Company Employee Benefit Plan provides for medical, life insurance or other health or welfare benefits (other than under Section 4980B of the Code, Part 6 of Title I of ERISA or other similar applicable Law, or a plan qualified under Section 401(a) of the Code) to any current or future retiree or former employee.

(h)           Except as set forth in Section 4.12(h) of the Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (individually or together with the occurrence of any other event):  (i) entitle any employee, trustee, director or consultant of Company or the Company Subsidiaries to severance pay or any increase in severance pay under any Company Employee Benefit Plan upon any termination of employment on or after the date of this Agreement; (ii) accelerate the time of payment, vesting or funding or result in any payment of compensation or benefits under, or increase the amount or value of any payment to any employee, officer, trustee or director of Company or any Company Subsidiary, or could limit the right to amend, merge or terminate any Company Employee Benefit Plan or related trust; (iii) result in payments or benefits under any Company Employee Benefit Plan or Company employment agreement which would not be deductible under Section 280G of the Code; or (iv) result in a requirement to pay any tax “gross up” or similar “make whole” payment to any employee, director, consultant or other service provider of Company or any of its ERISA Affiliates.

(i)            Each Company Employee Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.  No payment to be made under any Company Employee Benefit Plan is, or to the Knowledge of Company, will be, subject to the penalties of Section 409A(a)(1) of the Code.

Section 4.13          Labor and Employment Matters.

(a)           Section 4.13(a) of the Disclosure Letter sets forth a complete and correct list of each employee of Company and any Company Subsidiary, including each such employee’s: (i) name, (ii) date of hire, (iii) base salary, (iv) any bonus paid or awarded in or in respect of 2016 (including the date paid or anticipated to be paid), (v) target bonus opportunity for 2017 and (vi) exempt or non-exempt status.

(b)           Neither Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor union organization, nor are there any negotiations or discussions currently pending or occurring between Company, or any of the Company Subsidiaries, and any union or employee association regarding any collective bargaining agreement or any other work rules or polices.  There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of Company, threatened against Company or any of the Company Subsidiaries relating to their business and neither Company nor any Company Subsidiary is subject to any strike, work stoppage, lockout, shutdown, labor dispute or other concerted interference with normal operations.  To the Knowledge of Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of Company or any of the Company Subsidiaries.

(c)           Except as set forth in Section 4.13(c) of the Disclosure Letter, there are no proceedings pending or, to the Knowledge of Company, threatened against Company or any of the Company Subsidiaries in any forum by or on behalf of any present or former employee of Company or any of the Company Subsidiaries, any applicant for employment or classes of the foregoing alleging unpaid or overdue wages or compensation due, breach of any express or implied employment contract, violation of any law or regulation governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of Company of any of the Company Subsidiaries in connection with the employment relationship.

(d)           Each individual who renders service to Company or any Company Subsidiary who is classified by Company or such Company Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under any Company Employee Benefit Plans) is properly so classified and treated in accordance with applicable Laws and for purposes of all Company Employee Benefit Plans and perquisites, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e)           Each of Company and the Company Subsidiaries is in compliance with all applicable Laws and all applicable contracts and policies relating to labor and labor practices, employment and employment practices, wages, hours, and terms and conditions of employment, including the obligations of the WARN Act, and all other notification and bargaining obligations arising under any collective bargaining agreement, by applicable Law or otherwise, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Neither Company nor any Company Subsidiary has implemented, conducted or experienced a “plant closing” or “mass layoff” as defined in the WARN Act (or any similar group personnel action requiring advance notice under the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Company or any Company Subsidiary.

Section 4.14          Information Supplied.  None of the information supplied or to be supplied by or on behalf of Company, Company GP and Company LP in writing for inclusion or incorporation by reference in the Proxy Statement will, at the time such Proxy Statement is first mailed to the Stockholders, at the time of the Company Stockholder Meeting or at the time of any amendment or supplement thereof, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder.  No representation or warranty is made hereunder as to statements made or incorporated by reference in the Proxy Statement that were not supplied by or on behalf of Company, Company GP or Company LP.

Section 4.15          Intellectual Property.

(a)           Except as individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, or as set forth in Section 4.15(a) of the Disclosure Letter, all Intellectual Property used in the operation of the business of Company and the Company Subsidiaries is either (i) owned by Company or a Company Subsidiary (the “Owned Intellectual Property”) or (ii) used pursuant to a valid license agreement (the “Licensed Intellectual Property”), provided, however, that the foregoing representation and warranty in this Section 4.15(a) shall not constitute or be deemed or construed as any representation or warranty with respect to infringement, misappropriation, or violation of any Intellectual Property rights (which is addressed in Section 4.15(b).

(b)           Except as individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect, the conduct of the business of Company and the Company Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third party and there are no pending or, to the Knowledge of Company, threatened claims that challenge the use or ownership of any of the Owned Intellectual Property and to the Knowledge of Company, no Person is infringing or otherwise violating any Owned Intellectual Property.

(c)           Section 4.15(c) of the Disclosure Letter sets forth a complete and correct list in all material respects of (i) all material Owned Intellectual Property that is registered, issued or the subject of a pending application, and (ii) all material unregistered Owned Intellectual Property.  Except as individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, all of the registrations, issuances and applications set forth on Section 4.15(c) of the Disclosure Letter are valid, in full force and effect and have not expired or been cancelled, abandoned or otherwise terminated and  Company and the Company Subsidiaries own and possess all right, title and interest in and to the Owned Intellectual Property free and clear of all Liens (other than Permitted Liens).

(d)           To the Knowledge of Company, none of the proprietary software owned by Company or any Company Subsidiary incorporates, is combined with or distributed with any open source, community source, shareware, freeware or other code that would result in such software being covered by the GNU General Public License or any other similar licensing regime, in each case as would require Company or any Company Subsidiary to disclose and distribute its own source code.  To the Knowledge of Company and except as individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect, no software material to the business of Company and the Company Subsidiaries contains any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or software, or any software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than an authorized licensee or owner of the software.

(e)           Company and each of the Company Subsidiaries have established policies and procedures (and, to the Knowledge of Company, has complied with such policies and procedures) to provide for the security, continuity and integrity of the services provided by the business and the back-up and recovery of data and information stored or contained or processed by the business with regard to disaster recovery and business continuity.  Except as set forth in

Section 4.15(e) of the Disclosure Letter, there has not been any unauthorized access of any of Company’s computer systems or IT Assets that has resulted in, or could reasonably be expected to result in, any misappropriation, damage, destruction, loss, corruption, alteration or misuse of any data or information stored or contained therein or transmitted, accessed or processed thereby.

(f)            Company and the Company Subsidiaries have a privacy policy (the “Privacy Policy”) regarding the collection and use of personally identifiable information (“Personal Information”), a complete and correct copy of which has been provided to Parent prior to the date hereof.  Except as individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) Company and each of the Company Subsidiaries is in material compliance with all applicable Laws regarding the collection, use and protection of Personal Information and with the Privacy Policy, and no Person has gained unauthorized access to or made any unauthorized use of any such Personal Information maintained by Company or any of the Company Subsidiaries and (ii) Company and the Company Subsidiaries have adequate security measures in place to protect Personal Information stored in their computer systems from unlawful use by any third party or any other use by a third party that would violate the Privacy Policy.  Except as individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement do not violate the Privacy Policy as it currently exists or as it existed at any time during which any Personal Information was collected or obtained by the Company or any of the Company Subsidiaries and, upon Closing, Parent will own all such Personal Information and continue to have the right to use such Personal Information on identical terms and conditions as the Company and the Company Subsidiaries enjoyed immediately prior to the Closing.  Except as individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and as set forth on Section 4.15(f) of the Disclosure Letter, no Actions are pending or, to the Knowledge of Company, threatened against Company or any of the Company Subsidiaries relating to the collection or use of Personal Information.

(g)           This Section 4.15 and, to the extent related to intellectual property matters, Section 4.5, Section 4.6 and Section 4.18 contain the sole and exclusive representations and warranties of the Company Parties with respect to intellectual property matters.

Section 4.16          Environmental Matters.

(a)           Except as individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, or as set forth in Section 4.16(a) of the Disclosure Letter, or in any Phase I or Phase II report made available to Parent prior to the date hereof:

(i)            Company and each Company Subsidiary are in compliance with and, except for matters that have been fully and finally resolved, have since January 1, 2014 complied with all Environmental Laws.

(ii)           Company and each Company Subsidiary have all Environmental Permits necessary to own, lease and, to the extent applicable, operate its properties and to conduct their current operations and are in compliance with their respective Environmental Permits, all such Environmental Permits are valid and in full force and effect and in good standing.

(iii)          (A) Since January 1, 2014, neither Company nor any Company Subsidiary has received any written notice, demand, letter or claim from any Governmental Authority alleging that Company or any such Company Subsidiary is in violation of, or liable under, any Environmental Law and (B) no judicial, administrative or compliance Order has been issued against Company or any Company Subsidiary which remains unresolved.  There is no Action pending, or, to the Knowledge of Company, threatened against Company and any Company Subsidiary under any Environmental Law or with respect to Hazardous Substances.

(iv)          Neither Company nor any Company Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances which remains unresolved and no Action is pending or, to the Knowledge of Company, threatened against Company or any Company Subsidiary under any Environmental Law or with respect to Hazardous Substances.

(v)           Neither Company nor any Company Subsidiary has assumed, by contract or, to the Knowledge of Company, by operation of Law, any liability under any Environmental Law or relating to any Hazardous Substances.

(vi)          To the Knowledge of Company, neither Company nor any Company Subsidiary has caused any release of a Hazardous Substance that would be reasonably likely to result in a liability of Company or any Company Subsidiary under any Environmental Law.

(b)           This Section 4.16 and, to the extent related to Environmental Laws, Hazardous Substances or other environmental matters, Section 4.5 contain the exclusive representations and warranties of the Company Parties with respect to Environmental Laws, Hazardous Substances or other environmental matters.

Section 4.17          Properties.

(a)           Section 4.17(a) of the Disclosure Letter sets forth a complete and correct list of the common name and address of each Company Property.

(b)           Section 4.17(b) of the Disclosure Letter sets forth a complete and correct list of the common name and address of each real property which, as of the date of this Agreement, is under contract for purchase by Company or a Company Subsidiary (a “Real Estate Purchase Contract”) or which is required under a binding contract to be leased (or subleased or sub-subleased etc.) by Company or a Company Subsidiary from a Company Third

Party after the date of this Agreement (a “Real Estate Lease Contract”, and each such real property set forth on Section 4.17(b) of the Disclosure Letter, a “Contract Property”).  Company has made available to Parent as of the date hereof true, correct and complete copies of each Real Estate Purchase Contract and Real Estate Lease Contract.  Except as set forth in Section 4.17(b) of the Disclosure Letter, there are no real properties that Company or any Company Subsidiary is obligated to buy or lease at some future date.

(c)           Except as individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, or as set forth in Section 4.17(c) of the Disclosure Letter, (i) Company or a Company Subsidiary owns good, valid and marketable fee simple title to or holds a good and valid leasehold interest in (as applicable) each of the Company Properties, in each case, free and clear of Liens, except for Permitted Liens, (ii) other than residential leases or subleases entered into in the ordinary course of business (each a “Residential Lease”), neither Company nor any Company Subsidiary has leased, subleased, licensed or otherwise granted any Person the right to use or occupy any Company Property or any portion thereof and (iii) each of the Residential Leases complies in all material respects with all applicable Law.

(d)           Neither Company nor any Company Subsidiary has received (i) written notice from any Governmental Authority having jurisdiction over any of the Company Properties that any certificate, permit or license relating to a Company Property is not in full force and effect, except for such failures to be in full force and effect that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, or of any pending written threat of modification or cancellation of any of same, that would reasonably be expected to have a Company Material Adverse Effect or (ii) written notice of any uncured violation of any Laws affecting any of the Company Properties which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(e)           No certificate, variance, permit or license from any Governmental Authority having jurisdiction over any of the Company Properties is not in full force and effect, and neither Company nor any Company Subsidiary has received written notice of any outstanding threat of modification, suspension or cancellation of any such certificate, variance, permit or license, except for any of the foregoing as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(f)            Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or as set forth in Section 4.17(f) of the Disclosure Letter, there are no condemnation, eminent domain or similar proceedings pending, or to the Knowledge of Company, threatened, with respect to any Company Property that would interfere in any material manner with the current use of the Company Property (assuming its continued use in the manner it is currently used).

(g)           Except as set forth in Section 4.17(g) of the Disclosure Letter, (i) there are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire from Company or any Company Subsidiary any Company Property or any portion thereof that would materially adversely affect Company’s, or any Company Subsidiary’s, ownership, lease or right to use a Company Property, and (ii) there are no other outstanding rights or agreements to enter into any contract for sale, lease or letter of intent to sell or lease any Company Property or any portion thereof, which, in each case, is in favor of any party other than Company or a Company Subsidiary (a “Company Third Party”, and any agreement set forth in Section 4.17(g), of the Disclosure Letter, a “Real Estate Sales Contract”).

(h)           Except pursuant to a Residential Lease, neither Company nor any Company Subsidiary is a party to any agreement pursuant to which Company or any Company Subsidiary manages, or manages the development of, any real property for any Company Third Party.

(i)            Except as set forth in Section 4.17(i) of the Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, Company and each Company Subsidiary, as applicable, is in possession of title insurance policies or valid marked-up title commitments evidencing title insurance with respect to each Company Property (each, a “Company Title Insurance Policy” and, collectively, the “Company Title Insurance Policies”). Company has made available to Parent as of the date hereof complete and correct copies of each Company Title Insurance Policy.  Except as set forth in Section 4.17(i) of the Disclosure Letter, no written claim has been made against any Company Title Insurance Policy, which remains pending and, which, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(j)            Section 4.17(j) of the Disclosure Letter lists (i) the parties currently providing third-party property management services to Company or a Company Subsidiary with respect to a Company Property and the names of the Company Properties currently managed by each such party and (ii) the management agreement(s) pursuant to which such management services are provided.

(k)           The information in the portfolio data tape, dated January 31, 2017, furnished by Company to Ultimate Parent on February 22, 2017, which is set forth in Section 4.17(k) of the Disclosure Letter (the “Data Tape”), was true and correct in all material respects as of the date thereof.

Section 4.18          Material Contracts.

(a)           Except for contracts, agreements, arrangements or understandings listed in Section 4.18(a) of the Disclosure Letter or filed as exhibits to the Company SEC Documents, as of the date of this Agreement (or, with respect to Residential Leases, as of the date of the Data Tape), neither Company nor any Company Subsidiary is a party to or bound by any contract, agreement, arrangement or understanding that, as of the date hereof (or, with respect to Residential Leases, as of the date of the Data Tape):

(i)            is required to be filed as an exhibit to Company’s Annual Report on Form 10-K on or after January 1, 2014 pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act, but is not so filed;

(ii)           obligates Company or any Company Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $250,000 and is not cancelable within ninety days without material penalty to Company or any Company Subsidiary;

(iii)          contains (A) any non-compete or exclusivity provisions with respect to any line of business or geographic area that materially restricts the business of Company or any Company Subsidiary, or that otherwise materially restricts the lines of business conducted by Company or any Company Subsidiary or the geographic area in which Company or any Company Subsidiary may conduct business, (B) any covenant granting “most favored nation” status that, following the consummation of the Mergers, would restrict actions in any material respect taken by the Surviving Company, Company LP and/or any Company Subsidiaries, or (C) a standstill or similar provision pursuant to which Company, Company LP or any Company Subsidiary has agreed not to acquire assets or securities of any Person;

(iv)          constitutes a loan agreement, letter of credit, indenture, note, bond, debenture, mortgage, pledge agreement, securities agreement or any other document, agreement or instrument evidencing a capitalized leased obligation or other Indebtedness of, for the benefit of, Company or any Company Subsidiary with a principal amount as of the date hereof greater than $100,000;

(v)           contains an option, right of first offer, right of first refusal or otherwise requires Company or any Company Subsidiary to dispose of or acquire assets or properties with a fair market value in aggregate of greater than $100,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(vi)          constitutes a joint venture, partnership, limited liability company, strategic alliance or any similar agreement;

(vii)         other than the advancements of expenses to directors or officers of Company or any Company Subsidiary in the ordinary course of business consistent with past practice, constitutes a loan to any Person (other than a Company Subsidiary) by Company or any Company Subsidiary;

(viii)        relates to the settlement (or proposed settlement) of any pending or threatened Action, other than any settlement that provides solely for the payment of less than $100,000 in cash;

(ix)          requires Company or any Company Subsidiary to make any investment (in each case, in the form of a loan, capital contribution or similar transaction) in any (A) Company Subsidiary in excess of $500,000 or (B) other Person in excess of $100,000;

(x)           contains a license grant to Company or a Company Subsidiary to use any Licensed Intellectual Property (other than licenses for “off-the-shelf” or other widely available software licenses on non-discriminatory terms for less than $100,000 on an annual basis) or a grant from Company or any Company Subsidiary to a third party to use any Owned Intellectual Property;

(xi)          is a Real Estate Lease Contract, Residential Lease, Real Estate Purchase Contract, Real Property Lease or Real Estate Sales Contract;

(xii)         that obligates (other than pursuant to the organizational documents of Company or a Company Subsidiary) Company, Company LP or any Company Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of Company, Company LP or any Company Subsidiary;

(xiii)        is a collective bargaining agreement or similar agreement with any trade union, works council or other labor organization;

(xiv)        is for the engagement of any person on a full-time, part-time, or consulting basis and providing for annual compensation in excess of $100,000 that is not terminable at will without notice or liability;

(xv)         whereby the Company, Company LP or a Company Subsidiary provides property management services for any property in which the Company, Company LP or a Company Subsidiary does not own 100% of the interests in such property;

(xvi)        provides for potential liability on the part of Company, Company LP or any Company Subsidiary in respect of any purchase price adjustment, earn-out or contingent purchase price that, in each case, could reasonably be expected to result in future payments of more than $500,000;

(xvii)       requires payment of material commissions (other than leasing commissions incurred in the ordinary course of business) or material tenant improvement costs, allowances or other concessions; or

(xviii)      constitutes a regulatory agreement or similar agreement that requires that any portion of a property be leased to persons meeting criteria set forth in such agreement.

(b)           Each such contract, agreement, arrangement or understanding described in clauses (i)-(xviii) of Section 4.18(a) above is referred to herein as a “Company Material Contract”.  Company has made available to Parent true and complete copies of all Company Material Contracts as of the date hereof, including amendments, supplements and side letters related thereto.

(c)           Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, each Company Material Contract is a legal, valid, binding and enforceable agreement of Company and/or each Company Subsidiary that is a party thereto, as applicable and, to the Knowledge of Company, of each other party thereto, and is in full force and effect, except as may be limited by the Enforceability Exceptions.  Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, Company and each Company Subsidiary has performed all obligations required to be performed by it prior to the date hereof under each Company Material Contract and, to the Knowledge of Company, each other party thereto has performed all obligations required to be performed by it under such Company Material Contract prior to the date hereof.  None of Company or any Company Subsidiary, nor, to the Knowledge of Company, any other party thereto, is in breach or default under any Company Material Contract, and, to the Knowledge of Company, no event has occurred that with notice or lapse of time or both would constitute a violation or breach of, or default under, any Company Material Contract, except where in each case such breach, violation or default would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Neither Company nor any Company Subsidiary has received written notice of any violation of or default under any Company Material Contract, except as set forth in Section 4.18(c) of the Disclosure Letter, and except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.19          Opinion of Company Financial Advisor.  The Company Board has received an oral opinion (to be confirmed by a written opinion) of Goldman, Sachs & Co. (“GS”) to the effect that, as of the date of such opinion, and subject to the assumptions and limitations set forth in GS’s opinion, the Merger Consideration in the Parent Merger is fair, from a financial point of view, to the holders of shares of Company Common Stock.  Company will promptly make available to Parent, solely for informational purposes, a complete and correct copy of the written opinion upon receipt thereof from GS.

Section 4.20          Vote Required.  The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”) is the only vote of holders of securities of Company required to approve and consummate the Parent Merger and the other transactions contemplated by this Agreement.  The affirmative vote or consent of Company, as the “Special Limited Partner” pursuant to Section 11.3 of the Company LP Agreement (the “Company Partner Approval”), is the only vote or consent required of the holders of any class or series of Company OP Common Units or other securities of, or equity interests in, Company LP required to approve this Agreement and to approve and consummate the Partnership Merger and the other transactions contemplated by this Agreement.

Section 4.21          Brokers.  Except for the fees and expenses payable to GS, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Mergers or any transactions contemplated by this Agreement. Company has furnished to Parent true and complete copies of all agreements between Company and GS relating to the transactions contemplated by this Agreement, which agreements disclose all fees payable thereunder.

Section 4.22          Investment Company Act.  Neither Company nor any Company Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 4.23          Related Party Transactions.  Except as set forth in Section 4.23 of the Disclosure Letter or as permitted by this Agreement, from January 1, 2014 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between Company or any Company Subsidiary, on the one hand, and any Affiliates (other than Company Subsidiaries) of Company or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.24          Takeover Statutes.  Company has taken all actions required to be taken by it in order for the requirements or restrictions of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other takeover Laws and regulations, including in the MGCL (including the Maryland Business Combination Act and Maryland Control Share Acquisition Act) or the DRULPA to not apply to this Agreement, the Mergers or the other transactions contemplated by this Agreement.

Section 4.25          Insurance.   Section 4.25 of the Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list in all material respects of the material insurance policies held by, or for the benefit of Company or any Company Subsidiaries, including the insurer under such policies and the type of and amount of coverage thereunder.  Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (a) all material insurance policies maintained by Company and any Company Subsidiary are in full force and effect, (b) all premiums due and payable thereon have been paid, and (c) neither Company nor any Company Subsidiary is in breach of or default under any of such insurance policies. From January 1, 2016 until the date hereof, Company has not received written notice of termination or cancellation or denial of coverage with respect to any material insurance policy, or written notice of failure to renew any such insurance policy or refusal of coverage thereunder or any other notice that such policies are no longer in full force or effect or that the issuer of any such policy is no longer willing or able to perform its obligations thereunder.

Section 4.26          No Other Representations and Warranties.  The Company Parties agree that, except for the representations or warranties expressly set forth in Article V, no Parent Party nor any of their Affiliates nor any other person on behalf of any Parent Party has made any representation or warranty, expressed or implied, with respect to any Parent Party, their respective businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any information regarding any Parent Party or any of their Affiliates, and no Company Party nor any of their Affiliates nor any other person on behalf of any Company Party has relied on any representation or warranty except for those expressly set forth in Article V.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

The Parent Parties hereby jointly and severally represent and warrant to the Company Parties that:

Section 5.1            Organization and Qualification; Subsidiaries.

(a)           Ultimate Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the Province of Ontario and has the requisite corporate power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted, (b) Parent is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted and (c) Parent LP is duly organized, validly existing and in good standing under the Laws of Delaware, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted, except in each case for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.2            Authority.

(a)           Ultimate Parent has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which Parent is a party.  The execution, delivery and performance of this Agreement by Ultimate Parent and the consummation by Ultimate Parent of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Ultimate Parent are necessary to authorize the execution, delivery and performance by Ultimate Parent of this Agreement or to consummate the other transactions contemplated by this Agreement.  This Agreement has been duly executed and delivered by Ultimate Parent and assuming due authorization, execution and delivery by each of Parent, Parent LP and the Company Parties, constitutes a legally valid and binding obligation of Ultimate Parent enforceable against Ultimate Parent in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.

(b)           Parent has the requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which Parent is a party, including the Parent Merger.  The execution, delivery and performance of this Agreement by Parent and the consummation by Parent of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary organizational action, and no other organizational proceedings on the part of Parent are necessary to authorize the execution, delivery and performance by Parent of this Agreement or the Parent Merger or to consummate the other transactions contemplated by this Agreement, subject, with respect to the Parent Merger, to the filing of the certificate of merger with the Secretary of State of the State of Delaware and the articles of merger with the SDAT.  This Agreement has been duly executed and delivered by Parent and assuming due authorization, execution and delivery by each of Ultimate Parent, Parent LP and the Company Parties, constitutes a legally valid and binding obligation of Parent enforceable against Parent in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.

(c)           Parent LP has the requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which it is a party, including the Partnership Merger.  The execution, delivery and performance of this Agreement by Parent LP and the consummation by it of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary organizational action, and no other organizational proceedings on the part of Parent LP are necessary to authorize the execution, delivery and performance by Parent LP of this Agreement or to consummate the transactions contemplated by this Agreement, and to the filing of a certificate of merger with the Secretary of State of the State Delaware.  This Agreement has been duly executed and delivered by Parent LP, and assuming due authorization, execution and delivery by each of Ultimate Parent, Parent and the Company Parties, constitutes a legally valid and binding obligation of Parent LP, enforceable against it in accordance with its terms, except as such enforceability may be limited by the Enforceability Exceptions.

Section 5.3            No Conflict; Required Filings and Consents.

(a)           The execution and delivery of this Agreement by each of the Parent Parties does not, and the performance of their respective obligations hereunder will not, (i) conflict with or violate any provision of (A) the articles of incorporation or bylaws of Ultimate Parent, (B) the limited liability company agreement or the certificate of formation of Parent or (C) the limited partnership agreement or the certificate of limited partnership of Parent LP (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.3(b) have been obtained, all filings and notifications described in Section 5.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to any Parent Party or any Parent Subsidiary or by which any property or asset of any Parent Party is bound or (iii) require any consent, notice or approval (except as contemplated by Section 5.3(b)) under, result in any breach of, or any loss of any benefit or material increase in any cost or obligation of any Parent Party under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of any Parent Party pursuant to, any contract of any Parent Party, except, as to clauses (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b)           The execution and delivery of this Agreement by each of Parent and Parent LP does not, and the performance of this Agreement by each of the Parent Parties will not, require any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Authority, except (i) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities

Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) as may be required under the rules and regulations of the NYSE or TSX, (iii) the filing of (A) the certificate of merger with respect to the Parent Merger with the Secretary of State of the State of Delaware and articles of merger with the SDAT and (B) appropriate documents with the relevant authorities of the other jurisdictions in which Ultimate Parent, Parent and Company and their respective Parent Subsidiaries and Company Subsidiaries are qualified to do business, (iv) the filing of the certificate of merger with respect to the Partnership Merger with the Secretary of State of the State of Delaware, (v) such filings and approvals as may be required by any applicable state or provincial securities or “blue sky” Laws, (vi) such filings as may be required in connection with Transfer Taxes and (vii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.4            Information Supplied.  None of the information supplied or to be supplied by or on behalf of any Parent Party in writing for inclusion or incorporation by reference in the Proxy Statement will, at the time such Proxy Statement is first mailed to the Stockholders, at the time of the Company Stockholder Meeting or at the time of any amendment or supplement thereof, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  No representation or warranty is made hereunder as to statements made or incorporated by reference in the Proxy Statement that were not supplied by or on behalf of any Parent Party.

Section 5.5            Litigation.  Except as individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of Parent, threatened in writing by or before any Governmental Authority against any Parent Party and (b) no Parent Party, nor any of their respective property, is subject to any outstanding Order of any Governmental Authority.   As of the date of this Agreement, there is no Action to which any Parent Party is a party pending or, to the Knowledge of Parent, threatened in writing seeking to prevent, hinder, modify, delay or challenge the Mergers or any of the other transactions contemplated by this Agreement.

Section 5.6            No Vote of Ultimate Parent Stockholders.

(a)           No vote of the stockholders of Ultimate Parent or the holders of any other securities of Ultimate Parent (equity or otherwise), is required by any applicable Law, the articles of incorporation or bylaws of Ultimate Parent or the applicable rules of any exchange on which securities of Ultimate Parent or its Affiliates are traded, in order for the applicable Parent Parties to consummate the Mergers and the other transactions contemplated hereby.

(b)           The Ultimate Parent Board and Parent Board have each duly and validly authorized the execution and delivery of, and adopted, this Agreement and declared advisable the consummation of the Mergers and the other transactions contemplated by this Agreement.

Section 5.7            Solvency.  As of the Parent Merger Effective Time, assuming (a) satisfaction of the conditions to the Parent Parties’ obligation to consummate the Parent Merger and the Partnership Merger, respectively, or waiver of such conditions and (b) the representations and warranties of the Company Parties set forth in Article IV are true and correct, then, after giving effect to the transactions contemplated by this Agreement, including the funding of the Financing, and the payment of the aggregate Merger Consideration, Preferred Merger Consideration and all other amounts required to be paid in connection with the consummation of the transactions hereby (including all Expenses of Parent), any other repayment or refinancing of existing indebtedness contemplated by this Agreement or the Debt Financing Commitments, Ultimate Parent will be Solvent at and  immediately following the Parent Merger Effective Time.  For purposes of this Section 5.7, “Solvent” with respect to Ultimate Parent means that, as of any date of determination, (i) the amount of the “present fair saleable value” of the assets of Ultimate Parent taken as a whole, exceeds, as of such date, the value of all of Ultimate Parent’s “liabilities, including a reasonable estimate of contingent and other liabilities”, as such quoted terms are generally determined in accordance with the applicable federal Laws governing determinations of the insolvency of debtors; (ii) Ultimate Parent, Parent and the Parent Subsidiaries will collectively not have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged or proposed to be engaged; and (iii) Ultimate Parent, Parent and the Parent Subsidiaries will collectively be able to pay their liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged” and “able to pay their liabilities (including contingent liabilities) as they mature” mean that such Person will be able to generate enough cash from operations, asset dispositions, existing financing or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 5.8            Ownership of Company Common Shares.  As of the date hereof, none of the Parent Parties or their respective controlled Affiliates owns (directly or indirectly, beneficially or of record) any shares of Company Common Stock and none of the Parent Parties or their respective controlled Affiliates holds any rights to acquire or vote any Company Common Stock except pursuant to this Agreement or the Support Agreement.  None of the Parent Parties or any of their respective  “affiliates” or “associates” is or has been, within five years of the date hereof, an “interested stockholder” of Company, as those terms are defined in the Maryland Business Combination Act.  There are no contracts between the Parent Parties, on the one hand, and any member of Company’s management or directors, on the other hand, as of the date hereof that relate in any way to Company, this Agreement, the Parent Merger or any other transaction contemplated hereby.

Section 5.9            Financing.

(a)           Parent has delivered to Company true and complete copies of (a) (i) executed commitment letter(s) dated as of the date hereof (as the same may be amended pursuant to this Section 5.9, the “Debt Financing Commitments”), pursuant to which the Debt Financing Sources have agreed, subject to the terms and conditions thereof, to provide or cause to be provided the debt amounts set forth therein (the “Debt Financing”) and (ii) the “bought deal” letter dated as of the date hereof (the “BD Financing Commitment”, and together with the Debt

Financing Commitments, the “Financing Commitments”), pursuant to which the Person(s) investing thereunder have committed (the “BD Investors”, and together with the Debt Financing Sources, the “Financing Sources”), subject to the terms and conditions thereof, to invest the amount(s) set forth therein (the “BD Financing”, and together with the Debt Financing, the “Financing”).  A true and complete copy of each fee letter and engagement letter related to the Financing Commitments has been provided to Company, except that the numerical fees and other commercially sensitive numerical information therein (including provisions in such fee letter related solely to fees, “flex terms” and economic terms) may have been redacted; provided, however, that no redacted term provides that the aggregate amount of the Financing set forth in the unredacted portion of the Financing Commitments could be reduced or adds any conditions, contingencies or affects the availability of all or any portion of the Financing.  Except for any fee letter referred to in the Financing Commitments (a copy of which has been provided to Company in accordance with the foregoing, which may be redacted as permitted herein), as of the date hereof, there are no side letters or other contracts, arrangements or understandings related to the funding or investing, as applicable, of the Financing.

(b)           As of the date of this Agreement, none of the Financing Commitments has been amended, modified, withdrawn, terminated or rescinded in any material respect and the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded.  As of the date of this Agreement, the Financing Commitments are in full force and effect and constitute the legal, valid and binding obligation of each of the Parent Parties and, to the knowledge of the Parent, the other parties thereto, except as such enforceability may be limited by the Enforceability Exceptions.  There are no conditions precedent related to the funding of the full amount of the Financing other than as set forth in or contemplated by the Financing Commitments.  As of the date of this Agreement, and subject to the satisfaction of the conditions contained in Section 8.1 and Section 8.2, no event has occurred that (with or without notice or lapse of time, or both) would constitute a breach or default under the Financing Commitments by the Parent Parties, or to the Knowledge of Parent, the other parties thereto.  As of the date of this Agreement, assuming the accuracy of the Company Parties’ representations and warranties set forth in Article IV and assuming compliance by the Company Parties with the covenants set forth in Section 7.8 (to the standards set forth therein) and assuming the satisfaction of the conditions contained in Sections 8.1 and 8.2, to the Knowledge of Parent, there is no reason to believe that the Parent Parties will not be able to satisfy on a timely basis any term or condition to be satisfied by it and contained in the Financing Commitments.  The Parent Parties have fully paid any and all commitment fees or other fees required by the terms of the Financing Commitments to be paid on or before the date of this Agreement.

(c)           Subject to the terms and conditions of the Financing Commitments and subject to the satisfaction of the conditions contained in Sections 8.1 and 8.2, assuming the accuracy of the Company Parties’ representations and warranties set forth in Article IV and assuming compliance by the Company Parties with the covenants set forth in Section 7.8, the aggregate proceeds contemplated by the Financing Commitments, together with other immediately available financial resources of the Parent Parties, will be sufficient for the Parent Parties to consummate the Mergers and all other transactions upon the terms contemplated by this Agreement and pay all related consideration, fees and expenses pursuant to this Agreement, including the Merger Consideration or Preferred Merger Consideration.

Section 5.10          Brokers.  Except for the fees and expenses payable to RBC Dominion Securities Inc., no broker, investment banker, financial advisor  or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Mergers or any transactions contemplated by this Agreement.

Section 5.11          No Other Representations and Warranties.  The Parent Parties agree that, except for the representations or warranties expressly set forth in Article IV, no Company Party nor any of their Affiliates nor any other person on behalf of any Company Party has made any representation or warranty, expressed or implied, with respect to the Company Parties their respective businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any information regarding any Company Party, and no Parent Party nor any of their Affiliates nor any other person on behalf of any Parent Party has relied on any representation or warranty except for those expressly set forth in this Article IV.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 6.1            Conduct of Business by Company.

(a)           Each Company Party covenants and agrees that, between the date of this Agreement and the earlier to occur of the Parent Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except to the extent required by Law, as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.1(a) of the Disclosure Letter or Section 6.1(b), the Company Parties shall, and shall cause each of the other Company Subsidiaries to, (i) conduct its business in all material respects in the ordinary course of business consistent with past practice and (ii) use its commercially reasonable efforts to (A) maintain its assets and properties in their current condition in all material respects (normal wear and tear excepted), (B) maintain and preserve intact in all material respects its current business organization, business records (including records relating to the ownership, leasing and financing of each Company Property), goodwill, ongoing businesses and significant business relationships (including its goodwill and relationships with tenants), (C) subject to Section 6.1(b)(ix), keep available the services of its present officers and key employees, (D) maintain the status of Company as a REIT, (E) maintain in full force and effect the existing insurance policies in all material respects or replace such insurance policies in all material respects with comparable insurance policies covering Company or any Company Subsidiary and their respective properties, assets and businesses (including the Company Properties), (F) screen or conduct background checks in all material respects consistent with past practice prior to entering into any lease with any Person with respect to any Company Property or any portion thereof, (G) collect rents when due from any Person with respect to any Company Property or any portion thereof, (H) as necessary and consistent with past practice, commence eviction proceedings with respect to any Persons using or occupying Company Property or any portion thereof and (I) remain in compliance in all material respects with the terms, covenants and provisions of any Existing Company Indebtedness.

(b)           Without limiting the foregoing, each Company Party covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), as may be contemplated, required or permitted (including as otherwise permitted by this Section 6.1(b)) pursuant to this Agreement, or as set forth in Section 6.1(b) of the Disclosure Letter, the Company Parties shall not, and shall not cause or permit any other Company Subsidiary to, do any of the following:

(i)            amend or propose to amend (A) the Company Charter or Company Bylaws, (B) the certificate of formation or limited liability company operating agreement of Company GP, (C) the Company LP Agreement or certificate of limited partnership of Company LP or (D) or similar organizational documents of any Company Subsidiary;

(ii)           split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of Company or Company LP;

(iii)          authorize, declare, set aside or pay any dividend on or make any other distributions with respect to shares of capital stock of Company or any Company Subsidiary or other equity securities or ownership interests in Company or any Company Subsidiary, except for (A) the declaration and payment by Company of dividends in accordance with Section 7.16, (B) the declaration and payment by Company of regular quarterly dividends in accordance with past practice at a rate not to exceed $0.13 quarterly per share of Company Common Stock, (C) the regular distributions that are required to be made in respect of the Company Preferred Stock, and any regular distributions that are required to be made in respect of the Company OP Common Units or the Company OP Preferred Units in connection with any dividends paid on the Company Common Stock or Company Preferred Stock, respectively, and (D) the declaration, set-aside or payment of dividends or other distributions by any Company Subsidiary (other than Company LP) to Company or any other Company Subsidiary;

(iv)          redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of Company or a Company Subsidiary, other than, (A) the withholding of Company Common Stock to satisfy Tax withholding obligations with respect to outstanding equity awards granted pursuant to the Company Equity Incentive Plans, (B) Company OP Common Units under the Company LP Agreement, (C) in connection with the vesting of, or lapse of restrictions on outstanding Company Restricted Stock Awards or Company PSU in order to satisfy Tax withholding or exercise price obligations or (D) in connection with the redemption or repurchase by a Company Subsidiary of its own securities (but solely to the extent such securities or equity equivalents are owned by Company or a Company Subsidiary);

(v)           except for (A) transactions among Company and one or more Company Subsidiaries or among one or more Company Subsidiaries, (B) issuances of equity or equity based awards pursuant to the Company Equity Incentive Plan to the extent required under the terms of the Company Equity Incentive Plan as in effect as of the date of this Agreement or (C) exchanges of Company OP Common Units for shares of Company Common Stock, in accordance with the Company LP Agreement, issue, sell, pledge, dispose, encumber or grant any shares of Company’s or any of the Company Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire, convert into or exchange for any shares of Company’s or any of the Company Subsidiaries’ capital stock or other equity interests;

(vi)          incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any Indebtedness or debt securities of Company or any of the Company Subsidiaries, or assume, guarantee or endorse, or otherwise become responsible for the Indebtedness of any other Person (other than a Company Subsidiary), except (A) to seek any waiver (coupled with any required payment in connection therewith) from the lender(s) under Company’s existing revolving credit facility with respect to any potential cash-trap provisions therein that may reasonably be expected to be triggered; (B) any additional Indebtedness in an amount that, in the aggregate, does not exceed $5,000,000, (D) as set forth on Section 6.1(b)(vi) of the Disclosure Letter and (E) inter-company Indebtedness among Company and any Company Subsidiaries (and for the avoidance of doubt, nothing in the preceding clause (vi) shall prohibit Company or any of the Company Subsidiaries from paying any required amount of Indebtedness when due in accordance with the terms thereof);

(vii)         waive, release or assign any material rights or material claims or make any payment, direct or indirect, of any material liability of Company or any Company Subsidiary before the same comes due in accordance with its terms, other than in the ordinary course of business consistent with past practice or as otherwise permitted by this Section 6.1(b);

(viii)        waive, release, assign, settle or compromise any Action, other than (A) waivers, releases, assignments, settlements or compromises solely with respect to the payment of monetary damages that do not exceed $500,000 in the aggregate or (B) settlements or compromises with respect to Residential Leases in the ordinary course of business consistent with past practice that do not (1) impair in any material respect the related Company Property or (2) involve the payment of monetary damages in excess of $50,000 individually or $500,000 in the aggregate;

(ix)          except as required by applicable Law or as set forth on Section 6.1(b)(ix) of the Disclosure Letter, (A) hire any officer of Company or promote or appoint any Person to a position of officer of Company, (B) increase in any material manner the amount, rate or terms of compensation or benefits of any of Company’s directors, officers or employees not required by any plan or arrangement as in effect on the date hereof, (C) enter into, adopt, amend or terminate any employment, bonus, severance or retirement contract or other compensation or Employee Benefit Plan or Company

Employee Benefit Plan, as applicable, (D) accelerate the vesting or payment of any award under the Company Equity Incentive Plans or of any other compensation or benefits, (E) grant any awards under the Company Equity Incentive Plans or any bonus, incentive, performance or other compensation plan or arrangement; or (F) add any individual as a participant in the Change in Control Severance Plan or enter into any severance and change in control agreements;

(x)           make, change or rescind any material election relating to Taxes, change a method of Tax accounting, amend any income or other material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any closing agreement related to Taxes, request any ruling with respect to Taxes from a Governmental Authority, or surrender any right to claim any Tax refund, except, in each case, (A) to the extent required by Law or (B) to the extent necessary (x) to preserve Company’s qualification as a REIT under the Code or (y) to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xi)          adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, restructuring, recapitalization or bankruptcy reorganization;

(xii)         take any action, or fail to take any action, which action or failure would reasonably be expected to cause Company to (i) fail to qualify as a REIT, or any Company Subsidiary to cease to be treated as a disregarded entity or partnership for U.S. federal income Tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be; or (ii) become liable for U.S. federal income Tax under Section 857(b), 860(c) or 4981 of the Code;

(xiii)        create or suffer to exist any material Lien (other than Permitted Liens) on shares of stock, partnership interests or other equity interests of any Company Subsidiary;

(xiv)        make any loans, advances or capital contributions to, or investments in  any other Person (other than any Company Subsidiary) in excess of $100,000;

(xv)         except pursuant to an existing agreement set forth in Section 6.1(b)(xv) of the Disclosure Letter, acquire (including by merger, consolidation or acquisition of stock or assets) any interest in any Person (or equity interests thereof) or any assets, real property, personal property, equipment, business or other rights (whether by merger, stock purchase, asset purchase or otherwise), other than acquisitions of (A) personal property, equipment and other assets (other than real property) in the ordinary course of business consistent with past practice or (B) real property in the ordinary course of business consistent with past practice that do not individually or in the aggregate exceed $500,000;

(xvi)        except pursuant to an existing agreement set forth in Section 6.1(b)(xvi) of the Disclosure Letter, sell, pledge, dispose of, transfer, lease, license or encumber (other than Permitted Liens) any real property, personal property, equipment or other assets of Company or any Company Subsidiary, other than (A) leases of real property at market rates (other than concessions granted in the ordinary course of business consistent with past practice) pursuant to lease agreements entered in the ordinary course of business consistent with past practice, (B) pledges or encumbrances on assets acquired in compliance with Section 6.1(b)(xv) that are granted in the ordinary course of business consistent with past practice or (C) sales, dispositions or other transfers of (1) any personal property, equipment or other assets (other than real property) of Company or any Company Subsidiary in the ordinary course of business consistent with past practice that do not individually or in the aggregate exceed $500,000 or (2) any real property of Company or any Company Subsidiary in the ordinary course of business consistent with past practice that do not individually or in the aggregate exceed $500,000;

(xvii)       amend, assign, extend, renew or terminate or waive compliance with the terms of, or breaches under, any Company Material Contract (other than, with respect to Company Material Contracts described in clauses (ii), (xi) or (xviii) of Section 4.18(a), in the ordinary course of business consistent with past practice) or enter into any agreement that, if entered into prior to the date of this Agreement, would have been required to be listed in Section 4.18(a) of the Disclosure Letter as a Company Material Contract;

(xviii)      except as may be required as a result of a change in Law or in GAAP after the date of this Agreement (of which Company shall promptly notify Parent), make any material change in any accounting principles or accounting practices;

(xix)        enter into any new line of business; or

(xx)         authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(c)           Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit (i) Company from taking any action after giving written notice to Parent, at any time or from time to time, that in the reasonable judgment of the Company Board, and upon advice of legal counsel to Company, is necessary for Company to avoid or to continue to avoid incurring entity-level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Parent Merger Effective Time, including making dividend or other distribution payments in accordance with Section 7.16 to the Stockholders of Company in accordance with this Agreement or otherwise, or to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be; and (ii) Company LP from taking any action after giving written notice to Parent, at any time or from time to time, as Company LP determines to be necessary to:  (A) be in compliance at all times with all of its obligations under any Company Tax Protection

Agreement, and (B) avoid liability for any indemnification or other payment under any Company Tax Protection Agreement.

Section 6.2            No Control of Other Party’s Business.  Nothing contained in this Agreement shall give the Parent Parties, directly or indirectly, the right to control or direct Company’s or any Company Subsidiary’s operations prior to the Parent Merger Effective Time.  Prior to the Parent Merger Effective Time, Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ respective operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1            Preparation of Proxy Statement; Stockholders’ Meeting.

(a)           As promptly as practicable after the date of this Agreement, Company shall, with the assistance and reasonable cooperation of the Parent, prepare and file the Proxy Statement with the SEC in preliminary form as required by the Exchange Act.  Each of the Parent Parties and the Company Parties shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement.  Neither the Proxy Statement, nor any amendment or supplement thereto, or any other materials used in connection with the Company Stockholder Meeting, shall be filed or disseminated without providing Parent a reasonable opportunity to review and comment thereon, which comments Company shall consider in good faith.  If at any time prior to the Company Stockholder Meeting, any information relating to any of the Parent Parties and the Company Parties or any of their respective Affiliates, directors or officers should be discovered by any Company Party or any Parent Party which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party which discovers such information shall promptly notify the other Party and Company shall promptly file with the SEC an appropriate amendment or supplement describing such information and, to the extent required by applicable Law, disseminate such amendment or supplement to the Stockholders.  Company shall promptly provide Parent with any comments or requests that may be received from the SEC or its staff with respect to the Proxy Statement, the Mergers or any of the other transactions contemplated by this Agreement.  Company will provide Parent with a reasonable opportunity to review and comment on any response thereto, which comments Company shall consider in good faith. Company shall respond promptly to any such comments or requests made by the SEC or its staff with respect to the Proxy Statement, the Mergers or any of the other transactions contemplated by this Agreement. All documents that Company is responsible for filing with the SEC in connection with the Mergers will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder.

(b)           As promptly as practicable after the date of this Agreement and, thereafter, upon Parent’s written request (though not more frequently than weekly), Company shall run a broker search for a deemed record date 20 Business Days after the date of such search.  Subject to Section 7.4, Company shall, not later than the earlier of (x) the SEC’s clearance of the Proxy Statement for mailing the Stockholders and (y) receiving notification that the SEC is not reviewing the preliminary Proxy Statement, take all commercially reasonable actions in accordance with applicable Law, the Company Charter and Company Bylaws and the rules of the NYSE to (i) establish the earliest reasonably practicable record date for a meeting of the Stockholders (the “Record Date”), (ii) duly call, give notice of, convene and hold a special meeting of the Stockholders on the earliest reasonably practicable date (including any adjournment or postponement thereof, the “Company Stockholder Meeting”) for the purpose of obtaining the Company Stockholder Approval and (iii) file with the SEC, and mail to the Stockholders as of the Record Date, the definitive Proxy Statement.  Without the prior written consent of Parent, the approval of the Parent Merger and the other transactions contemplated by this Agreement shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Stockholders in connection with the approval of the Parent Merger and the other transactions contemplated by this Agreement) that Company shall propose to be acted on by the Stockholders at the Company Stockholder Meeting.  Company shall solicit from the Stockholders proxies in favor of the approval of the Parent Merger and the other transactions contemplated by this Agreement in accordance with applicable Law and, unless the Company Board has effected a Change in Company Recommendation as permitted by Section 7.4, the Proxy Statement shall include the Company Recommendation and Company shall use its commercially reasonable efforts to secure the Company Stockholder Approval at the Company Stockholder Meeting.  Company shall cooperate with and keep Parent reasonably informed on a reasonably current basis regarding its solicitation efforts and voting results following dissemination of the definitive Proxy Statement. Company may adjourn or postpone the Company Stockholder Meeting after consultation with Parent (i) to the extent necessary to ensure that any supplement or amendment to the Proxy Statement required pursuant to Section 7.1(a) is provided to the Stockholders in compliance with applicable Law, (ii) if as of the time for which the Company Stockholder Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholder Meeting or (iii) for a single period not to exceed ten (10) Business Days, to solicit additional proxies if necessary to obtain the Company Stockholder Approval; provided, however, that in no event shall all such adjournments or postponements be for more than the later of 30 days in the aggregate or three (3) Business Days prior to the Outside Date and, unless (and only to the extent) required by applicable Law, the Record Date may not be changed without Parent’s prior written consent.

(c)           Notwithstanding any Change in Company Recommendation, Company shall nonetheless submit the Parent Merger and the other transactions contemplated by this Agreement to the Stockholders for approval at the Company Stockholders Meeting unless this Agreement is terminated in accordance with Article IX prior to the Company Stockholder Meeting.

(d)           The Parent Parties shall vote, or cause to be voted, all of the shares of Company Common Stock then beneficially owned as of the Record Date by it, any Parent Party or any of their respective Affiliates in favor of the adoption of this Agreement.

Section 7.2            Access to Information.  During the Interim Period, and to the extent permitted by applicable Law, Company shall, and shall cause each of the Company Subsidiaries, respectively, to, afford to each Parent Party and to their respective Representatives reasonable access during normal business hours and upon reasonable advance notice to all of its respective properties, offices, books, contracts, personnel and books and records and, during such period, Company shall, and shall cause each of the Company Subsidiaries to, (i) furnish as promptly as practicable to the Parent Parties a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of U.S. federal or state securities Laws and (ii) furnish as promptly as practicable all other information (financial or otherwise) concerning its business, properties and personnel as Parent may reasonably request.  No representation or warranty as to the accuracy of information provided pursuant to this Section 7.2 by any Company Party, or their respective Affiliates and Representatives, is made and no Parent Party may rely on the accuracy of such information except to the extent expressly set forth in the representations and warranties included in Article IV.  Notwithstanding the foregoing, Company shall not be required by this Section 7.2 to provide any Parent Party or its Representatives with access to, or to disclose, information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (if Company has used commercially reasonable efforts to obtain permission or consent of such third party to such disclosure), (B) the disclosure of which would violate any Law or legal or contractual duty of any Company Party or any of their respective Representatives, (C) that is subject to any attorney-client, attorney work product or other legal privilege or (D) if it reasonably determines in good faith that any such access is reasonably likely to materially impair such Company Party’s business or operations; provided, that that Company shall use commercially reasonable efforts to allow for the fullest access or disclosure possible in a manner that does not result in triggering any of the prohibitions set out in clauses (A) through (D).  For the avoidance of doubt, with respect to clause (D), “commercially reasonable efforts” of Company shall include, as is reasonably practicable, designating any such materials that are reasonably likely to materially impair such Company Party’s business or operations as “outside counsel only” or “outside accounting firm only.”  Such materials and the information contained therein shall be given only to Parent’s outside counsel or accounting firm, as the case may be, and will not be disclosed by such outside counsel or accounting firm to employees, officers, or directors of Parent without the prior written consent of Company.  Prior to the Parent Merger Effective Time, each of the Parent Parties shall not, and shall cause their respective Representatives and Affiliates not to, contact or otherwise communicate with parties with which any Company Party has a business relationship regarding the business of such Company Party or this Agreement and the transactions contemplated hereby without giving prior notice to Company.

Section 7.3            Commercially Reasonable Efforts.

(a)           Subject to the terms and conditions of this Agreement, each of the Parties hereto shall use its respective commercially reasonable efforts (subject to, and in accordance with, applicable Law) to take, or cause to be taken, all actions and to do promptly, or cause to be done promptly, and to assist and cooperate with each other in doing, all things necessary, proper or advisable under applicable Law to consummate and make effective, as promptly as practicable, the Mergers and the other transactions contemplated by this Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Mergers and the other transactions contemplated by this Agreement.  In furtherance and not in limitation of the foregoing, subject to the terms and conditions of this Agreement, each of the Parties hereto agrees to use its commercially reasonable efforts to (i) cooperate with the other Party in determining which filings are required to be made prior to the Closing with, and which consents, clearances, approvals, permits or authorizations are required to be obtained prior to the Closing from, any Governmental Authority in connection with the execution and delivery of this Agreement and the consummation of the Mergers and the other transactions contemplated hereby and in timely making all such filings, (ii) promptly furnish the other Party, subject, in appropriate cases, to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, with such information and reasonable assistance as such other Party and its Affiliates may reasonably request in connection with their preparation of necessary filings, registrations and submissions of information to any Governmental Authority with respect to this Agreement or the transactions contemplated hereby, (iii) supply as promptly as practicable and to the extent necessary any additional information and documentary material that may be requested pursuant to any applicable Laws by any Governmental Authority and (iv) take or cause to be taken all other actions necessary, proper or advisable to obtain applicable clearances, consents, authorizations, approvals or waivers and cause the expiration or termination of the applicable waiting periods with respect to the Mergers under any applicable Laws as promptly as practicable and, in any event, no later than the Outside Date.

(b)           Subject to the terms and conditions of this Agreement, each of the Parties hereto shall, in connection with the efforts referenced in Section 7.3(a), use its commercially reasonable efforts to:  (i) cooperate in all respects with each other in connection with any investigation or other inquiry, including any proceeding initiated by a private party with respect to this Agreement or the transactions contemplated hereby; (ii) promptly notify the other Party of any communication concerning this Agreement or any of the transactions contemplated hereby to that Party from or with any Governmental Authority and consider in good faith the views of the other Party and keep the other Party reasonably informed of the status of matters related to the transactions contemplated by this Agreement, including furnishing as promptly as practicable the other Party with copies of any written notices or other communications received by such Party from, or given by such Party to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other Party to review in draft any proposed written communication to be submitted by it to any Governmental Authority with reasonable time and opportunity to comment, and consult with each other in advance of any in-

person or telephonic meeting or conference with any Governmental Authority or, in connection with any proceeding by a private party with respect to this Agreement or the transactions contemplated hereby, with any other Person, and, to the extent permitted by the applicable Governmental Authority or Person, not agree to participate in any meeting or discussion with any Governmental Authority relating to any filings or investigations concerning this Agreement or any of the transactions contemplated hereby unless it consults with the other Party and its Representatives in advance and invites the other Party’s Representatives to attend in accordance with applicable Laws.  The Parties may, as advised by outside counsel, designate competitively sensitive information provided to the other under this Section 7.3 as “outside counsel only.”  Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the Party providing such materials.

(c)           In furtherance and not in limitation of the foregoing, subject to the terms and conditions of this Agreement, each of the Parties hereto shall (i) use its commercially reasonable efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Laws, including defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby (including seeking to have any stay, temporary restraining order or preliminary injunction entered by any court or other Governmental Authority vacated or reversed), and (ii) take, or cause to be taken, all such further commercially reasonable actions as may be necessary to resolve such objections, if any, as any Governmental Authority or any other Person may assert under any Law with respect to the Mergers and the other transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Law so as to enable the Closing to occur as promptly as reasonably practicable and, in any event, no later than the Outside Date.

(d)           Each of the Parties shall, if any takeover statute becomes applicable to this Agreement, the Mergers, or any other transactions contemplated hereby or thereby, grant approvals and use all commercially reasonable efforts to ensure that the Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby or thereby and otherwise to minimize the effect of such takeover statute on this Agreement, the Mergers and the other transactions contemplated hereby.

Section 7.4            Acquisition Proposals; Changes in Recommendation.

(a)           Company agrees that it shall not, nor shall it permit any of the Company Subsidiaries to, authorize or permit any of its officers, directors or employees to, and shall use its commercially reasonable efforts to cause its and the Company Subsidiaries’ other Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer by or with a Third Party with respect to any Acquisition Proposal, (ii) engage in any discussions or negotiations concerning, or provide any non-public information to any Third Party in connection with, or for the purpose of, encouraging or facilitating any Acquisition Proposal or the making of any proposal or offer that could reasonably be expected to lead to any Acquisition Proposal or

(iii) enter into any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement with any Third Party providing for any Acquisition Proposal (each, an “Acquisition Agreement”).

(i)            Notwithstanding anything in this Agreement to the contrary, Company and its Representatives shall be permitted to take the following actions, prior to receipt of the Company Stockholder Approval, in response to an unsolicited bona fide written Acquisition Proposal by any Person made after the date of this Agreement (provided that the Acquisition Proposal by such Person did not result from a breach of this Section 7.4):  (A) contact such Person or group of Persons solely to clarify the terms and conditions thereof and (B) if the Company Board concludes in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal either constitutes or would be reasonably likely to lead to a Superior Proposal, (I) engage in or otherwise participate in discussions and negotiations with such Person and its Representatives regarding such Acquisition Proposal and (II) provide any information or data (including non-public information or data) to the Person who made such Acquisition Proposal, but only after entering into an Acceptable Confidentiality Agreement with such Third Party.  Company shall promptly (and in any event within forty-eight (48) hours) provide Parent with a copy of any nonpublic information or data provided to a Third Party pursuant to the prior sentence to the extent such nonpublic information or data has not been previously provided to Parent.

(ii)           Company will (A) advise Parent in writing of the receipt of any Acquisition Proposal, the material terms and conditions thereof (including, if applicable, providing copies of any written Acquisition Proposal and drafts of proposed agreements related thereto) and the identity of any person making such Acquisition Proposal on a prompt basis (and in any event within forty-eight (48) hours) and (B) promptly (and in any event within forty-eight (48) hours thereafter) notify Parent of any changes to the financial and other material terms and conditions of any Acquisition Proposal and otherwise keep Parent reasonably informed of any material changes to the status of any such Acquisition Proposal, including by providing copies of all proposals, offers and drafts of proposed agreements related thereto.

(iii)          Except as provided in Section 7.4(b)(iv) or Section 7.4(b)(v), the Company Board shall not (A) withhold, withdraw, qualify or modify in any manner adverse to Parent, or propose publicly to withhold, withdraw, qualify or modify in any manner adverse to Parent, the Company Recommendation, (B) adopt, authorize, approve or recommend (or publicly propose or announce its intention to adopt, authorize, approve or recommend) any Acquisition Proposal, (C) fail to include the Company Recommendation in the Proxy Statement  (any action set forth in the foregoing clauses (A) through (C), a “Change in Company Recommendation”) or (D) authorize, cause or permit Company or any Company Subsidiary to enter into any letter of intent, agreement in principle, merger agreement or any other agreement with respect to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or requiring Company or Company LP to abandon, terminate or fail to consummate the transactions contemplated by this Agreement.

(iv)          Notwithstanding anything in this Agreement to the contrary, with respect to an Acquisition Proposal, the Company Board may, prior to receipt of the Company Stockholder Approval, make in writing a Change in Company Recommendation (and in the event that the Company Board determines such Acquisition Proposal to be a Superior Proposal, in accordance with this Section 7.4, terminate this Agreement in writing pursuant to Section 9.1), if and only if (A) an unsolicited bona fide written Acquisition Proposal (provided that the Acquisition Proposal did not result from a breach of this Section 7.4) is made to Company and is not withdrawn, (B) the Company Board has concluded in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (C) the Company Board has concluded in good faith (after consultation with its outside legal counsel) that failure to do so would reasonably be expected to be inconsistent with their fiduciary duties under applicable Law, (D) three (3) Business Days (the “Notice Period”) shall have elapsed since Company has given written notice to Parent advising it that Company intends to take such action and specifying in reasonable detail the reasons therefor, including the identity of the person making such Acquisition Proposal, material terms and conditions of any such Superior Proposal that is the basis of the proposed action, including, if applicable, copies of any written proposals or offers and any proposed agreements related thereto (a “Notice of Recommendation Change”), which Notice of Recommendation Change or intention shall not be deemed a Change in Company Recommendation for any purpose of this Agreement, (E) during such Notice Period, Company has considered and, at the reasonable request of Parent, engaged in good faith discussions with Parent regarding any adjustment or modification of the terms of this Agreement proposed by Parent, and (F) the Company Board, following such Notice Period, again concludes in good faith (after consultation with its outside legal counsel and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent) that the failure to do so would reasonably be expected to be inconsistent with their fiduciary duties under applicable Law and that such Acquisition Proposal continues to constitute a Superior Proposal; provided, however, that if, during the Notice Period, any material revisions are made to the Superior Proposal by such Third Party, Company, shall promptly give a new written notice to Parent and shall comply in all respects with the requirements of this Section 7.4(a)(iv), which shall apply anew, with respect to such new written notice (provided, however, that in this instance the Notice Period shall be two (2) Business Days instead of three (3) Business Days).

(v)           Notwithstanding anything in this Agreement to the contrary, in circumstances not involving or relating to an Acquisition Proposal, the Company Board may, prior to receipt of the Company Stockholder Approval, make a Change in Company Recommendation if and only if (A) an Intervening Event has occurred or arisen, (B) the Company Board has first reasonably determined in good faith (after consultation with outside legal counsel) that failure to do so would be inconsistent with their fiduciary duties under applicable Law, (C) three (3) Business Days (the “Intervening Event Notice Period”) shall have elapsed since Company has given a Notice of Recommendation Change (which Notice of Recommendation Change or intention shall not be deemed a Change in Company Recommendation for any purpose of this

Agreement) to Parent advising that Company intends to take such action and specifying in reasonable detail the reasons therefor, (D) during such Intervening Event Notice Period, Company has considered and, at the reasonable request of Parent, engaged in good faith discussions with Parent regarding any adjustment or modification of the terms of this Agreement proposed by Parent and (E) the Company Board proposing to take such action, following such Intervening Event Notice Period, again reasonably determine in good faith (after consultation with its outside legal counsel, and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent) that failure to do so would reasonably be expected to be inconsistent with their fiduciary duties under applicable Law.

(vi)          Nothing contained in this Section 7.4 shall prohibit the Company Board, directly or indirectly, from (A) taking and disclosing to its Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to its stockholders in connection with the making or amendment of a tender offer or exchange offer) or from making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act, (B) making any other disclosure to its Stockholders with regard to the transactions contemplated by this Agreement or an Acquisition Proposal that the Company Board determines (after consultation with its outside legal counsel) is reasonably required by applicable Law or (C) issuing a “stop, look and listen” statement pending disclosure of its position thereunder; provided, however, that, in each case, no such action or disclosure that would constitute a Change in Company Recommendation shall be permitted, made or taken other than in compliance with Section 7.4(b)(iv) or Section 7.4(b)(v).

(b)           Company agrees that (i) it will and will cause the Company Subsidiaries, and its and their Representatives to, cease immediately and terminate any and all existing activities, discussions or negotiations with any Third Parties conducted heretofore with respect to any Acquisition Proposal and cause such Third Party to return to Company any nonpublic information or data provided to it and (ii) it will not release any Third Party from, or terminate, waive, amend or modify any provisions of, any confidentiality or standstill agreement to which it or any Company Subsidiary is a party with respect to any Acquisition Proposal; provided, however, that the Company Board may, to the extent the Company Board concludes in good faith (after consultation with its outside legal counsel) that the failure to do so would reasonably be expected to be inconsistent with their fiduciary duties under applicable Law, release any Third Party from its standstill obligations solely for purposes of enabling such Third Party to confidentially submit to the Company Board an Acquisition Proposal.

(c)           References in this Section 7.4 to the Company Board shall mean the board of directors of Company or any duly authorized committee thereof.

Section 7.5            Public Announcements.  Except with respect to any Change in Company Recommendation or any action taken by Company or the Company Board pursuant to and in accordance with Section 7.4, so long as this Agreement is an effect, the Parties hereto shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement, and none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the other Parties’ consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that a Party may, without obtaining the other Parties’ consent, (a) issue such press release or make such public statement or filing as may be required by Law, Order or the applicable rules of any stock exchange if for any reason it is not reasonably practicable to consult with the other Party before making any press release, public statement or filing with respect to this Agreement or any of the transactions contemplated by this Agreement and (b) issue press releases or make public statements to the extent that the substance of such press release or public  statements was previously publicly disclosed and subject to the foregoing requirements.

Section 7.6            Indemnification; Directors’ and Officers’ Insurance.

(a)           Without limiting any additional rights that any manager, director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification or similar agreement, or under the Company Charter, the Company Bylaws, the Company LP Agreement or, if applicable, similar organizational documents (including any limited liability company agreement or partnership agreement) or agreements of any Company Subsidiary (including any successor entities) (collectively, the “Organizational Documents”) or this Agreement, from and after the Parent Merger Effective Time, the Surviving Company (the “Indemnifying Party”) shall, and Ultimate Parent shall cause the Indemnifying Party to, for a period of six (6) years from the Parent Merger Effective Time:  (i) indemnify and hold harmless each person who is at the date hereof, was previously, or is during any of the period from the date hereof through the date of the Parent Merger Effective Time, serving as a manager, director or officer of Company or any of the Company Subsidiaries and acting in such capacity (collectively, the “Indemnified Parties”) to the fullest extent authorized or not prohibited by applicable Law, as now or hereafter in effect, in connection with any Claim and any losses, damages, liabilities, costs, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such Claim; and (ii) promptly (in any event within ten (10) Business Days after any request for payment or advancement, as applicable) pay on behalf of, or advance to, each of the Indemnified Parties, to the fullest extent authorized and not prohibited by applicable Law, as now or hereafter in effect, any documented Claim Expenses reasonably incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim in advance of the final disposition of such Claim, including, upon request by the Indemnified Party, payment on behalf of or advancement to the Indemnified Party of reasonable Claim Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such Claim, in each case without the requirement of any bond or other security, but subject to Parent’s receipt of an undertaking by or on behalf of such Indemnified Party to repay all such amounts if it is ultimately determined under applicable Laws or any of the Organizational Documents that such Indemnified Party is not entitled to be indemnified; provided, that (x) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); and (y) except for legal counsel engaged for one or more Indemnified Parties on the date hereof, the Indemnifying Party shall not be obligated under this Section 7.6(a) to pay the fees and expenses of more than one legal counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single Claim except to the extent that, on the advice of any such Indemnified Party’s counsel, two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action.  The indemnification and advancement obligations of the Indemnifying Party pursuant to this Section 7.6(a) shall extend to acts or omissions occurring at or before the Parent Merger Effective Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement, the Mergers and the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to a person who has ceased to be a manager, director or officer of Company or any of the Company Subsidiaries after the date hereof and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives.  As used in this Section 7.6(a):  (A) the term “Claim” means any threatened, asserted, pending or completed Action or inquiry, whether civil, criminal, administrative, investigative or otherwise, including any arbitration or other alternative dispute resolution mechanism, and whether instituted by any Party hereto, any Governmental Authority or any other Person arising out of or pertaining to matters that relate to such Indemnified Party’s duties (including with respect to any acts or omissions occurring in connection with the approval of this Agreement, the Mergers and the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim relating thereto) or service as a manager, director or officer of Company or, any of the Company Subsidiaries; and (B) the term “Claim Expenses” means reasonable documented attorneys’ fees and all other reasonable costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim, including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party as contemplated in this Section 7.6.

(b)           Without limiting the foregoing, the Parent Parties agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Partnership Merger Effective Time now existing in favor of the current or former manager, directors or officers of Company or any of the Company Subsidiaries as provided in the Organizational Documents and indemnification or similar agreements of Company shall survive the Parent Merger and shall continue in full force and effect in accordance with their terms.  Subject to any limitations imposed by applicable Law, for a period of six (6) years from the Parent Merger Effective Time, (i) the Parent Parties shall cause the Surviving Company and the Company Subsidiaries to honor and fulfill in all respects the obligations of the Surviving Company and the Company Subsidiaries to the Indemnified Parties under the Organizational Documents and any indemnification or similar agreement of Company or any Company Subsidiary entered into prior to the Parent Merger Effective Time and (ii) the charter and bylaws and the limited partnership agreement or other organizational documents (including any limited liability company agreement or partnership agreement) of the Parent Parties and the Parent

Subsidiaries (including any successor entities) and the organizational documents of any applicable Company Subsidiary (including any limited liability company agreement or limited partnership agreement) shall contain provisions no less favorable to the Indemnified Parties with respect to indemnification, advancement of expenses and limitations on liability of directors and officers than are set forth in the Organizational Documents, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Parent Merger Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Parent Merger Effective Time, were Indemnified Parties, unless required by applicable Law and then only to the minimum extent required by applicable Law.

(c)           Prior to the Parent Merger Effective Time, Company shall obtain and fully pay the premium for, and the Parent Parties shall cause to be maintained in full force and effect (and the obligations under to be honored), during the six (6) year period beginning on the date of the Parent Merger Effective Time, a “tail” prepaid insurance policy or policies (which policy or policies by their respective express terms shall survive the Mergers) from Company’s current insurance carrier or an insurance carrier with the same or better credit rating as Company’s current insurance carrier, of at least the same coverage and amounts and containing terms and conditions, retentions and limits of liability that are no less favorable in the aggregate to the managers, directors and officers of Company or any of the Company Subsidiaries as Company’s and the Company Subsidiaries’ existing policy or policies, for the benefit of the current and former managers, directors and officers of Company and each Company Subsidiary with a claims reporting or discovery period of six (6) years from the Parent Merger Effective Time with respect to directors’ and officers’ liability insurance for Claims arising from facts or events that occurred on or prior to the Parent Merger Effective Time; provided, however, that in no event shall the aggregate premium payable for such “tail” insurance policy for its entire period exceed an amount equal to 300% of the current annual premium paid by Company for such insurance (such amount being the “Maximum Premium”).  If Company is unable to obtain the “tail” insurance described in the first sentence of this Section 7.6(c) for an amount equal to or less than the Maximum Premium, Company shall be entitled to obtain as much comparable “tail” insurance as possible for an amount equal to the Maximum Premium.  If Company is unable to, or does not, obtain and fully pay the premium for such “tail” insurance contemplated in the two preceding sentences, the Parent Parties shall obtain and fully pay the premium for and maintain in full force and effect (and honor the obligations under), during the six (6) year period beginning on the date of the Parent Merger Effective Time, a “tail” insurance policy or policies (which policy or policies by their respective express terms shall survive the Mergers) from Company’s current insurance carrier or an insurance carrier with the same or better credit rating as Company’s current insurance carrier, of at least the same coverage and amounts and containing terms and conditions, retentions and limits of liability that are no less favorable in the aggregate to managers, directors and officers of Company or any of the Company Subsidiaries as Company or any of the Company Subsidiaries’ existing policy or policies for the benefit of the current and former directors and officers of Company or any Company Subsidiary with a claims reporting or discovery period of six (6) years from the Parent Merger Effective Time; provided, however, that in no event shall the Parent Parties be required to pay more than the Maximum Premium as the aggregate premium for such “tail” insurance policies for its entire period, in which case the Parent Parties will obtain as much comparable “tail” insurance as possible for an amount equal to the Maximum Premium.

(d)           If any of the Parent Parties or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving company, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Ultimate Parent, Parent or Parent LP, as applicable, shall assume the obligations set forth in this Section 7.6.

(e)           The Parent Parties shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 7.6; provided, however, that such Indemnified Party provides an undertaking to repay such expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Person is not legally entitled to indemnification under Law.

(f)            The provisions of this Section 7.6 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party and other Person referred to in this Section 7.6 (who are intended to be third party beneficiaries of this Section 7.6), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of the Parent Parties and the Company Parties, and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including the successors, assigns and heirs) affected thereby.  The agreements and covenants provided for by this Section 7.6, including with respect to indemnification, exculpation and insurance, shall be in addition to, and not in substitution for or in exclusion of, any other rights to indemnification, exculpation or insurance which an Indemnified Party and other Person referred to in this Section 7.6 is entitled, whether pursuant to applicable Law, contract or otherwise.  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Company or the Company Subsidiaries or their respective directors, officers and other employees, it being understood and agreed that the indemnification provided for in this Section 7.6 is not prior to, or in substitution for, any such claims under any such policies.

Section 7.7            Financing.

(a)           Subject to the terms and conditions of this Agreement, the Parent Parties shall use their respective reasonable best efforts to (i) obtain the Financing on the terms and conditions described in the Financing Commitments, (ii) maintain in effect the Financing Commitments until the Mergers and other transactions contemplated by this Agreement are consummated (or, with respect to the BD Financing Commitment, until the earlier consummation of the BD Financing), (iii) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of, and funding under, the Financing Commitments applicable to the Parent Parties that are within their respective control, and (iv) draw upon and consummate the Financing substantially concurrently with, at or prior to the Parent Merger Effective Time.  None of the Parent Parties shall agree to, or permit any amendments or modifications to, or grant any waivers of, any condition or other provision under the Financing Commitments or the Alternative Financing Agreements (as defined below), as applicable, without the prior written consent of Company (which consent shall not be unreasonably withheld, conditioned or delayed), except where such amendments, modifications or waivers would not reasonably be expected to (i) result in the aggregate proceeds of the Financing (as amended or modified) being insufficient for the Parent Parties to pay (1) the Merger Consideration, Preferred Merger Consideration  and Company OP Unit Consideration and (2) any other amounts required to be paid in connection with the consummation of the transactions upon the terms and conditions contemplated by this Agreement or (ii) (1) prevent or materially delay the ability of the Parent Parties to consummate the Mergers or the other transactions contemplated hereby or (2) adversely impact in any material respect the ability of the Parent Parties to enforce their respective rights against the other parties to the Financing Commitments or the Alternative Financing Documents, as applicable.  Without limiting the generality of the foregoing, neither of the Parent Parties shall release or consent to the termination of the obligations of the Debt Financing Source(s) under the Debt Financing Commitments, the BD Investors under the BD Financing Commitments, or the comparable parties under the Alternative Financing Agreements, as applicable, except as expressly contemplated hereby.  In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Commitments, Parent shall promptly so notify Company and shall use its reasonable best efforts to amend or modify the Financing Commitments and/or arrange and obtain as promptly as practicable following the occurrence of such event alternative financing on terms and conditions no less favorable, in the aggregate, to the Parent Parties, than those contained in the Financing Commitments (“Alternative Financing” which upon being entered into shall be deemed the “Debt Financing”) from alternative sources (“Alternative Financing Source” which upon the entering into of the Alternative Financing shall be deemed “Debt Financing Sources”), so long as the aggregate proceeds of the Financing and, if applicable, the Alternative Financing are sufficient to pay such amounts as are required to consummate the transactions upon the terms and conditions herein.  Parent shall deliver to Company true and complete copies of all contracts or other arrangements pursuant to which any Alternative Financing Source shall have committed to provide the Alternative Financing (the “Alternative Financing Agreements” which upon being entered into shall be deemed the “Debt Financing Commitments”) as promptly as practicable after execution.  To the extent the Alternative Financing has been arranged, and subject to the terms and conditions of this Agreement, each of the Parent Parties shall use its reasonable best efforts to (i) obtain such financing on the terms and conditions described in the Alternative Financing Agreements, (ii) maintain in effect the Alternative Financing Agreements until the Mergers and other transactions contemplated by this Agreement are consummated; (iii) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing and funding of the Alternative Financing Agreements as applicable to the Parent Parties that are within their control, and (iv) draw upon and consummate the Alternative Financing at or prior to the Parent Merger Effective Time.

(b)           Parent shall (i) prior to the Parent Merger Effective Time, give Company prompt written notice (A) upon becoming aware of any material breach of any provision of, or termination by any party to, the Financing Commitments or, as applicable, any Alternative

Financing Agreements, or (B) upon the receipt of any written notice or other written communication from any Person with respect to any threatened breach or threatened termination by any party to the Financing Commitments or Alternative Financing Agreements, as applicable, and (ii) prior to the Parent Merger Effective Time, otherwise keep Company reasonably informed of the status of the Parent Parties’ efforts to arrange and maintain the Financing or any Alternative Financing.

(c)           The Parent Parties shall, and shall cause their Parent Subsidiaries to, at all times after consummation of the BD Financing and prior to the Parent Merger Effective Time, maintain cash on hand and/or unused revolving availability under their existing revolving credit facility of no less than $75,000,000 in the aggregate.

(d)           Each of the Parent Parties acknowledges and agrees that the obtaining of the Financing (including any Debt Financing, BD Financing or Alternative Financing) is not a condition to the Closing, and reaffirms its obligation to consummate the Mergers and other transactions contemplated hereby irrespective and independent of the availability of the Financing, subject to the applicable conditions set forth in Article VIII.

Section 7.8            Financing Cooperation.

(a)           Prior to the Parent Merger Effective Time, Company shall use reasonable best efforts to provide to the Parent Parties, and shall cause each of the Company Subsidiaries to use reasonable best efforts to and shall use reasonable best efforts to cause its Representatives to provide to the Parent Parties (in each case at the sole cost and expense of the Parent Parties), all cooperation reasonably requested by the Parent Parties, or their Representatives, in connection with the arrangement of the Financing, or, if applicable, the Alternative Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Company and the Company Subsidiaries), which cooperation shall include, at the request of any Parent Party, Debt Financing Source or, if applicable, BD Investors or Alternative Financing Source, the following:

(i)            entering into, or assisting any Parent Party in connection with its entering into, any customary agreements to pledge, guarantee, grant security interests in, and otherwise grant Liens on, the assets of Company or the Company Subsidiaries  and delivering such officer’s and other certificates (except for any certificate with respect to the eligibility of any Company Properties to be included for any purposes (including as security)) as reasonably required by the Financing Sources, or, if applicable, the Alternative Financing Source, including customary authorization letters, in each case, on terms reasonably satisfactory to Parent and the Debt Financing Sources or, if applicable, the Alternative Financing Sources (provided that no such definitive documents shall be effective until the Parent Merger Effective Time);

(ii)           causing each bank or other financial institution having a deposit or other similar account of any Company or a Company Subsidiary, and each existing lender under the Existing Company Indebtedness that is party to any deposit account control agreement or other similar agreement related to such account, to negotiate and execute documentation to (a) assign, transfer or close any such account (and, in connection with any such assignment or transfer, causing the appropriate individuals of the applicable Parent Party to be added as authorized signatories with respect to such account), (b) amend, restate, assign, terminate or replace any such deposit account control agreement or similar agreement, and/or (c) if necessary, to place into effect new payment direction for any applicable tenants, in each case, as directed by the Parent Parties (provided that no such action, documentation or direction, as applicable, shall be effective until the Parent Merger Effective Time);

(iii)          causing new deposit accounts with respect to the Company Properties to be opened, deposit account control agreements with respect thereto to be entered into by the appropriate parties, and, as applicable, new payment direction letters to be delivered to the applicable tenants in connection therewith (provided that no such action, documentation or direction shall be effective, and no such delivery shall be made, until the Parent Merger Effective Time);

(iv)          providing the Parent Parties and their Financing Sources as promptly as practicable with financial, operational, legal, and other pertinent information with respect to Company, the Company Subsidiaries and the Company Properties as reasonably required by the Parent Parties and the Financing Sources, or, if applicable, the Alternative Financing Source, in connection with the Financing (including with respect to the BD Financing, in connection with Ultimate Parent’s response to any inquiries or comments received from the Ontario Securities Commission in connection with the filing of the Offering Document), or, if applicable, the Alternative Financing;

(v)           making Company’s and Company Subsidiaries’ executive officers, other senior employees and Representatives reasonably available to assist the Financing Sources, or, if applicable, the Alternative Financing Sources, in connection with providing the Financing, or, if applicable, the Alternative Financing, including making available Company’s and the Company Subsidiaries insurance brokers and causing Company’s and the Company Subsidiaries’ auditors to participate in oral due diligence sessions to take place in connection with the BD Financing, in each case upon reasonable advance written notice from Parent and except as may reasonably interfere with such officers or employees performance of their customary employment duties;

(vi)          cooperating with Ultimate Parent in connection with obtaining customary deliverables which may be reasonably necessary in connection with the BD Financing, including to cause its auditors to deliver a “long form” comfort letter dated the date of the Offering Document (and brought forward to the closing of the BD Financing) addressed to Ultimate Parent and the underwriters of the BD Financing, as well as a consent letter to the applicable regulatory authorities for the inclusion of Company’s audited consolidated financial statements as at and for the year ended December 31, 2016 in the Offering Document, in a form and substance as is customarily given to underwriters and such regulatory authorities, as the case may be, in an underwritten public offering in Canada;

(vii)         providing to the Debt Financing Source(s) or, if applicable, the BD Investors or Alternative Financing Source, promptly and, in any event, at least ten (10) Business Days’ prior to the Closing Date (or, the case of the BD Financing, the closing date of the BD Financing), with all documentation and other information which Financing Sources have determined is required under applicable “know your customer” and/or anti-money laundering rules and regulations applicable to it;

(viii)        causing the delivery to the Parent Parties (or, at the direction of the Parent Parties, the Debt Financing Source(s) or, if applicable, the BD Investors or Alternative Financing Source) of (A) customary unconditional payoff letters, (B) original promissory notes evidencing the Company Indebtedness and original certificates evidencing ownership interests in any Company Subsidiary (whether pledged or unpledged), (C) UCC-3 termination statements with respect to all UCC financing statements and (D) executed terminations of any and all mortgages, deeds of trust and collateral assignments of leases and rents and any other collateral assignments or pledge agreements, in each case, related to the Existing Company Indebtedness, and (E) any terminations of security interests or Lien releases that, in the reasonable discretion of the Parent Parties, are necessary to evidence and effect the termination or release of security interests and Liens encumbering the Company Properties, the assets of and/or the interests in Company and/or the Company Subsidiaries related to the Existing Company Indebtedness (provided that in the cases of clauses (B), (C), (D) and (E) above, no such delivery will be made and no such termination documents will be effective, filed or recorded, as applicable, until the Parent Merger Effective Time);

(ix)          forming one or more entities (if necessary, as a Company Subsidiary prior to the Closing Date), which shall satisfy the special purpose entity restrictions required by the Debt Financing Sources (the “Required SPE Covenants”), for the purpose of transferring one or more of the Company Properties to such entity(ies), or amending the existing operating agreement of any Company Subsidiary to include the Required SPE Covenants (provided that no such transfer or amendment shall be effective until the Parent Merger Effective Time);

(x)           conveying certain of the Company Properties to one or more newly formed entities, the operating agreements of which contain the Required SPE Covenants, and, in connection therewith, executing and, if necessary, recording deeds, assignments, affidavits or other documentation as may be reasonably required to effect any such conveyance (provided that no such action shall be effective until the Parent Merger Effective Time);

(xi)          in connection with the acquisition of any real property permitted to be acquired by Company or any Company Subsidiary during the Interim Period, causing such acquisition to be made by a newly formed Company Subsidiary the operating agreement of which contains the Required SPE Covenants;

(xii)         providing one or more certificates executed by authorized representatives of each Company Subsidiary that owns or leases real property in respect of the Existing

Company Indebtedness, or owns the ownership interests in such property owning or leasing entities, to the Parent Parties with respect to customary “recycled special purpose entity” provisions (it being understood that certification of compliance with separateness covenants shall be consistent with the covenants set forth in the Existing Company Indebtedness);

(xiii)        cooperating with the Parent Parties to rectify any defects or deficiencies in the title of any Company Property, any lease thereof, or any other due diligence materials related to any Company Property, including any such materials delivered to or obtained by any Debt Financing Source; and

(xiv)        otherwise cooperating with the Parent Parties to satisfy the conditions precedent to the Financing to the extent within the control of Company and/or the Company Subsidiaries;

provided, that, in each case, (1) Company shall not be required to pay any commitment or other similar fee or incur any other liability or expense in connection with the Financing, or, if applicable, the Alternative Financing, prior to the Parent Merger Effective Time, (2) the pre-Closing Company Board and the directors, managers and general partners of the Company Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained, (3) none of Company or any Company Subsidiaries shall be required to execute any definitive financing documents that would become effective at any time prior to the Parent Merger Effective Time and does not terminate without liability to the Company or any Company Subsidiary upon termination of this Agreement, including any credit or other agreements, pledge documents or security documents in connection with the Financing, (4) neither Company nor any Company Subsidiary shall be required to take any action that would (I) unreasonably interfere with the ongoing operations of Company and the Company Subsidiaries, (II) cause any representation or warranty in this Agreement to be breached, (III) cause any director, officer or employee of Company or any of the Company Subsidiaries to incur any personal liability, (IV) conflict with the organizational documents of Company or any Company Subsidiary or any Laws or (V) result in the contravention of, or that could reasonably be expected to result in a violation or breach of, or a default under, any contract to which Company or any Company Subsidiary is a party (including the financing documentation for the Existing Company Indebtedness) and (5) none of Company or any Company Subsidiaries shall be required to provide, and the Parent Parties shall be solely responsible for, (A) the assumptions underlying the pro forma adjustments to be made in the preparation of pro forma financial statements, (B) projections, risk factors or other forward-looking statements relating to any component of the Financing, (C) subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, and (D) Compensation Disclosure and Analysis required by Item 402(b) of Regulation S-K.  The Parent Parties shall promptly, upon the termination of this Agreement, reimburse Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Company or any of Company Subsidiaries in connection with the cooperation of Company and the Company Subsidiaries contemplated by this Section 7.8 and shall indemnify and hold harmless Company, the Company Subsidiaries and their respective Representatives from and against any and all liabilities or losses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith (except with respect to any information provided by or on behalf of Company or any Company Subsidiaries), except in the event such liabilities or losses arise out of, or result from, the willful misconduct of Company, the Company Subsidiaries or any of their respective Representatives.

(b)           Prior to the Parent Merger Effective Time, Company shall, and shall cause each of the Company Subsidiaries and shall use commercially reasonable efforts to cause its Representatives to supplement the information provided by or on behalf of Company or any Company Subsidiary in connection with the Financing or, if applicable, the Alternative Financing, on a reasonably current basis to the extent that any such information, to the Knowledge of Company, contains any untrue statements of material fact or omits to state any material facts required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 7.9            Notification of Certain Matters.

(a)           The Company Parties shall give prompt notice to the Parent Parties, and the Parent Parties shall give prompt notice to the Company Parties, of any notice or other communication received by such Party from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated by this Agreement.

(b)           The Company Parties shall give prompt notice to the Parent Parties, and the Parent Parties shall give prompt notice to the Company Parties, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that, if uncured, would reasonably be expected to result in any of the applicable closing conditions set forth in Article VIII not being capable of being satisfied prior to the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement such that, if uncured, would result in any of the applicable closing conditions set forth in Article VIII not to be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.  Without limiting the foregoing, the Company Parties shall give prompt notice to the Parent Parties, and the Parent Parties shall give prompt notice to the Company Parties, if, to the Knowledge of such Party, the occurrence of any state of facts, change, development, event or condition would cause, or would reasonably be expected to cause, any of the conditions to Closing set forth in Article VIII not to be satisfied or satisfaction to be reasonably delayed.

(c)           Notwithstanding anything to the contrary in this Agreement, the failure by the Company Parties or the Parent Parties to provide notice under Section 7.9(a) or Section 7.9(b) shall not constitute a breach of covenant for purposes of Section 8.2(b) or Section 8.3(b).

Section 7.10          Section 16 Matters.  Prior to the Parent Merger Effective Time, Company shall take all such steps as may be necessary to cause any dispositions of Company Common

Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.11          Delisting.  Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the NYSE and terminate their registration under the Exchange Act; provided, that such delisting and termination shall not be effective until after the Parent Merger Effective Time.

Section 7.12          Director and Officer Resignations.  Company shall use commercially reasonable efforts to obtain and cause to be delivered to Parent, in form reasonably satisfactory to Parent, resignations effective as of the Parent Merger Effective Time executed by each director and officer of Company and the Company Subsidiaries in office immediately prior to the Parent Merger Effective Time.

Section 7.13          Certain Tax Matters.

(a)           The Parties shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes.  Subject to Section 3.5(c)(iii), from and after the Parent Merger Effective Time, the Parent Parties shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable pursuant to Article III,  including to holders of Company Common Stock, Company Preferred Stock or Company OP Common Units, all Transfer Taxes.

(b)           During the Interim Period, Company shall accommodate all reasonable requests of Parent with respect to maintenance of its REIT status.  Parent and Company shall, upon written request, use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated in this Agreement).

(c)           FIRPTA. Company shall provide to Parent an affidavit of nonforeign status that complies with the Treasury Regulations under Section 1445 of the Code. Company LP shall use its commercially reasonable efforts to obtain and deliver to Parent at or prior to Closing an affidavit of nonforeign status that complies with the Treasury Regulations under Section 1445 of the Code from each Person that constitutes and is treated as a partner (and is not a “disregarded entity”) for United States federal income tax purposes of Company LP (other than Company or a Company Subsidiary).

(d)           Other Transactions.  Parent may request, upon reasonable notice to Company, and Company shall reasonably consider and cooperate with any such request (but, for the avoidance of doubt, shall not be obligated to undertake), that Company, immediately prior to the Closing, engage in one or more restructurings, asset dispositions or any other transactions on terms and in the manner requested by Parent; provided, however, that, for the avoidance of doubt, (i) neither Company nor any of the Company Subsidiaries shall be required to take any action in contravention of (A) any organizational document of Company or any of the Company Subsidiaries, (B) any Company Material Contract, (C) any determination by the Company Board in good faith that such action is reasonably likely to materially impair the business or operations of the Company Parties  or (D) applicable Law, (ii) any such actions or transactions shall be contingent upon all of the conditions set forth in Article VIII having been satisfied (or, with respect to Section 8.2, waived) and receipt by Company of a written notice from Parent to such effect and that the Parent Parties are prepared to proceed immediately with the Closing and any other evidence reasonably requested by Company that the Closing will occur (it being understood that in any event any requested restructurings, asset dispositions or other requested transactions will be deemed to have occurred prior to the Closing), (iii) such actions (or the inability to complete such actions) shall not affect or modify in any respect the obligations of the Parent Parties under this Agreement, including the amount of or timing of payment of the Merger Consideration and Preferred Merger Consideration, (iv) neither Company nor any of the Company Subsidiaries shall be required to take any such action that could adversely affect the classification of Company as a REIT or could subject Company to any “prohibited transactions” taxes or other material Taxes under Code Sections 857(b), 860(c) or 4981 and (v) neither Company nor any Company Subsidiary shall be required to take any such action that could result in any unreimbursed United States federal, state or local income Tax being imposed on any Company Party.  Without limiting the foregoing, none of the representations, warranties or covenants of Company or any of the Company Subsidiaries shall be deemed to apply to, or deemed breached or violated by, any actions taken pursuant to this Section 7.13(d).  The Parent Parties shall, promptly upon request by Company, reimburse Company for all reasonable out-of-pocket costs and Taxes incurred by Company or the Company Subsidiaries in taking any action agreed to be taken pursuant to this Section 7.13(d), and Parent shall indemnify Company and the Company Subsidiaries for any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorneys’ fees), Taxes, interest, awards, judgments and penalties suffered or incurred by Company or any of the Company Subsidiaries arising therefrom (and in the event the Mergers and the other transactions contemplated by this Agreement are not consummated, the Parent Parties shall promptly reimburse Company for any reasonable out-of-pocket costs (including reasonable attorneys’ fees) and Taxes incurred by Company or any of the Company Subsidiaries not previously reimbursed).

Section 7.14          Termination of Company Equity Incentive Plans.

(a)           Prior to the Parent Merger Effective Time, the Company Board shall adopt such resolutions or take such other actions as may be required by the Company Equity Incentive Plan no later than immediately prior to the Parent Merger Effective Time to effect the intent of Article III hereof. Company shall deliver copies of such resolutions or other actions to Parent no later than fifteen (15) Business Days prior to the Parent Merger Effective Time for Parent’s prior review and consent, such consent not to be unreasonably withheld.

(b)           If requested by Parent, Company shall (or shall cause each applicable Company Subsidiary to) terminate each Company Employee Benefit Plan intended to be qualified within the meaning of Section 401(a) of the Code as of the day prior to the Closing Date (but contingent upon the occurrence of the Mergers) and adopt all required compliance amendments pursuant to written resolutions, the form and substance of which shall be reasonable satisfactory to Parent.

Section 7.15          Accrued Dividends.  In the event that a distribution with respect to the Company Common Stock or the Company Preferred Stock permitted under the terms of this Agreement has (i) a record date prior to the Partnership Merger Effective Time and (ii) has not been paid as of the Partnership Merger Effective Time, (A) the holders of shares of Company Common Stock and the holders of Company OP Common Units entitled to receive such distribution shall be entitled to receive such distribution from Company (or Company LP, as applicable) and (B) the holders of the shares of Company Preferred Stock entitled to receive such distribution shall be entitled to receive such distribution from Company, in each case, immediately prior to the time such shares or units are exchanged pursuant to Article III of this Agreement for the consideration set forth therein.

Section 7.16          Dividends.  Notwithstanding anything else to the contrary in this Agreement (including Section 6.1(b)(iii)), Company shall be permitted to declare and pay a dividend to its Stockholders, the record date and payment date for which shall be the close of business on the last Business Day prior to the Closing Date, distributing any amounts determined by Company (in consultation with Parent) to be the minimum dividend required to be distributed in order for Company to qualify as a REIT and to avoid to the extent reasonably possible the incurrence of income or excise Tax.  Except for such dividends permitted to be distributed pursuant to Section 6.1(b)(iii)(B), if Company declares a dividend pursuant to this Section 7.16, the Merger Consideration shall be decreased by an amount equal to the per share amount of such dividend.

Section 7.17          Employment Matters.

(a)           During the period commencing on the Closing and ending on the date that is twelve (12) months after the Closing (or if earlier, the date of the employee’s termination of employment with Ultimate Parent, Parent and the Parent Subsidiaries), the Parent Parties shall, and shall cause each Parent Subsidiary, as applicable, to, provide each individual who is an employee of Company or any Company Subsidiary immediately prior to the Closing and who remains employed by the Surviving Company, any Company Subsidiary, Ultimate Parent or any Parent Subsidiary immediately following the Closing (each a “Continuing Employee” and collectively, the “Continuing Employees”) with (i) compensation (base salary and bonus opportunity) that taken as a whole, are not less favorable in the aggregate than the compensation (base salary and cash bonus opportunity) provided to each Continuing Employee immediately prior to the Closing and (ii) benefits, that are, in the aggregate, no less favorable than those provided to, at Parent’s election, either similarly situated employees of (A) Company or any Company Subsidiary immediately prior to the Closing or (B) Ultimate Parent, Parent or the Parent Subsidiary, as applicable, immediately following the Closing.  During the period commencing on the Closing and ending on the date that is twelve (12) months after the Closing, the Parent Parties shall, and shall cause each Parent Subsidiary to, provide each Continuing Employee, to the extent their employment is severed during such period, with severance payments and benefits equal to the severance payments and benefits provided by Company and the Company Subsidiaries as of the date of this Agreement as further set forth on Section 7.17(a) of the Disclosure Letter.

(b)           The Parent Parties shall, and shall cause the Parent Subsidiaries to, provide credit for each Continuing Employee’s length of service with Company and the Company Subsidiaries (as well as service with any predecessor employer of Company or any Company Subsidiary) for all purposes (including eligibility, vesting and benefit level, but not for purposes of any benefit accrual) under each plan, program, policy, agreement or arrangement of Ultimate Parent, Parent or the Parent Subsidiaries (including vacation and paid time-off) to the same extent that such service was recognized under a similar plan, program, policy, agreement or arrangement of Company or any Company Subsidiary, except that no such prior service credit will be required or provided to the extent that (i) it results in a duplication of benefits, or (ii) such service was not recognized under the corresponding Company Employee Benefit Plan.

(c)           To the extent permitted by applicable Law, the Parent Parties shall use commercially reasonable efforts to cause each Employee Benefit Plan of Ultimate Parent, Parent and the Parent Subsidiaries in which any Continuing Employee participates that provides health or welfare benefits to (i) waive all limitations as to preexisting conditions, exclusions, waiting periods and service conditions with respect to participation and coverage requirements applicable to Continuing Employees, other than limitations applicable under the corresponding Company Employee Benefit Plan or to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Employee Benefit Plan and (ii) honor any payments, charges and expenses of Continuing Employees (and their eligible dependents) that were applied toward the deductible and out-of-pocket maximums under the corresponding Company Employee Benefit Plan in satisfying any applicable deductibles, out-of-pocket maximums or co-payments under a corresponding Company Employee Benefit Plan during the calendar year in which the Closing occurs.

(d)           Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Parent Merger Effective Time will be credited to such Continuing Employee following the Parent Merger Effective Time.

(e)           Nothing in this Section 7.17 shall (i) confer any rights upon any Person, including any Continuing Employee or former employee of Company or the Company Subsidiaries, other than the Parties to this Agreement and their respective successors and permitted assigns, (ii) constitute or create an employment agreement or create any right in any Continuing Employee or any other Person to any continued employment or service with or for Company, the Company Subsidiaries, Ultimate Parent, Parent or the Parent Subsidiaries, or to any compensation or benefits of any nature or kind whatsoever, (iii) constitute or be treated as an amendment, modification, adoption, suspension or termination of any employee benefit plan, program, policy, agreement or arrangement of Company, the Company Subsidiaries, Ultimate Parent, Parent, or the Parent Subsidiaries, or (iv) alter or limit the ability of Company, the Company Subsidiaries, Ultimate Parent, Parent or the Parent Subsidiaries to amend, modify or terminate any benefit plan, program, policy,  agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.

Section 7.18          Integration Planning.  As promptly as practicable after the date of this Agreement, Parent and Company shall use their respective commercially reasonable efforts to establish a mechanism, subject to applicable Law, reasonably acceptable to both Parties by which the Parties will confer on a regular and continued basis (subject to reasonable advance written notice of any such meeting being provided to each Party) regarding the general status of the ongoing operations and administration of Company and the Company Subsidiaries (including with respect to the ongoing debt and equity capitalization of Company and Company Subsidiaries) and integration planning matters and communicate and consult with, and use their respective commercially reasonable efforts to cooperate with, each other and the specific persons to be identified by each Party with respect to the foregoing.

Section 7.19          Company Capitalization.  Company shall make available to Parent, at least three (3) Business Days prior to the anticipated Closing Date, an updated list of the information set forth in the second sentence of Section 4.3(a) as of the most recent practicable date prior to the anticipated Closing Date.

Section 7.20          Updated Portfolio Data Tape.  Company shall make available to Parent, (a) within ten (10) Business Days after the end of each calendar month and (b) at least three (3) Business Days prior to the anticipated Closing Date, an update of the Data Tape, as of (x) in respect of clause (a), the end of the preceding calendar month and (y) in respect of clause (b), the most recent practicable date prior to the anticipated Closing Date.

Section 7.21          Use of Company Cash.  At the prior written direction of Parent and subject to any applicable limitations or restrictions imposed by applicable Law or pursuant to any contractual agreement to which Company or any Company Subsidiary is a party immediately prior to the Closing, Company shall, in connection with the Closing, use the existing unrestricted cash of Company and the Company Subsidiaries to, at Parent’s election, either contribute to (a) repayment of the Existing Company Indebtedness and/or (b) the Payment Fund for purposes of paying the Merger Consideration, Preferred Merger Consideration and Company OP Unit Consideration.

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.1            Conditions to Each Party’s Obligation to Effect the Mergers.  The respective obligations of the Parties to this Agreement to effect the Mergers and to consummate the other transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction or (to the extent permitted by Law) waiver in writing by each of the Parties at or prior to the Closing of the following conditions:

(a)           Stockholder Approvals.  The Company Stockholder Approval shall have been obtained.

(b)           No Injunctions or Restraints.  (i) No Order entered, enacted, promulgated, enforced or issued by any Governmental Authority of competent jurisdiction preventing, prohibiting, enjoining or making illegal the consummation of the Mergers shall be in effect, (ii) no Action shall have been brought by any Governmental Authority, and remain pending, that seeks an Order that would prevent, prohibit, enjoin or make illegal the consummation of the Mergers (clauses (i) and (ii), collectively “Restraints”), and (iii) no Law shall have been enacted or be in effect preventing, prohibiting, enjoining or making illegal the consummation of the Mergers.

Section 8.2            Conditions to Obligations of the Parent Parties.  The obligations of the Parent Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction or (to the extent permitted by Law) waiver in writing by Parent, at or prior to the Closing, of the following additional conditions:

(a)           Representations and Warranties.  The (i) representations and warranties set forth in Section 4.4 (Authority), Section 4.8(b) (Absence of Certain Changes or Events) and Section 4.20 (Vote Required) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, (ii) the representations and warranties set forth in Section 4.3(b)-(e) (Capital Structure) shall be true and correct in all material respects (without giving effect to any materiality or “Company Material Adverse Effect” qualifications set forth therein) as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, (iii) the representations and warranties set forth in Section 4.3(a) (Capital Structure) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, except for de minimis inaccuracies thereof and (iv) each of the other representations and warranties of the Company Parties contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, except (A) in each case of clauses (i), (ii), (iii) and (iv), representations and warranties that are made as of a specific date shall be true and correct only on and as of such date and (B) in the case of clause (iv), where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Company Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           Performance of Covenants and Obligations of the Company Parties.  The Company Parties shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by the Company Parties under this Agreement on or prior to the Closing Date.

(c)           Delivery of Certificates.  Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its chief executive officer or chief financial officer on behalf of the Company Parties, certifying to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(d) have been satisfied.

(d)           Material Adverse Change.  On the Closing Date, there shall not exist any event, circumstance, change, or effect arising after the date of this Agreement that, individually, or in the aggregate, constitutes a Company Material Adverse Effect.

(e)           REIT Opinion.  Parent shall have received a tax opinion of Orrick, Herrington & Sutcliffe LLP, outside tax counsel to Company (or such other outside tax counsel being nationally recognized and experienced with respect to REIT matters and reasonably satisfactory to Parent), dated as of the Closing Date (the “REIT Opinion”), which opinion concludes (subject to customary assumptions, qualifications and representations, including representations made by Company and the Company Subsidiaries) that Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code for all taxable periods commencing with Company’s taxable year ended December 31, 2012 through and including the Parent Merger Effective Time.

Section 8.3            Conditions to Obligations of the Company Parties.  The obligations of the Company Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction or (to the extent permitted by Law) waiver in writing by Company, at or prior to the Closing Date, of the following additional conditions:

(a)           Representations and Warranties.  The representations and warranties of the Parent Parties contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date, as though made as of the Closing Date, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date and (B) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)           Performance of Covenants or Obligations of the Parent Parties.  The Parent Parties shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by the Parent Parties under this Agreement on or prior to the Closing Date.

(c)           Delivery of Certificates.  Ultimate Parent shall have delivered to Company a certificate, dated the Closing Date and signed by its chief executive officer or chief financial officer on behalf of the Parent Parties, certifying to the effect that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

TERMINATION AND AMENDMENT

Section 9.1            Termination.  This Agreement may be terminated at any time prior to the Parent Merger Effective Time, by action taken or authorized by the Parent Board or Company Board, as applicable, as follows:

(a)           by mutual consent of Parent and Company in a written instrument;

(b)           by either Parent or Company, upon written notice to the other Party, if any Governmental Authority of competent jurisdiction shall have issued an Order permanently enjoining or otherwise prohibiting the Mergers, and such Order has become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, such Order;

(c)           by either Parent or Company, upon written notice to the other Party, if the Mergers shall not have been consummated on or before 5:00 p.m. (New York time) on July 27, 2017 (such date and time referred to as the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Mergers to occur on or before such date;

(d)           by either Parent or Company, upon written notice to the other Party, if there shall have been a breach by the other Party of any of the covenants or agreements, or any of the representations or warranties, set forth in this Agreement on the part of such other Party, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure to be satisfied of a condition set forth in Section 8.2(a) or Section 8.2(b) or Section 8.3(a) or Section 8.3(b), as the case may be, unless such breach is reasonably capable of being cured, and the other Party shall continue to use its commercially reasonable efforts to cure such breach, prior to the Outside Date; provided, that a Party shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if such Party is then in breach of any of its own respective representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) or Section 8.3(a) or Section 8.3(b), as the case may be, would not be satisfied;

(e)           by either Parent or Company, upon written notice to the other Party, if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the duly convened Company Stockholder Meeting (including after taking into account any adjournment, postponement or recess thereof);

(f)            by Company, by written notice to Parent, if (i) all of the conditions set forth in Sections 8.1 and 8.2 (other than conditions that are to be satisfied by actions taken at the Closing; provided that such conditions to be satisfied at the Closing would be satisfied as of the date of the notice referenced in clause (ii) of this Section 9.1(f) if the Closing were to occur on the date of such notice) have been satisfied, (ii) on or after the date the Closing should have occurred pursuant to Section 2.3, Company has delivered written notice to Parent that the Company Parties are prepared to consummate the Closing and (iii) the Parent Parties fail to consummate the Closing on or before the third (3rd) Business Day after delivery of the notice referenced in clause (ii) of this Section 9.1(f), and the Company Parties were prepared to consummate the Closing during such three (3) Business Day period;

(g)           by Parent, by written notice to Company, if (i) the Company Board shall have made a Change in Company Recommendation (provided that it is understood and agreed that neither a Notice of Recommendation Change nor the intention underlying such Notice of Recommendation Change that is not publicly made shall in and of itself be considered a Change in Company Recommendation), (ii) the Company Board shall have failed to publicly recommend against any tender offer or exchange offer that constitutes an Acquisition Proposal (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the Company’s stockholders) within ten (10) Business Days after the commencement of such tender offer or exchange offer; (iii) the Company Board shall have failed to publicly reaffirm the Company Recommendation within ten (10) Business Days after the date an Acquisition Proposal shall have been publicly announced (or if the Company Stockholder Meeting is scheduled to be held within ten (10) Business Days from the date an Acquisition Proposal is publicly announced or disclosed, promptly and in any event prior to the date on which the Company Stockholder Meeting is scheduled to be held) or (iv) Company (or its officers, directors or employees) commits a material, willful breach of its obligations in Section 7.4; or

(h)           by Company, by written notice to Parent, at any time prior to the receipt of the Company Stockholder Approval, in order to enter into an Acquisition Agreement with respect to a Superior Proposal in accordance with Section 7.4; provided that such termination shall not be effective unless and until the Termination Fee is paid in accordance with Section 9.3(a)(iv).

Section 9.2            Effect of Termination.  In the event that this Agreement is terminated pursuant to Section 9.1, written notice thereof shall be given to the other Party or Parties, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and subject to compliance with Section 9.3, this Agreement shall forthwith become null and void and of no further force or effect whatsoever without liability on the part of any Party hereto, and all rights and obligations of any Party hereto shall cease; provided, however, that, notwithstanding anything in the foregoing to the contrary (a) subject to Section 9.3(b), no such termination shall relieve any Party hereto of any liability or damages resulting from or arising out of any Party’s willful breach of this Agreement prior to its termination, or for fraud; and (b) the Confidentiality Agreement, Section 7.5, the indemnification and reimbursement obligations of Section 7.8, this Section 9.2, Section 9.3, Article X (other than Section 10.1) and the definitions of all defined terms appearing in such sections shall survive any termination of this Agreement pursuant to Section 9.1.  For purposes of this Agreement, “willful breach” means a breach that is a consequence of an act knowingly undertaken by the breaching party with either the intent of causing a breach of this Agreement or the knowledge that such act constitutes a breach of this Agreement.  If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable and permitted by applicable Law, shall be withdrawn from the Governmental Authority or other Person to which they were made.  If a Delaware Court awards damages to any Parent Party as a result of a willful breach by a Company Party of this Agreement prior to its termination or fraud by a Company Party, the Parties agree that any such damages shall be paid to Ultimate Parent.

Section 9.3            Termination Fees.

(a)           If, but only if, this Agreement is terminated:

(i)            by either Parent or Company pursuant to Section 9.1(c) or Section 9.1(e) or by Parent pursuant to Section 9.1(d) (other than as a result of a breach of Section 7.4) and (A) prior to such date, (1) in the case of a termination pursuant to Section 9.1(c) or Section 9.1(d) (other than as a result of a breach of Section 7.4), an Acquisition Proposal has been announced, disclosed or otherwise communicated (whether confidentially or publicly) to the Company Board or the Stockholders or (2) in the case of a termination pursuant to Section 9.1(e), an Acquisition Proposal has been publicly announced, disclosed or otherwise communicated to the Stockholders and (B)(1) Company enters into an Acquisition Agreement with respect to any Acquisition Proposal (which need not be the same Acquisition Proposal) within twelve (12) months of the termination of this Agreement, which Acquisition Proposal is subsequently consummated or (2) an Acquisition Proposal (which need not be the same Acquisition Proposal) is consummated within twelve (12) months of the termination of this Agreement, then Company shall pay, or cause to be paid, to Ultimate Parent the Termination Fee, by wire transfer of same day funds to an account designated by Ultimate Parent, not later than three (3) Business Days after the consummation of such Acquisition Proposal; provided, however, that for purposes of this Section 9.3(a)(i), the references to “ten percent (10%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”;

(ii)           by Parent pursuant to Section 9.1(g) (or by Company pursuant to Section 9.1(c) or Section 9.1(e) and, at or prior to the time of such termination, Parent was entitled to terminate this Agreement pursuant to Section 9.1(g)), then Company shall pay, or cause to be paid, to Ultimate Parent the Termination Fee, by wire transfer of same day funds to an account designated by Ultimate Parent, not later than three (3) Business Days after receipt by Company or Parent, as applicable, of written notice of termination of this Agreement pursuant to Section 9.1(g) or, where Parent was entitled to terminate this Agreement pursuant to Section 9.1(g), Section 9.1(c) or Section 9.1(e);

(iii)          by Company pursuant to Section 9.1(d) or Section 9.1(f), then the Parent Parties shall pay, or cause to be paid, to Company the Parent Termination Fee, by wire transfer of same day funds to an account designated by Company, not later than three (3) Business Days after receipt by Parent of written notice from Company of termination of this Agreement pursuant to Section 9.1(d) or Section 9.1(f), as applicable; or

(iv)          by Company pursuant Section 9.1(h), then Company shall pay, or cause to be paid, to Ultimate Parent the Termination Fee, by wire transfer of same day funds to an account designated by Ultimate Parent prior to or concurrently with termination of this Agreement by Company pursuant to Section 9.1(h).

(b)           Notwithstanding anything to the contrary set forth in this Agreement, the Parties agree that payment of the Termination Fee by Company to Ultimate Parent, or the Parent Termination Fee by the Parent Parties to Company, will in each case constitute liquidated damages for any and all losses and liabilities of any kind suffered by the Parent Parties and their Affiliates, on the one hand, and the Company Parties and their Affiliates, on the other hand, and from and after such termination as described in Section 9.1 and payment of the Termination Fee or the Parent Termination Fee, as applicable, in accordance with Section 9.3(a), neither the Company Parties, nor the Parent Parties will have any further liability of any kind for any reason (and the Parent Parties shall not be entitled to bring or maintain any other Action against any Company Party or their respective Affiliates and the Company Parties shall not be entitled to bring or maintain any other Action against any Parent Party or their respective Affiliates) in connection with this Agreement or the transactions contemplated hereby, or any termination contemplated in Section 9.1, except as provided under Section 9.3(a), this Section 9.3(b) and Section 9.3(c) (including any Action to enforce any Party’s right to payment of the Termination Fee or Parent Termination Fee, as applicable).  Notwithstanding anything in this Agreement to the contrary and without limitation of the preceding sentence, under no circumstances  will any Parent Party or Company Party be entitled to (i) monetary damages or other monetary remedies for any loss or other liability of any kind suffered as a result of or related to this Agreement, including any breach of any representation, warranty, covenant or agreement in this Agreement or the failure of the Mergers or any other transactions contemplated hereby to be consummated, in excess of the Termination Fee or Parent Termination Fee, as applicable, together in each case with any amounts due pursuant to Section 9.3(c) (it being understood that in the case of liability as provided in Section 9.3(a), any prior payment of the Termination Fee or the Parent Termination Fee, as applicable, shall be taken into account when determining any remedies), or (ii) both a grant of specific performance to consummate the Closing (to the extent permitted under Section 10.8) and any monetary damages or other monetary remedies, including all or any portion of the Termination Fee or Parent Termination Fee, as applicable.  In no event will the Parent Parties be entitled to the Termination Fee, or the Company Parties entitled to the Parent Termination Fee, in each case on more than one occasion.

(c)           Each of the Parties hereto acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, (ii) neither the Termination Fee or Parent Termination Fee is a penalty, and (iii) without these agreements, the Parent Parties and Company Parties would not enter into this Agreement; accordingly, if the Parent Parties or Company Parties fail to timely pay any amount due pursuant to this Section 9.3 on the date specified and in order to obtain such payment either the Parent Parties or Company Parties, as applicable, commences any Action that results in a judgment against the Parent Parties or Company Parties, as applicable, for the payment of any amount set forth in this Section 9.3, then either the Parent Parties or Company Parties, as applicable, shall pay the other Party its costs and expenses in connection with such suit, together with interest on such amount at the annual rate of the prime rate set forth in the Wall Street Journal (in effect on the date of payment) for the period from the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

(d)           Except as set forth in Section 7.8, Section 7.13(d), this Section 9.3 or as otherwise expressly set forth in this Agreement, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such Expenses whether or not the Mergers are consummated.

(e)           The Parties agree that the Termination Fee, payable pursuant to  Section 9.3(a), shall not be subject to withholding Taxes of any kind, and Company shall not reduce any amounts payable to Ultimate Parent pursuant to Section 9.3(a) on account of any Tax.

Section 9.4            Payment of Parent Termination Fee .

(a)           In the event that the Parent Parties are obligated to pay the Parent Termination Fee pursuant to Section 9.3(a) (the “Parent Termination Fee Base Amount”), the Parent Parties shall actually pay, or cause to be paid, to Company from the applicable Parent Termination Fee Base Amount, an amount equal to the lesser of (i) the Parent Termination Fee Base Amount and (ii) the maximum amount that can be paid to Company without causing Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”), as determined by Company; provided that in the event either (1) Company has received a ruling from the IRS described in Section 9.4(b)(ii) or (2) an opinion from Company’s outside counsel as described in Section 9.4(b)(ii), Company may elect to receive payment of the entire Parent Termination Fee Base Amount.  Company shall give reasonable advance notice to Parent in writing of the amount that may be paid to it under the preceding sentence.  The Parent Parties shall be obligated to deposit any unpaid balance of the Parent Termination Fee Base Amount (the “Remaining Parent Termination Fee”) into escrow to secure the Parent Parties’ obligations to pay the Remaining Parent Termination Fee (with such escrow agent selected by Company and on such terms (subject to Section 9.4(b)) as shall be mutually agreed upon by Company, Parent and the escrow agent as reflected in an escrow agreement among such parties, provided that the payment or deposit into escrow shall be at Company’s option). The deposit into escrow of the Remaining Parent Termination Fee pursuant to this Section 9.4(a) shall be made at the time the Parent Parties would otherwise be obligated to pay, or cause to be paid, Company the Parent Termination Fee pursuant to Section 9.3(a) by wire transfer of same day funds.

(b)           The escrow agreement shall provide that the Remaining Parent Termination Fee held in escrow or any portion thereof shall not be released to Company unless the escrow agent receives any one or combination of the following: (i) a letter from Company indicating the maximum amount that can be paid by the escrow agent to Company without causing Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code in a particular year determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from Company revising that amount, in which case the escrow agent shall release such amount to Company, or (ii) a letter from Company’s counsel indicating that Company received a ruling from the IRS holding that the receipt by Company of the Remaining Parent Termination Fee would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, Company’s outside counsel has rendered a legal opinion to the effect that the receipt by Company of the Remaining Parent Termination Fee would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code), in which case the escrow agent shall release the entire unpaid Remaining Parent Termination Fee  to Company.  The Parent Parties agree to amend this Section 9.4 at the reasonable request of Company in order to (x) maximize the portion of the Parent Termination Fee Base Amount that may be distributed to Company hereunder without causing Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (y) improve Company’s chances of securing a favorable ruling described in this Section 9.4(b) or (z) assist Company in obtaining a favorable legal opinion from its outside counsel as described in this Section 9.4.  The Parent Parties shall be deemed to have satisfied their obligations pursuant to Section 9.3(a) and this Section 9.4 so long as the Parent Parties make all of the cash payments to Company and deposits into escrow in accordance with this Section 9.4, and the Parent Parties shall thereafter have no further liability with respect to payment of the Parent Termination Fee Base Amount.  The portion of the Remaining Parent Termination Fee that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 9.4.  Company shall fully indemnify the Parent Parties from and against any liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by it resulting directly or indirectly from the escrow arrangements contemplated by this Section 9.4.

Section 9.5            Amendment.  To the extent permitted by applicable Law and subject to the second sentence of this Section 9.5, this Agreement may be amended by the Parties hereto, by action taken or authorized by the Company Board or the Ultimate Parent Board, as applicable, at any time before or after the Company Stockholder Approval of the applicable matters presented in connection with the Mergers, but, after any such approval, no amendment shall be made which by Law requires further approval by the Stockholders without such further approval by such Stockholders.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto and, with respect to this Section 9.5, Sections 10.4(e), 10.7, 10.8(c), 10.9 and 10.11, to the extent such amendment is material and adverse to the interests of the Financing Sources, taken as a whole, the consent of the Financing Sources.

Section 9.6            Extension; Waiver.  At any time prior to the Parent Merger Effective Time, the Parties hereto, by action taken or authorized by the Company Board or the Ultimate Parent Board and Parent Board, as applicable, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party hereto, (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party.  The failure of a Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.  No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.  Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

ARTICLE X

GENERAL PROVISIONS

Section 10.1          Survival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Parent Merger Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Parent Merger Effective Time.  The Confidentiality Agreements will survive termination of this Agreement in accordance with its terms.

Section 10.2          Notices.  All notices, requests, claims, consents, demands and other communications hereunder shall be in writing and shall be delivered personally, by telecopy, e-mail or telefacsimile, by a recognized courier service, or by registered or certified mail, return receipt requested, postage prepaid, and in each case shall be deemed duly given on the date of actual delivery, upon confirmation of receipt.  All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice, and a copy of each notice shall also be sent via e-mail.

(a)           if to the Parent Parties, to:

Tricon Capital Group, Inc.

1067 Yonge Street

Toronto, Ontario, Canada M4W 2L2

Telephone: (416) 323-2482

Facsimile: (426) 925-7964

Attention: David Veneziano

E-mail: dveneziano@triconcapital.com

with copies to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Matthew W. Abbott

Facsimile: (212) 492-0402

E-mail:  mabbott@paulweiss.com

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Facsimile: (212) 492-0075

E-mail: rfieldstone@paulweiss.com

(b)           if to the Company Parties, to:

Silver Bay Realty Trust Corp.

3300 Fernbrook Lane North, Suite 210

Plymouth, MN 55447

Telephone: (952) 358-4402

Facsimile: (952) 487-3404

Attention: Dan Buechler

E-mail: dbuechler@silverbaymgmt.com

with copies to:

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, California 94105

Attention:  Karen Dempsey

Facsimile No.:  (415) 773-5759

E-mail:  kdempsey@orrick.com

and

Orrick, Herrington & Sutcliffe LLP

1000 Marsh Road

Menlo Park, California 94025

Attention:  Richard V. Smith

Facsimile No.:  (650) 614-7401

E-mail:  rsmith@orrick.com

Section 10.3          Counterparts.  This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to each other Party (including by means of electronic delivery), it being understood that the Parties need not sign the same counterpart.  Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.4          Entire Agreement; No Third-Party Beneficiaries.  This Agreement (including the schedules, documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any person (other than the Parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement except for (a) the rights, benefits and remedies granted to the Indemnified Parties under Section 7.6, (b) after the Partnership Merger Effective Time, the rights of the holders of Company OP Common Units to receive the consideration set forth in Article III in accordance with the provisions of this Agreement, (c) after the Parent Merger Effective Time, the rights of the holders of Company Common Stock to receive the Merger Consideration, the rights of the holders of Company Preferred Stock to receive the Preferred Merger Consideration, and the rights of holders of Company Restricted Stock Awards and Company PSUs to receive the consideration specified in Article III in accordance with the provisions of this Agreement, (d) the right of Company, on behalf of its Stockholders, to pursue claims for damages and other relief, including equitable relief, for any breach of this Agreement by the Parent Parties, to the extent recovery is otherwise permitted under Section 9.2 and Section 9.3 and (e) the rights of the Financing Sources under this Section 10.4 and Sections 9.5, 10.7, 10.8(c), 10.9 and 10.11, and

such Financing Sources are hereby made express third party beneficiaries of such Sections.  The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties.  Accordingly, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.5          Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective only to the extent of such invalidity or unenforceability and, unless the effect of such invalidity or unenforceability would prevent the Parties from realizing the major portion of the economic benefits of the Mergers that they currently anticipate obtaining therefrom, shall not render invalid or unenforceable the remaining terms and provisions of this Agreement or affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 10.6          Assignment.  Neither this Agreement nor any of the rights, interests or obligations of the Parties hereunder shall be assigned by any of the Parties hereto (whether by operation of law or otherwise) without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent shall be null and void; provided, however, that the Parent Parties may assign their rights and benefits hereunder, in whole or in part, without the prior written consent of the Company Parties (i) to any Financing Source as collateral security or (ii) to any of its Affiliates, provided that no such assignment will relieve any Parent Party from its obligations under this Agreement.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 10.7          Governing Law.  This Agreement and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements entered into and performed entirely therein by residents thereof, without regard to any provisions relating to choice of laws among different jurisdictions, except that (i) the provisions of the DLLCA  and the MGCL applicable to the authorization, effectiveness and effects of the Parent Merger and the provisions of the DRULPA applicable to the authorization, effectiveness and effects of the Partnership Merger will apply to the Parent Merger and the Partnership Merger and (ii) the applicable Law of the State of Maryland shall apply to the discharge of the fiduciary duties of the Company Board (or any committees thereof) in connection with the Merger Agreement.

Section 10.8          Specific Performance; Venue.

(a)           The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, including if the Parties hereto fail to take any action required of them hereunder to consummate the transactions contemplated by this Agreement (and, more specifically, that irreparable damage would occur if the Mergers were not consummated, including the Parties’ obligations to consummate the Mergers and the obligation of the Parent Parties to pay, and the right of the holders of Company Common Stock and the holders of Company Preferred Stock right to receive, the aggregate Merger Consideration and the Preferred Merger Consideration, as applicable, pursuant to the Mergers, subject in each case to the terms and conditions of this Agreement), and that monetary damages, even if available, would not be an adequate remedy therefor.  It is accordingly agreed that, subject to Section 10.8(b), prior to the termination of this Agreement pursuant to Article IX, the Parties sole and exclusive remedy shall be an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of damages or otherwise (including the Parties’ obligations to consummate the Mergers and the obligation of the Parent Parties to pay, and the right of the holders of Company Common Stock and the holders of Company Preferred Stock right to receive, the aggregate Merger Consideration and the Preferred Merger Consideration, as applicable, pursuant to the Mergers, subject in each case to the terms and conditions of this Agreement) in the Court of Chancery of the State of Delaware and any appellate court therefrom, unless such court shall decline to accept jurisdiction over a particular matter, in which case, in the Superior Court of the State of Delaware (in the Complex Commercial Litigation Division thereof if permitted by the applicable rules of the Superior Court) and any appellate court therefrom or, if the Superior Court of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court located in the State of Delaware and any federal appellate court therefrom (collectively, the “Delaware Courts”), and each Party hereto hereby waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at Law or in equity.  Each Party agrees that the right of specific performance and other equitable relief is an integral part of the transactions contemplated by this Agreement and without that right neither the Company Parties nor the Parent Parties would have entered into this Agreement.  The Parties agree not to assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law.  If, prior to the Outside Date, any party brings an action to enforce specifically the performance of the terms and provisions of this Agreement by another party, the Outside Date shall automatically be extended by (i) the amount of time during which such action is pending, plus twenty (20) Business Days, or (ii) such other time period established by the court presiding over such action.

(b)           Notwithstanding the foregoing, it is explicitly agreed that the Company Parties shall each be entitled to seek specific performance of Parent’s obligation to consummate the Closing if and only if (i) all of the conditions to the obligations of the Parent Parties to consummate the transactions contemplated by this Agreement set forth in Section 8.1 and Section 8.2 have been satisfied or waived in writing as of or prior to the date the Closing should have been consummated pursuant to Section 2.3 and the other terms of this Agreement (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, and subject to such conditions being capable of being satisfied), (ii) the Company Parties have irrevocably confirmed to Parent in writing that, if specific performance is granted and the BD Financing and Debt Financing are funded, the Company Parties are ready, willing and able to (and shall) perform their respective obligations in connection with effectuating the Closing, subject to the satisfaction of those conditions to Company Parties’ obligation to consummate the Closing that by their terms are to be satisfied by actions taken at the Closing, (iii) the BD Financing has been funded, (iv) the Debt Financing (and/or, if applicable, the Alternative Debt Financing) has been funded or the financing sources thereunder have indicated that the Debt Financing (and/or, if applicable, the Alternative Debt Financing) will be funded at the Closing, and (v) Parent fails to consummate the Closing within three (3) Business Days following the date of the notice described in clause (ii).

(c)           Each of the Parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement, the Financing or the Financing Sources (including with respect to any claim or cause of action whether at Law, in equity, in contract or tort and with respect to any claim or cause of action relating to the negotiation, execution or performance of this Agreement) brought by any other Party, its Affiliates or its successors or assigns shall be brought and determined in the Delaware Courts (subject to the order of preference of each of the Delaware Courts set forth in Section 10.8(a)), and each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby.  Each of the Parties agrees not to commence, permit any of their respective Affiliates to commence or support any other Person in commencing any action, suit or proceeding relating thereto except in the Delaware Courts.

(d)           Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient.  Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the Delaware Courts as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in the Delaware Courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper, or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(e)           EACH PARTY ACKNOWLEDGES THAT IT IS KNOWINGLY AND VOLUNTARILY AGREEING TO THE CHOICE OF DELAWARE LAW TO GOVERN THIS AGREEMENT AND TO THE JURISDICTION OF DELAWARE COURTS IN CONNECTION WITH PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.  THE PARTIES INTEND THIS TO BE AN EFFECTIVE CHOICE OF DELAWARE LAW AND AN EFFECTIVE CONSENT TO JURISDICTION AND SERVICE OF PROCESS UNDER 6 DEL.

C. § 2708, INCLUDING THAT THIS AGREEMENT INVOLVES OVER $100,000 FOR PURPOSES OF THE APPLICATION OF 6 DEL. C. § 2708.

Section 10.9          WAIVER OF JURY TRIAL.  EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, THE FINANCING, THE TRANSACTIONS CONTEMPLATED THEREBY OR THE FINANCING SOURCES.  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.9.

Section 10.10       Authorship.  The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party.  Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

Section 10.11       Financing Sources.  Notwithstanding anything to the contrary contained in this Agreement, (a) the Company Parties, the Company Subsidiaries and their respective Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall not have any rights or claims against any Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Financing, whether at Law or equity, in contract, in tort or otherwise and (b) no Financing Source shall have any liability (whether in contract, in tort or otherwise) to the Company Parties, the Company Subsidiaries and their respective Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Financing whether at Law or equity, in contract, in tort or otherwise.  Notwithstanding the foregoing provisions of this Section 10.11, following the consummation of the transactions contemplated by this Agreement, the foregoing provisions will not limit the rights of the parties to the Financing under the definitive agreements in respect of the Financing.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, Ultimate Parent, Parent, Parent LP, Company, Company GP and Company LP have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first set forth above.

TRICON CAPITAL GROUP INC.

By:		/s/ David Veneziano
	Name:	David Veneziano
	Title:	Vice President, General Counsel and Secretary
	Address:	1067 Yonge Street Toronto, Ontario, Canada M4W 2L2

TAH ACQUISITION HOLDINGS LLC

By:		/s/ David Veneziano
	Name:	David Veneziano
	Title:	Vice President, General Counsel and Secretary
	Address:	1067 Yonge Street Toronto, Ontario, Canada M4W 2L2

TAH ACQUISITION LP

By:		/s/ David Veneziano
	Name:	David Venenziano
	Title:	Vice President, General Counsel and Secretary
	Address:	1067 Yonge Street Toronto, Ontario, Canada M4W 2L2

[Signature Page to the Merger Agreement]

SILVER BAY REALTY TRUST CORP.

By:		/s/ Thomas W. Brock
	Name:	Thomas W. Brock
	Title:	Chief Executive Officer
	Address:	3300 Fernbrook Lane North, Suite 210 Plymouth, Minnesota 55447

SILVER BAY MANAGEMENT LLC

By:		/s/ Thomas W. Brock
	Name:	Thomas W. Brock
	Title:	Chief Executive Officer
	Address:	3300 Fernbrook Lane North, Suite 210 Plymouth, Minnesota 55447

SILVER BAY OPERATING PARTNERSHIP L.P.

By:		/s/ Thomas W. Brock
	Name:	Thomas W. Brock
	Title:	Chief Executive Officer
	Address:	3300 Fernbrook Lane North, Suite 210 Plymouth, Minnesota 55447

[Signature Page to the Merger Agreement]